SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: May 20, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F   __
                                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes   __                  No   X
                                                         -

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 15, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") posted on its website the following documents and materials in relation to the 2003 Annual General Meeting of Shareholders of the Company:

(i) Materials for the 2003 Annual General Meeting of Shareholders of the Company (the "Shareholder Materials");

(ii) Annual Financial Statements for 2002 of the Company (the "2002 Annual Financial Statements";

(iii) Restated version of the Charter of the Company;

(iv) Restated version of the regulations for the General Shareholders Meeting of the Company

(v) Amendments to the Regulations on the Board of Directors of the Company; and

(vi) Amendments to the Regulations on the Management Board of the Company.

Copies of the above-listed documents are attached as Exhibits 1 to 6 hereto.

The requirements for the contents of the 2002 Annual Financial Statements and criteria for the information to be disclosed in the 2002 Annual Financial Statements are established by the laws and regulations of the Russian Federation. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

As a consequence of such differences, the 2002 Annual Financial Statements include unaudited unconsolidated statutory financial statements of the Company prepared in accordance with Russian accounting standards ("RAS"). RAS differs in significant respects from International Accounting Standards and from generally accepted accounting principles in the United States. Therefore, the results disclosed in the 2002 Annual Financial Statements are prepared on a basis different from the basis used to prepare the Company's audited annual consolidated financial statements included in its Annual Reports on Form 20-F.

Terms used in the 2002 Annual Financial Statements have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

Certain statements in the Shareholder Materials are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to:

o    the Company's plans to construct and modernize its network;
o    the Company's plans relating to the expansion of the range of its services;
o the Company's ability to repositioning itself in light of liberalization of the telecommunications market;
o    the Company's  expectations  as to the increase of its income;  and

o    other statements regarding matters that are not historical facts.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

o risks relating to changes in political, economic and social conditions in Russia;
o risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry and currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;
o risks relating to the Company, including demand for and market acceptance of, its services and competitive pressure; and
o    other risks and uncertainties.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which speak only as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable securities laws.

     For any questions concerning the attached documents, contact Olga Vladimirovna Mokhoreva, Head of the Securities Department of the Company, by phone at +7 (095)973-9940, by facsimile at +7 (095)787-2850 or by email at mokhoreva@hq.rt.ru

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    May 20, 2003                      By:   /s/Petr Debrianski
                                               -----------------------------
                                               Name: Petr Debrianski
                                               Title:  Deputy Finance Director

                                  EXHIBIT INDEX



The following exhibit have been disclosed as part of this Form 6-K:


Exhibit Number       Description
--------------       -----------

1. English translation of the Materials for the 2003 Annual General Meeting of Shareholders of the Company.

2.                  English translation of the 2002 Annual Financial Statements;

3.                  English translation of the revised Charter of the Company;

4. English translation of the Regulations on the General Shareholders Meeting of the Company;

5. English translation of the Amendments to the Regulations on the Board of Directors of the Company; and

6. English translation of the Amendments to the Regulations on the Management Board of the Company.

                                                                     Exhibit 1

          Materials for the 2002 Annual General Meeting of Shareholders

                           Of Open Joint Stock Company
         Long-Distance and International Telecommunications "ROSTELECOM"


                                  15 June 2003

Notice of Convening the Annual General Meeting of Rostelecom Shareholders


Dear Shareholder,

         We hereby give notice that pursuant to Clause 15 of the Company Charter and Article 65 of Federal Law No. 208-FZ dated on 26 December 1995 "On Joint-Stock Companies" (as amended on 13 June 1996, 24 May 1999, 7 August 2001, 21 March 2002 and 31 October 2002) and a resolution of the Board of Directors dated 15 April 2003 Rostelecom (hereinafter the Company) of 5 Delegatskaya Street, Moscow 127091, has decided to convene and conduct the Annual General Meeting of the Company's Shareholders on 15 June 2003 at the following address:
Pavilion No. 38, The Business Center "Five Seas", All-Russian Exhibition Center (VVTs ) (formerly VDNKh), Prospekt Mira, Moscow.

         Form of conducting the Meeting: the joint attendance of shareholders to discuss the items on the agenda and to decide those matters set down for voting, with delivery of Voting ballots prior to the convening of the Meeting.

         Start of Registration: 15 June 2003 at 8.00 a.m. at the Meeting venue. Start of the Meeting: 10.00 a.m. on the day of convening the Meeting.

         You should have with you:
         for individuals - passport or other document providing proof of identity;
         for representatives of legal entities or proxies of individuals - a document which grants authority to act for the party concerned.

         Transport: by metro to VDNKh station, then walk to the area of the VVTs (All Russian Exhibition Centre), Pavilion No. 38
         (The Business Center "Five Seas").

         The list of persons with the right to attend the Meeting was compiled in accordance with data on the Company's Shareholders' register at 28 April 2003 (the record date).

AGENDA

1. Approval of the Company's annual report, annual financial statements*, including profit and loss statement of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2002).
2. Determination of the amount of dividends for 2002, format and the period of dividend payments with respect to shares of each category.
3. Election of the Board of Directors of the Company. 4. Election of the Auditing Commission of the Company. 5. Approval of the external auditor of the Company for 2003 year. 6. Approval of the restated Charter of the Company.
7. Approval of the restated Regulations on the General Meeting of Shareholders of OJSC Rostelecom. 8. Amendments and additions to the Regulations on the Board of Directors of OJSC Rostelecom. 9. Amendments and additions to the Regulations on the Management Board of OJSC Rostelecom. 10. Termination of participation of the Company in the Association of Telecommunication Companies of the Volga Region. 11. Termination of participation of the Company in the Association of Telecommunication Companies of Siberia and the Far East. 12. Termination of participation of the Company in the Association of Telecommunications Association of the Central Chernozem Region.
13. Termination of participation of the Company in the Association of Telecommunication Operators of the North Caucasus.

* according to RAS


         The right to vote on all items at the Meeting is granted to Rostelecom shareholders who own ordinary shares registered in the Company's Shareholders' register at 28 April 2003 (the record date).

         A shareholder may attend the Meeting in person or by an authorized representative. A power of attorney for an authorized representative should be drawn up in accordance with Article 57.1 of Federal Law No. 208 -FZ dated 26 December 1995 "On Joint-Stock Companies" (as amended on 13 June 1996, 24 May 1999, 7 August 2001, 21 March 2002 and 31 October 2002).

         All parties included in the list of those entitled to vote at the Meeting will be sent a notice by recorded delivery of the date for the Meeting, together with a voting ballot.
         Completed voting ballots may be returned by shareholders prior to the date of the meeting to CJSC Registrator-Svyaz at the following address: 107078 Moscow, Ul. Kalanchevskaya Street, 15a, P.O. Box 45, for CJSC Registrator-Svyaz.

         Voting ballots received at the above address up to 12 June 2003 (inclusive) will be counted in the vote.
         Shareholders registered for participation in the Meeting are entitled to vote using Voting ballots during the Meeting itself if their Voting ballots were not received or were received after the closing date.
         In accordance with the third paragraph of Article 52.3 of Federal Law No. 208-FZ dated 26 December 1995 "On Joint-Stock Companies" (as amended on 13 June 1996, 24 May 1999, 7 August 2001, 21 March 2002 and 31 October 2002) in
making preparations for the Meeting the information and materials set out in the following list is to be made available 30 days before the Meeting is convened to all shareholders with the right to participate in the Meeting so that they may familiarize themselves with it at the premises of Rostelecom or its branches on contacting the appropriate authorized representative:
-        a notice convening the meeting;
-        information on the Agenda items;
-        Company's Annual Report for 2002;
- Company's Annual Financial Statements for 2002, including the profit and loss statement; - Report of the Auditing Commission on their examination of the Company accounts for 2002; - Report by Ernst & Young Vneshaudit on the Company's accounts for 2002; - Details of candidates proposed for election to the Board of Directors; - Details of candidates proposed for election to the Auditing Commission; - Details of proposal of the external auditor; - Draft Company Charter in a restated version; - Draft Regulations on the General Shareholders' Meetings of OJSC Rostelecom in a restated version; - Draft amendments to the Regulations on the Board of Directors of OJSC Rostelecom; - Draft amendments to the Regulations on the Management Board Directors of OJSC Rostelecom; - Draft resolutions of the AGM.
         At the request of a shareholder entitled to attend the Meeting, the Company will provide copies of the documents listed above within five days of its receipt of such request. For this service the Company may only charge the actual cost of making the copies. A shareholder may also ask that such copy documents be sent out by post, always provided that they pay the postal charges incurred.

         In accordance with Clause 35.3 of the Company Charter these documents will be provided in response to a request containing the full name and passport details of the person making the request (for a legal entity - the name and address and state registration details), individual account number in the Company's Shareholders' register, and the number and category and/or type of shares held, together with the name of the document sought.

         Shareholders may also familiarize themselves with the materials for the Meeting on the Company's website at www.rt.ru in the Shareholder and Investor Center located in the Corporate Management section, under the General Shareholders' Meeting subsection.


                                                        The Board of Directors




                 Addresses of Rostelecom Authorized Representatives
              on matters pertaining to convening the Shareholders' AGM

--------------------------------------------------------------------------------
Name of          Telephone         Telefacsimile,       Postal address
branch           Number            e-mail
--------------------------------------------------------------------------------
North-Western   +7 812 164 14 53   +7 812 164 09 03     191002, St Petersburg,
                                   tcms3@nmc.rospac.ru
                                   office@tcms3.rt.ru   Ul. Dostoyevskogo, 15
--------------------------------------------------------------------------------
Volga Region    +7 8462 78 02 29   +7 8462 78 01 05     443001, Samara,
                                   +7 8462 42 30 05     Ul. Sadovaya,292
                                   tpo5@samara.rospac.ru
--------------------------------------------------------------------------------
Siberian        +7 3832 28 93 07   +7 3832 28 93 98      630082, Novosibirsk,
                                   suhorukih@tcms8.ru    Ul. Vtoraya Soyuza
                                                         Molodyozhi, 33
--------------------------------------------------------------------------------
Southern        +7 8632 64 54 19   +7 8632 64 07 92      344006, Rostov-on-Don,
                +7 8632 64 84 53   uf9@nmc.rospac.ru     Ul. Pushkinskaya, 152
--------------------------------------------------------------------------------
Urals           +7 3432 49 63 09   +7 3432 74 66 41      620041, Yekaterinburg,
                                                         Per. Asbestovskii, 4a
                                   nmg@tcms14.rt.ru
--------------------------------------------------------------------------------
Far Eastern     +7 4212 30 67 87   +7 4212 30 57 09      680000, Khabarovsk,
                                   zhurikhina@khb.rt.ru  Ul. Pushkina, 23

--------------------------------------------------------------------------------
Central         +7 095 192 11 56   +7 095 192 11 56      123298, Moscow,
                                   f22@nmc.rospac.ru     Ul. Tretya
                                                         Khoroshevskaya 17
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MMT             +7 095 727 00 81   +7 095 246-01-63      109172, Moscow,
                                                         Ul. Goncharnaya 30
                                   shutko@mmtel.ru
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
GTsUMS          +7 095 215 65 97   +7 095 216 64 32      127427, Moscow,
                                   gcums@nmc.rospac.ru   Ul.Dubovaya Roshcha,25
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Rostelecom's                                             143380, Moscow Oblast,
Professional    +7 095 992 05 01   +7 095 996 86 33      Naro-Fominsk region
Education Centre                   upcrt@nmc.rospac.ru   Bekasovo
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Rostelecom's    +7 095 973 99 21   +7 095 787 28 50     125047, Moscow, Ul. 1-st
Headquarters                       oracb@hq.rt.ru       Tverskaya-Yamskaya 14;
Office                                                  Ul. Delegatskaya, 5
--------------------------------------------------------------------------------

Contact details for Rostelecom's register holder:

CJSC Registrator-Svyaz
Postal address: 107078, Moscow, Ul. Kalanchevskaya 15a, P. O. Box 45 (for CJSC Registrator-Svyaz)
Telephone: +7 095 933-4221
Facsimile: +7 095 933 42 21
E-mail: regsw@asvt.ru

Information on Agenda Items for the 2002 Annual General Meeting of Shareholders

Item 1: Approval of the Company's annual report, annual financial statements*, including profit and loss statement of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2002).

* according to RAS

         The Annual Report is provided in Appendix No. 1, the report of Ernst & Young Vneshaudit as external auditor is in Appendix No. 2, and the report of the Auditing Commission on the Company's finances for 2002, together with its report on the accuracy of the information contained in the Annual Report are in Appendix No. 3. The main financial indicators for the 2002 accounts are given in Appendix No. 4.

Item 2: Determination of the amount of dividends for 2002, format and the period of dividend payments with respect to shares of each category.

         The Board of Directors recommends payment of the following dividends for 2002:
- RUR 1.27472 per preferred share between 1 July 2003 and 31 December 2003. The total amount of dividends to be paid to holders of preferred shares will amount to 10.0% of 2002 RAS net profit;
- RUR 0.54347 per ordinary share between 1 July 2003 and 31 December 2003. The total amount of dividends to be paid to holders of ordinary shares will amount to approximately 12.8% of 2002 RAS net profit.

         Pursuant to applicable Russian law and the Company Charter the right to receive the dividends for 2002 is granted to those shareholders who are entered in the shareholders' register at 28 April 2003, that is, at the date of compiling the list of persons entitled to attend the AGM for 2002 (the record date).
         The procedure for payment of dividends to persons included on the list of persons entitled to receive a dividend will be determined by reference to the data recorded in the shareholders' register, namely: - Transfer to the shareholder's bank account; - By post (with deduction of the postal charges); - Cash payment at the Company's cashier offices (only for Company employees).

Item 3: Election of the Board of Directors of the Company.
------

Within the periods established by the Russian law, the Board of Directors received the following nominations for election to the Board:
1. Stanislav P. Avdiyants, Dmitry L. Ankudinov, Vadim E. Belov, Nikolai P. Yemelianov, Sergey I. Kuznetsov, Alexander V. Lopatin, Stanislav N. Panchenko, Victor A. Polischuk, Irina M. Ragozina, Evgeny V. Yurchenko, Valery N. Yashin. This nomination was received from OJSC Svyazinvest, which owns a total of 50.67% of Rostelecom's voting shares.
2. Mikhail V. Slipenchuk, Oleg R. Fedorov. This nomination was received from Auditaviatrust, which owns 2.00% of Rostelecom's voting shares.

Thus the list of candidates for election to the Board of Directors includes the following people:

1. Stanislav P. Avdiyants - Executive Director and Director of the Department of Economic and Tariff Policy at OJSC Svyazinvest;
2.       Dmitry L. Ankudinov - Vice President of LLC Renaissance Capital;
3.       Vadim E. Belov - Deputy General Director of OJSC Svyazinvest;
4. Nikolai P. Yemelianov - Regional Director of Novgorodtelecom brunch, OJSC North-Western Telecom;
5.       Sergey I. Kuznetsov- General Director of OJSC Rostelecom;
6.       Alexander V. Lopatin - Deputy General Director of OJSC Svyazinvest;
7.       Stanislav N. Panchenko- Deputy General Director of OJSC Svyazinvest;
8.       Victor A. Polischuk - President of OJSC Russian Telecommunications
         Network;
9. Irina M. Ragozina - Director of the Corporate Governance Department at OJSC Svyazinvest;
10. Mikhail V. Slipenchuk - General Director of LLC Investment Finance Company METROPOL;
11. Oleg R. Fedorov - Deputy Executive Director of the Association of the investors rights protection and member of the Management Board at the Non-Commercial Partnership "Association of Independent Corporate Directors";
12.      Evgeny V. Yurchenko- Deputy General Director of OJSC Svyazinvest;
13.      Valeriy N. Yashin - General Director of OJSC Svyazinvest.

Item 4: Election of the Auditing Commission of the Company.
------

         Within the periods established by the Russian law, the Board of Directors received the following nominations for election to the Company's Auditing Commission:

1. Konstantin V. Belyaev and Irina V. Prokofieva. This proposal was received from OJSC Svyazinvest, which owns a total of 50.67% of Rostelecom's voting shares.
2. Yuri L. Vodopyanov - Deputy General Director of LLC Investment Finance Company METROPOL. This nomination was received from Auditaviatrust, which owns 2.00% of Rostelecom's voting shares.

Thus the list of candidates for election to the Auditing Commission includes the following people:
1.       Konstantin V. Belyaev - Chief Accountant of OJSC Svyazinvest;
2. Yuri L. Vodopyanov - Deputy General Director of LLC Investment Finance Company METROPOL;
3. Irina V. Prokofieva - Deputy Director of the Department of Internal Audit and Economic Analysis at OJSC Svyazinvest.

Item 5: Approval of the external auditor of the Company for 2003 year.

         The Board of Directors proposes the Annual General Meeting to confirm Ernst & Young Vneshaudit as the Company's external auditor for 2003 years on Russian accounting standards.

Item 6: Approval of the restated Charter of the Company.
------

A draft restated version of the Company Charter is attached as Appendix No. 5.

Item 7: Approval of the restated Regulations on the General Meeting of Shareholders of OJSC Rostelecom.

Draft Regulations on the General Meeting of Shareholders of OJSC
Rostelecom is attached as Appendix No. 6.

Item 8: Amendments and additions to the Regulations on the Board of Directors of OJSC Rostelecom.

Draft amendments to the Regulations on the Board of Directors of OJSC Rostelecom is attached as Appendix No. 7.

Item 9: Amendments and additions to the Regulations on the Management Board of OJSC Rostelecom.

         Draft amendments to the Regulations on the Management Board of OJSC Rostelecom is attached as Appendix No. 8.

         Pursuant to a resolution of the Board of Directors passed on 15 April 2003 (Minutes No. 4), the following matters will also be raised for consideration by the AGM.

Item 10: Termination of participation of the Company in the Association of Telecommunication Companies of the Volga Region.

Item 11: Termination of participation of the Company in the Association of Telecommunication Companies of Siberia and the Far East.

Item 12: Termination of participation of the Company in the Association of Telecommunications Association of the Central Chernozem Region.

Item 13: Termination of participation of the Company in the Association of Telecommunication Operators of the North Caucasus.

Appendix No. 1

                                Approved by the Rostelecom's Board of Directors in accordance with Minutes No. 4 of the Meeting of the Board held on 15 April 2003


                            Annual Report for 2002


I.       GENERAL  INFORMATION

         1.1. Full official name in English: Open Joint Stock Company Long-Distance and International Telecommunications Company "Rostelecom"

         1.2. Legal address and location: 5 Delegatskaya Ulitsa, Moscow 127091, Russian Federation. Postal address: 14 1st Ulitsa Tverskaya-Yamskaya, Moscow 125047.

         1.3. Company's state registration date: 23 September 1993. Registration number: 021.833.

         1.4. Structure of the Company's equity at 31.12.2002

Table No. 1
.................................................................................
                                                   Ordinary shares
.................................................................................
.................................................................................
Principal groups of shareholders                          %
.................................................................. ..............
.................................................................. ..............
OJSC Svyazinvest                                         50.67
.................................................................. ..............
.................................................................. ..............
Foreign shareholders                                     38.43
.................................................................. ..............
.................................................................. ..............
Russian shareholders                                      8.83
.................................................................. ..............
.................................................................. ..............
OJSC Rostelecom employees                                 2.07
.................................................................. ..............
.................................................................................
                                                   Preferred shares
.................................................................................
.................................................................. ..............
Principal groups of shareholders                           %
.................................................................. ..............
.................................................................. ..............
Foreign shareholders                                     63.83
.................................................................. ..............
.................................................................. ..............
OJSC Rostelecom employees                                22.30
.................................................................. ..............
.................................................................. ..............
Russian shareholders                                     13.87
.................................................................. ..............
         The Company's charter capital is 2,428,819.4725 Rubles.

         The Company's placed and authorized shares at 31.12.2002

Table No. 2
.................................................. ..............................
Categories (types) of share                  Number        Par  value (Rubles)
.................................................................................
.................................................................................
I. Placed shares:
o        Ordinary shares                 728,696,320                0.0025
o        Type A preferred shares         242,831,469                0.0025
.................................................. ..............................
.................................................. ..............................
II. Authorized shares:
o        Ordinary shares                 905,330,221                0.0025
o        Type A preferred shares                 531                0.0025
.................................................................................

1.5.     External auditor

Full official name of the external auditor on Russian Accounting standards: CJSC Ernst and Young Vneshaudit.
License number: E003246
Licensing date: 17.01.2003
License valid until: a term of five years
Term of agreement: with respect to reports on financial statements prepared according to the requirements of Russian Federal legislation - 26 March 2003.

1.6.     Registrar

Full official name: CJSC Registrator Svyaz.
License number: 10-000-1-00258
Licensing date: 01 October 2002
License valid until: no term prescribed
Licensing authority: Federal Commission for the Securities Market of the Russian Federation (FCSM)
Location:  15A, Bolshaya Olenya Str., Moscow, 107014
Postal address: 15A, Kalanchevskaya Str., Moscow, 107078

1.7. Organizational structure

















II. REPORT ON RESULTS OF COMPANY DEVELOPMENT

2.1. Company's position within the Industry

         Rostelecom is the largest Russian operator of fixed communications in the Russian Federation. It has an up to date nationwide digital trunk network. In all Russia's regions, apart from Moscow, the Company is an operator for operators, providing a full range of services via its trunk network, and linking Russian operators' networks in Russia into a unified transnational network.
         On the Moscow market the Company provides international and long-distance telecommunications services to end-users through the last-mile infrastructure of the local telecommunications operator, and submits bills directly to customers.
         The Company is the only Russian operator, which has a license for both incoming and outgoing international traffic. It participates in 30 international cable systems and works with 400 international operators.
       Over recent years there has been consistent growth in the market for communications services, and a corresponding increase in the Company's income. In 2002 the Company maintained its leading position on the market for long-distance telecommunications, with the following market shares:
o Long-distance traffic throughout Russia was 87 % in physical terms; o Outgoing international traffic from Russia was 80 % in physical terms; o Incoming international traffic was 54 % in physical terms;
o Moscow market for long-distance and international traffic from end-users (including MGTS subscribers, alternative and mobile operators) was 47 % in physical terms.

2.2. Prospects for development in 2003


       Today the Company's top priority is preparing for the forthcoming de-monopolization of the telecommunications' market. In this connection the Company is undertaking a series of measures to enable it to reposition itself during the building of a balanced market for telecommunications services in Russia.

       Overall market objectives:
o Optimizing the system of mutual settlements between operators for long-distance and international services to create a balanced market model;
o Securing an overall rise in Company incomes from provision of all telecommunications services;
o Formalizing the Company's business processes for service provision so as to improve quality and speed in serving clients.

       Objectives on the market for telecommunications operators:

       Objectives on the national market of regional operators providing local telecommunications services: o Strengthening the Company's dominant position on the market for service provision to regional operators; o Stimulating a rise in traffic from regional operators; o Securing an increase in income from providing long-distance and outgoing international traffic from regional operators.

       Objectives on the national market of alternative operators:
       -----------------------------------------------------------
o Expanding the regional client base by including new alternative operators;
o Securing an increase in income from providing long-distance and outgoing international traffic from alternative operators.

       Objectives on the international market:
o        Strengthening cooperation with national international operators;
o Securing growth in incoming international traffic on the Company's network;
o        Securing a reduction in standard charges, including:
- Optimizing the current links with international operators, and closing unprofitable routes, transferring part of the traffic to transit.
o Reducing the amount of mutual payables and receivables with international operators;
o Expanding access to international traffic exchange points in order to set up cooperation with the major alternative international operators.

       Objectives on the Moscow end-users market:
o Stop the reduction in the Company's market share in service provision to end-users in Moscow by optimizing its tariff policy;
o        Increase income by offering intelligent network communications;
o Reverse the trend to falling income from services to end-users on the Moscow market.


2.3      Main risk factors relating to the Company's business

         The Company faces risks associated with the Russian legal system, which include the following: o The dependence of the judiciary on diverse economic, political and national factors;
o The failure of executive bodies to take account of judicial decisions when applying legal norms to matters which have already been judicially decided;
o        Inconsistencies in municipal, regional and federal laws;
o        Lack of consistency in the courts' interpretations of legislative acts.

         Regulation of telecommunications may also be subject to political influence. Because of this decisions of a regulatory nature may be taken on grounds other than legal grounds, and lead to unfavorable consequences. At present the telecommunications industry is regarded as a natural monopoly, and so under the law the Company's business is controlled by the Ministry for Antimonopoly Policy and Support of Business.
         At present the Company is obliged to comply with requirements in regard to licensing, competition, allocation of frequencies, and other general requirements on business pertaining to the public provision of telecommunications services. Amendments to legislative and regulatory acts which govern the telecommunications industry, and other decisions of the supervisory authorities which affect the Company's activity and that of its competitors, may all have a substantial effect on the Company's operations and their continuity.
         The services, which the Company offers, are based on high technology. Hence to maintain its market share and level of competitiveness the Company must always be aware of and exploit the rapid developments in technology, and offer price-competitive services, which are consistent with the ever-changing standards in the industry.


         III.  REPORT  ON  PRIORITIES  FOR  COMPANY  DEVELOPMENT

3.1 Optimizing the Company's structure

         During 2002 substantial changes were made to Rostelecom's executive management, and management teams for its branches were set up. The appointed executives are professionals with industry experience and track records of success in both Russian and western telecommunications businesses.
         The end of 2002 saw the official completion of reorganization of Rostelecom's branch network. At the start of 2002, the Company had 25 branches, and by 1 January 2003 this amount had been reduced to ten: seven regional ones and three operating ones.
         The Company's 17 regional branches were transformed into seven enlarged ones in accordance with the service areas of OJSC Svyazinvest's regional operators, which represent Rostelecom's largest customers in Russia.
         This reorganization was carried out in close cooperation with OJSC Svyazinvest, which in its turn combined the regional operators into seven interregional companies (IRC). In addition, OJSC Svyazinvest and OJSC Rostelecom signed a technical agreement for the plan for interconnecting the networks, and it provides the fundamental principles of cooperation between the Company and the IRC's.
         Rostelecom's three operating branches include Long-distance and International Telephone (MMT), Main Control Center for Long-distance Telecommunications and Television (GTsUMS), and the Professional Educational Center (UPTs RT).
         This reorganization has resulted in a significant decline in headcount due to administrative and management redundancies, and has increased management efficiency and operational transparency of the Company's branches, since the structures of the newly-established regional branches are based on uniform operating principles. It has also led to optimization of management and operation of the Company's network facilities.

3.2.   Investment Policy

       The main objective in Company development over 2002 was maintaining its leading position on the telecommunications market by further development and improvement of a unified digital transport telecommunications environment to provide transmission of all types of data.

       This objective was implemented in the following areas:
o Construction of high-speed fiber-optic telecommunications trunk lines with a synchronous digital hierarchy; o Reconstruction of existing trunk telecommunications lines using Dense Wavelength Division Multiplexing technology
(DWDM); o Construction of an Automatic Trunk Exchange;
o Use of digital modems to organize digital sections of microwave lines; o Phasing out of analog trunk lines along with the expansion of the digital network.



       Main investment projects in 2002:

o        Russia-Kazakhstan Fiber-optic line:
    A new fiber-optic line between Russia and Kazakhstan has created a second access to Kazakhstan for Rostelecom's trunk network (western segment). This line, connecting the Russian and Kazakh International Switching Centers, has completed the loop of existing telecommunications lines not only of the Russian Federation and the Republic of Kazakhstan, but also with those of China. The newly-built line is part of the existing line Samara-Saratov-Volgograd, with branches to Rostov-on-Don, Elista and Budyonnovsk.

o 1st Stage in constructing the Baltic Cable system:
    The first stage of the Baltic Cable System project jointly with the Swedish firm Telia is now complete. This included modernization of the line from Moscow-St. Petersburg-Kingissep using DWDM technology, and also expansion of the Company's participation in international cable systems.

o A new Automatic Trunk Exchange (ATE) was installed in the MTS-9 building in Moscow, and this will considerably expand the range of services available.

o In 2002 the Company started implementing projects to expand the throughput capacity of the Moscow-Novosibirsk and Moscow-Novorossiisk lines using DWDM technology. The additional equipment for the existing fiber-optic lines, together with the use of spectral density equipment will provide effective exploitation of existing lines over a long period, and also ensure attainment of the necessary throughput capacity. The use of DWDM modern optical technology in parallel with the existing PDH and SDH systems will facilitate transmission of all data types at a speed of more than 10 Gb/s.

In order to offer the service of leasing digital channels, in 2002 the Company began implementing a project to build a modern network of flexible multiplexes. This equipment with digital cross-switching functions will enable the Company to optimize network operations and fulfill customer needs to the highest standards by increasing its ability to provide digital channels with the necessary throughput capacity. The first stage is now operational, and it includes 20 Russian cities.


                    Facilities put into operation during 2002
                                                                   Table No. 3
.................................................................................
Facility                  Put into operation during   Put into operation during
                                     2002                   2001 and 2002
.................................................................................
.................................................................................
Long-distance cable
communication lines (km)            455.97                    2,142.78
.................................................................................
.................................................................................
Russia-Kazakhstan Fiber-optic
line, 1 stage                       417.35
.................................................................................
.................................................................................
Russia-Kazakhstan Fiber-optic
line, 2 stage                        38.62
.................................................................................
.................................................................................
Telecommunications satellites          -                           1
.................................................................................
.................................................................................
International telephone
exchanges (channels)                   -                         1,320
.................................................................................
.................................................................................
Automatic Trunk Exchange
(ATE) (channels)                     5,910                      16,710
.................................................................................
.................................................................................
ATE at the MTS-9 building in Moscow  5,910
.................................................................................
.................................................................................
City Telephone Exchanges
(thousand numbers)                      -                          2.6
.................................................................................


3.3.   Marketing policy

       Because of the rapid developments in new technology, which enable operators to compete with the Company, in 2002 several projects were drawn up for introduction of new technology and its integration into the provision of traditional telecommunications services. Above all else, this involves a project to build a multi-service network, and also the development of card platforms and the creation of a united Rostelecom prepayment card. Implementation of these projects will have a very positive influence on future business and enable the Company to compete successfully.




Development of new technology and services enabling the Company to capture new markets and customers groups
-------------------------------------------------------------------------------

       To obtain fuller exercise of competitive advantages, in 2002 contracts were signed with all the regional operators for traffic in intelligent network services (INS), and provision was begun of the full range of Free Phone services. In addition, preparations were made to present the new Telephone voting service.

       Establishing new commercial structures and appointing staff

       During 2002 the Company followed a policy of hiring personnel with commercial experience on the telecommunications market, and also having the experience, education and skills which will ensure that the Company's services remain competitive, and also improve the quality of client relations.
       At the same time, personnel rotation has been introduced. As a result, in 2002 saw a significant rise in the potential of its commercial services, and the effectiveness of their work. New commercial structures were set up, and their duties include functions, which are essential for efficient operations on the market. Of particular note are the marketing service, a call-center service for client relations, a strengthening of the sales service and the appointment of more sales managers.

       Optimization of Business Processes

       In this area Company policy was developed to provide flexibility in client relations, in determining client needs, in information provision, in ordering services and concluding contracts, and also in day-to-day client contact.
       In order to fulfill this policy a special division was set up to optimize the Company's business processes and develop new ones in relation to existing and potential clients.

       Tariff Policy

       Over 2002 the Company carried out an optimization of its tariff policy. The main thrust of this work was to achieve consistent growth in the volume of services provided, and the elimination of imbalances between tariffs for different services for different market segments.
       A new system was developed for mutual settlements with telecommunications operators for long-distance and international traffic, and this will provide a basis for income growth. These changes to mutual settlements are scheduled for introduction in 2003.

     Main aspects of tariff policy in long-distance telecommunications in 2002

       In 2002 the long-distance tariff for budget-funded organization in Moscow was raised. This was the latest step in elimination of one form of cross-subsidy, when income from long-distance services for one subscriber group (in this case, commercial organizations) is used to subsidies the same services for a different group, (in this case, state-financed organizations). In future this will enable the Company to have a more flexible tariff policy for the Moscow Region telecommunications market.
       Tariffs for provision of digital channels during 2002 were increased to the level of the service alternative - provision of long-distance traffic, which is the Company's main service. As a result, the tariff imbalance between services was reduced, and there was less economic justification for the alternative operators to build their own overlying networks for this traffic to bypass the Company's network.

    Main aspects of tariff policy for international telecommunications in 2002

       During 2002 the tariffs for international calls to China were reduced for users in the Far East Region. This measure was dictated by a falling trend in outgoing traffic to China. As a result, the volume of traffic going through the Company's network from these regions more than doubled.
       Negotiations were held during the year with foreign operators in order to reduce the tariffs for mutual exchange of traffic at guaranteed volumes. As a result, the volume of incoming traffic to Russia using the Company's network rose by 12%. In addition, the routing of outgoing international traffic was optimized.


Tariffs for Long-Distance Call Services Provided by the Company in Moscow. Direct Dialing.

Rubles                                                             Table No. 4
.................................................................................
                    For budget-funded organizations
.................................................................................
.................................................................................
                 from        from          from          from          from
              01.01.2000  01.01.2001    01.07.2001    01.01.2002    01.01.2003
.................................................................................
Tariff zone      24/7        24/7    off-peak peak  off-peak peak off-peak peak
.................................................................................
.................................................................................
Up to 100 km     0.75        0.90       0.69  1.10    0.81  1.32    0.81  1.60
.................................................................................
.................................................................................
   100-600       1.50        1. 80      1.39  2.20    1.66  2.64    1.66  3.20
.................................................................................
.................................................................................
  601-1200       1.90        2. 30      1.76  2.80    2.14  3.36    2.14  4.05
.................................................................................
.................................................................................
  1201-3000      2.30        2. 80      2.14  3.40    2.53  4.08    2.53  4.90
.................................................................................
.................................................................................
  3001-5000      3.10        3.70       2.80  4.45    2.92  5.34    2.92  6.40
.................................................................................
.................................................................................
  5001-7000      3. 90       4.70      3. 56  5.65    3.59  6.78    3.59  8.15
.................................................................................
.................................................................................
                             For households
.................................................................................
.................................................................................
                   from 18.10.1999       from 19.12.2000       from 01.07.2001
.................................................................................
.................................................................................
    Tariff zone       Off-peak               Off-peak              Off-peak
.................................................................................
.................................................................................
   Up to 100 km         0.67                   0.67                  0.81
.................................................................................
.................................................................................
      100-600           1.39                   1.39                  1.66
.................................................................................
.................................................................................
     601-1200           1.82                   1.82                  2.14
.................................................................................
.................................................................................
     1201-3000          2.03                   2.03                  2.53
.................................................................................
.................................................................................
     3001-5000          2.39                   2.39                  2.92
.................................................................................
.................................................................................
     5001-7000          2.78                   2.78                  3.59
.................................................................................
.................................................................................
    Between 08:00 and 20:00 a coefficient K1 = 3 is applied.
    At weekends and on public holidays the coefficient is K2 = 0.5
.................................................................................
.................................................................................
                                For corporates
.................................................................................
.................................................................................
                 from 01.02.1999         from 19.12.2000       from 01.07.2001
.................................................................................
.................................................................................
    Tariff zone     Off-peak                 Off-peak             Off-peak
.................................................................................
.................................................................................
   Up to 100 km         0.63                   0.81                  0.81
.................................................................................
.................................................................................
      100-600           1.27                   1.66                  1.66
.................................................................................
.................................................................................
     601-1200           1.64                   2.14                  2.14
.................................................................................
.................................................................................
     1201-3000          2.02                   2.53                  2.53
.................................................................................
.................................................................................
     3001-5000          2.78                   2.92                  2.92
.................................................................................
.................................................................................
     5001-7000          3.42                   3.59                  3.59
.................................................................................
.................................................................................
    Between 08:00 and 20:00 a coefficient K1 = 3 is applied.
    At weekends and on public holidays the coefficient is K2 = 0.5
.................................................................................


4.  Corporate conduct in 2002

4.1. Shareholders' Annual General Meeting for 2001

       The Shareholders' Annual General Meeting for 2001 was held on 1 June 2002. The Meeting was convened and conducted pursuant to Clause 15 of the Company Charter and Article 65 of the Federal Law "On Joint-Stock Companies" and a resolution of the Board of Directors dated 11 April 2002.

       The following items appeared on the Agenda:

1. Approval of the Company's annual report, annual accounting statements, including profits and losses statement (profits and losses accounts) of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2001).
2. Determination of the amount, forms and payment deadlines of dividends for 2001 with respect to shares of each category.
3.       Election of the Board of Directors of the Company.
4.       Election of the Auditing Commission of the Company.
5. Approval of the external auditor of the Company for 2002. 6. Approval of the restated Charter of the Company.
7. Approval of the restated Regulations on the General Meeting of Shareholders of OJSC Rostelecom. 8. Approval of the restated Regulations on the Board of Directors of OJSC Rostelecom. 9. Amendments and additions to the Regulations on the Auditing Commission of OJSC Rostelecom. 10. Approval of the restated Regulations on the General Director of OJSC Rostelecom. 11. Approval of the restated Regulations on the Management Board of OJSC Rostelecom. 12. Participation of the Company in the "Iskra" Association of Federal Business Service Network Operators.

       At the AGM it was decided as follows:

1. To approve the annual report, annual accounting statements, including profits and losses statement (profits and losses accounts) of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2001).
2. To agree the size of dividend payment for 2001, and the method of and term for payment on shares of each category.
3.          To elect a Board of Directors with the following members:
            Vadim E. Belov, Nikolai P. Emelianov, Sergey I. Kuznetsov,
            Alexander V. Lopatin, Anton I. Osipchuk, Stanislav N. Panchenko, Viktor A. Polischuk, Irina M. Ragozina, Mikhail V. Slipenchuk, Grigory M. Finger, Valery N. Yashin.
4. To elect an Auditing Commission with the following members: Konstantin V. Belyayev, Irina V. Prokofieva, Irina A. Smirnova. 5. To appoint CJSC Ernst and Young Vneshaudit as the Company's external auditor for 2002. 6. To approve a restated version of the Company Charter.
7. To approve the restated Regulations on the General Meeting of Shareholders of OJSC Rostelecom. 8. To approve the restated Regulations on the Board of Directors of OJSC Rostelecom. 9. To amend to the Regulations on the Auditing Commission of OJSC Rostelecom. 10. To approve the restated Regulations on the General Director of OJSC Rostelecom. 11. To approve the restated Regulations on the Management Board of OJSC Rostelecom. 12. To approve participation in the "Iskra" Association of Federal Business Service Network Operators.

       No extraordinary general meetings were held during the reporting year.

4.2. Work of the Board of Directors in 2002

         At the Annual General Meeting held on 1 June 2002 the following people were elected to the Board of Directors:

1. Vadim E. Belov - Deputy General Director, OJSC Svyazinvest;
2. Nikolai P. Yemelianov - Regional Director of OJSC North-Westen Telecom, a branch of Novgorodtelecom;
3.       Sergey I. Kuznetsov - General Director, OJSC Rostelecom;
4.       Alexander V. Lopatin - Deputy General Director, OJSC Svyazinvest;
5.       Anton I. Osipchuk - First Deputy General Director, OJSC Svyazinvest;
6.       Stanislav N. Panchenko - Deputy General Director, OJSC Svyazinvest;
7.       Viktor A. Polishhuk - President of OJSC Russian Telecommunication
         Network ;
8. Irina M. Ragozina - Director of the Corporate Governance Department at OJSC Svyazinvest;
9. Mikhail V. Slipenchuk - General Director of LLC Investment Finance Company METROPOL;
10.      Grigory M. Finger - authorized representative of Lindsell Enterprises
         Ltd;
11.      Valery N. Yashin - General Director, OJSC Svyazinvest.

         The first meeting of the newly-elected Board was held on 1 June 2002, and Valery N. Yashin was elected as chairman.

Additional information about the Chairman and members of the Board of Directors.

       Valery N. Yashin graduated from Leningrad Electrotechnical Communications Institute as a telecommunications engineer. He started his career as a head of department in Petersburg Telephone Communications in 1978, and in 1995 became the company's general director. On 18 November 2000 Mr. Yashin was appointed Chairman of the Management Board at OJSC Rostelecom. Since 22 October 1999 he has been General Director and Chairman of the Management Board at OJSC Svyazinvest.
       Vadim E. Belov graduated from Murmansk Higher Marine Engineering School, specializing as an engineer, and later he graduated from the law faculty of the Russian Academy of State Service. From 1995 to 1997 he was deputy head of the Antimonopoly Committee, and from 1997-1998 he was vice chairman of the Management Board at Commercial Bank "International Finance Company". From 1998-1999 Mr. Belov served as general director of the Moscow Representative office of SPK Capital Ltd. Later in 1999 he was appointed deputy General Director and a member of the Management Board at OJSC Svyazinvest.
       Nikolai P. Yemelianov graduated from Novgorod Polytechnical Institute as a radio engineer. From 1995 he was General Director of OJSC Novgorodtelecom, and since 2002 he has been Regional Director of North-Western Telecom, a branch of OJSC Novgorodtelecom.
       Sergey I. Kuznetsov graduated as a systems engineer specializing in computers, and later qualified in management at Columbia University and Duke University Business School. From 1995-1998 he was General Director of Telecominvest, and from 1998-2001 he was General Director of CJSC PeterStar. On 23 February 2001 Rostelecom's Board of Directors appointed Mr. Kuznetsov as acting General Director. His authority in this post was confirmed by the AGM on 30 June 2001. Mr. Kuznetsov has also been a member of the Company's Board of Directors since 1 June 2002.
       Alexander V. Lopatin graduated from the Popov Higher Naval School of Radio-electronics, and has a doctorate in economics. From 1995 to 1999 he was Deputy Director for Asset Management, and later he became Director for Asset Management and Financial Director at RAO UES Rossiya. Since April 2000 Mr. Lopatin has been Deputy General Director and member of the Management Board at OJSC Svyazinvest.
       Anton I. Osipchuk graduated from Leningrad State University as an economist. From 1995 to 1996 he was head of the Economics Department at OJSC Inkombank, and from 1996-1997 he was Deputy Manager of the bank. From 1997-2000 Mr. Osipchuk was Deputy General Director for Economics and Finance at OJSC Telecominvest. From April 2000 to November 2002 he was First Deputy General Director of OJSC Svyazinvest.
       Stanislav N. Panchenko graduated from Chelyabinsk Polytechnical Institute as an electrical engineer. From 1971 to 1996 he served in the Soviet Forces. Since 1996 Mr. Panchenko has been Deputy General Director of OJSC Svyazinvest.
       Viktor A. Polischuk graduated from Moscow Aviation Institute, and has a doctorate in technical sciences. Since 1995 he has been President of OJSC Russian Telecommunication Network .
       Irina M. Ragozina graduated from Moscow Electro-technical Institute of Telecommunications as an engineer-economist. Between 1996 and 1999 she was Deputy Manager and later Manager of the Service for Management of Shareholdings of OJSC Svyazinvest. Since September 1999 she has been Director of the Corporate Governance Department at OJSC Svyazinvest.
       Mikhail V. Slipenchuk graduated from the Geography Faculty of Moscow State Lomonosov University, where he defended his doctoral dissertation in geographical sciences. In 1997 he graduated from the Department of Finance and Credit at the Intersectoral Institute for Professional Retraining at the Plekhanov Academy of Economics. Mr. Slipenchuk began his career as a broker on the Russian Goods and Raw Materials Exchange and the Central Russian Universal Exchange. Since March 1995 he has been General Director of LLC Investment Finance Company METROPOL.
         Grigory M. Finger graduated from Moscow Chemical Technology Institute, specializing in computer science. Since 1995 Mr. Finger has been head of the Moscow Representative Office of NCH Advisors Inc.

       At 31 December 2002 no member of the Rostelecom Board of Directors held any share in the Company. During 2002 the Board of Directors held a total of 15 meetings and absentee votes.

       Main decisions taken by the Board of Directors in 2002:
o        Approving the Company's business plan and budget for 2002;
o        Approving the final stage in reorganization of the Company's branches;
o Approving the Company's transactions in relation to optimizing investment in its subsidiaries, and also interested-party transactions, including the decision to terminate participation in EDN Sovintel, and to purchase shares in Golden Telecom, Inc;
o Taking numerous decisions in connection with conduct of the AGM for 2001, approving share issuers reports, reviewing the program of measures for investor relations and developing the secondary market in shares for 2002.

 4.3.  Information on the Management Board for 2002

       At the first Management Board meeting held on 1 June 2002 its composition was confirmed. The meeting was chaired by the Company's General Director, Sergey
I. Kuznetsov. The members of the Management Board are as follows: 1. Vladimir I. Androsik - Deputy General Director and Finance Director of OJSC Rostelecom; 2. Dmitry E. Erokhin - First Deputy General Director of OJSC Rostelecom; 3. Igor V. Zabolotny - General Director of OJSC Dalsvyaz; 4. Vadim Yu. Izotov - Deputy General Director and Director for Information Technology at OJSC Rostelecom; 5. Alexander V. Lopatin - Deputy General Director of OJSC Svyazinvest; 6. Alexander
A. Lutsky - Chief Accountant of OJSC Rostelecom; 7. Vladimir K. Mironov - Deputy General Director for Personnel and Security at OJSC Rostelecom; 8. Alexander V. Mikhalev - Deputy General Director and Administrative Director of OJSC Rostelecom ; 9. Marina D. Oleshek - Deputy General Director and Director for Organizational Development and Personnel Management at OJSC
            Rostelecom;
10. Vladimir V. Terekhov - Deputy General Director and Technical Director at OJSC Rostelecom.

         Additional information about the General Director and members of the Management Board.

       Sergei I. Kuznetsov (see above under Information about the Board of Directors).
       Dmitry E. Erokhin graduated from Dagestan Polytechnical Institute, specializing as a design engineer of radio equipment. From 1996 he worked in a Rostelecom branch, TTsMS-9, in May 1997 becoming its director. Prior to that employment, Mr. Erokhin worked for 18 years in TUSM-6 of TTsMS-9 of the USSR Telecommunications Ministry and 5 years at GPSI Rossvyazinform. Since October 2001 Mr. Yerokhin has been First Deputy General Director at OJSC Rostelecom.
       Vladimir I. Androsik graduated from St. Petersburg University as an economist-mathematician. From 1997 to 2001 Mr. Androsik worked at CJSC PeterStar, where his final post, in 2001, was Deputy Finance Director. From April 2001 he was economic and financial adviser to Rostelecom's General Director, and in September of that year he was appointed as the Company's Deputy General Director and Finance Director.
       Igor V. Zabolotny worked for Rostelecom between 1997 and 1999. From December 1999 to January 2003 he was Executive Director and Director for Marketing and Sales at OJSC Svyazinvest. In December 2002 he was elected to the post of General Director of OJSC Dalsvyaz.
       Vadim Yu. Izotov graduated from Leningrad Polytechnical Institute as a systems engineer. From 1996 until taking up employment with OJSC Rostelecom he worked at CJSC North-West GSM. From May 2001 Mr. Izotov was IT adviser to Rostelecom's General Director, and from September 2001 he was appointed as a Deputy General Director and Director for Information Technology.
       Alexander A. Lopatin (see above under Information about the Board of Directors).
       Alexander A. Lutsky graduated from Leningrad Institute of Finance and Economics as an economist. From September 1997 to June 2000 he was Finance Director at CJSC Sankt-Peterburgskiye Taksofony, and from July 2000 he was Finance Director at CJSC Peterburg Transit Telecom. Since July 2001 Mr. Lutsky has been Chief Accountant at OJSC Rostelecom.
       Vladimir K. Mironov was Director of the Department of Security at CJSC PeterStar, and before that he served in the Russian Armed Forces. Mr. Mironov was appointed Deputy General Director for Personnel and Security at OJSC Rostelecom in March 2002.
       Alexander V. Mikhalev was Deputy Director for General Matters at CJSC PeterStar from 1999, and from 2001 Director of the Administrative Department at CJSC Peterburg Transit Telecom. In February 2002 Mr. Mikhalev was appointed as an adviser to the General Director at Rostelecom, and from April 2002 he was Deputy General Director and Administrative Director. He was relieved from his post on 31 January 2003. Mr. Mikhalev was dismissed from that position from 31 January 2003.
       Marina D. Oleshek graduated from Moscow Telecommunications Institute as an engineer, and later studied personnel management. From 1990 to 1999 she headed the personnel department at various major Russian companies, and from January 1999 she was Personnel Director at OJSC Vimpelcom. Since September 2001 Mrs. Oleshek has been Deputy General Director and Director for Organizational Development and Personnel Management at OJSC Rostelecom.
       Vladimir V. Terekhov graduated from Kiev Higher Military Engineering School of Telecommunications, specializing in radio communications. From 1994 to 2001 he worked at CJSC PeterStar, rising to become Deputy Technical Director for development and Engineering. From 2001 he was Deputy General Director for Technical Development at CJSC Peterburg Transit Telecom. In April 2002 Mr. Terekhov was appointed as the Company's Deputy General Director and Technical Director of OJSC Rostelecom.

       At 31 December 2002 no member of the Management Board owned any shares in the Company, with the exception of Dmitry E. Erokhin, who has a stake of 0.0007% in the charter capital. During 2002 the Management Board held 14 meetings.

       Main decisions taken by the Management Board in 2002:
o Submission of the Company's draft business plan and budget for 2002 to the Board of Directors for their review; o Submission of proposals for restructuring the Company's branches to the Board of Directors for their review; o Deciding to transfer various residential and social facilities from the balance sheets of the Company's subsidiaries to those of the municipal authorities where they are located;
o        Phasing-out of analog trunk lines.

4.4. Remuneration for members of the Board of Directors, the General Director and members of the Management Board

       The scale of remuneration for members of the Board of Directors and the Management Board is determined in accordance with the Regulations on the Board of Directors and the Regulations on the Management Board respectively. In determining the salary for the Company's General Director consideration is given to the terms and conditions of his contract of employment.
       Thus over 2002 the aggregate remuneration paid to the General Director, members of the Management Board and members of the Board of Directors amounted to 43,791,829 rubles.

4.5.   Information on the Auditing Commission

       The Company's Auditing Commission was elected on 1 June 2002 at the Shareholders' AGM, and its members were as follows: o Konstantin V. Belyayev - Chief Accountant, OJSC Svyazinvest; o Irina V. Prokofieva - Deputy Director of the Department of Internal Audit and Economic Analysis at OJSC Svyazinvest; o Irina A. Smirnova - Deputy Chief Accountant at OJSC Rostelecom.
       During conduct of the audits the following people were co-opted onto the Commission from the Department of Internal Audit and Economic Analysis at OJSC Svyazinvest: Chief Specialists K. V. Frolov, S. I. Alekhin and
Ye. N.  Kukudzhanova,  and Leading Specialist Ye. A. Pavlova.
       Over the reporting year the Auditing Commission held five meetings.
       Four audits were undertaken, one of which was a visit to the Company's subsidiary TTsMS-15 in Khabarovsk. Of these none were undertaken on instructions of the general shareholders' meeting, four were undertaken on the Commission's own initiative, and none were undertaken in response to a request from shareholders holding more than 10 % of the Company's voting shares. The results of the audits gave no reason to make substantial comments.
       The financial audits investigated the following matters:
o The accuracy of information contained in the statements and other financial documents for 2002; o The procedure for keeping the accounts and submitting financial reports for 2002; o The procedure for making accounting entries and tax payments on international telecommunications services.

4.6. Payment of dividends on the Company's shares

       In accordance with a resolution of the Company's AGM for 2001 379,592,000 rubles was allocated for payment of dividends, and they were paid to the Company's shareholders between 1 August and 31 December 2002. At 31 December 2002 the Company's debt to shareholders in respect of dividend payments amounted to 47,593,000 rubles.
       The sole reason for non-payment of dividends is the failure of shareholders to change the relevant information in the shareholders' register concerning the method for dividend payment where: o They have changed their address and elected to receive dividends by post; o They have changed their bank account and elected to receive dividends by bank transfer; o An employee has left the Company's employ and is no longer entitled to receive dividends from the cashier's office; o They have changed their passport, irrespective of the method chosen for receipt of dividends.
       At the same time, pursuant to Article 44.5 of Federal Law No. (1) 208-FZ "On Joint Stock Companies", as amended on 30 October 2002, a shareholder is obliged to give prompt notification the Company's registrar, CJSC Registrator-Svyaz, of any changes in the relevant information. Where a shareholder fails to make such notification neither the Company nor the Registrar is liable for any consequent losses.
       When a shareholder provides the Company with the new details required for dividend payment, they are entered on the form for the individual concerned or for the relevant legal entity, which is then sent to CJSC Registrator-Svyaz, the Company's registrar, which then makes a second attempt to send out the dividend payment.

4.7.   Compliance with the Code of Corporate Conduct

       The Company's management has always endeavored to comply with high standards of corporate governance, including the demands of the Code of Corporate Conduct, recommended by the Federal Commission for the Securities Market on 4 April 2002 (hereinafter the FCSM Code).
       The first step in this direction was the acceptance at a meeting of the Board of Directors on 11 April 2002 of a Declaration of Principles of Corporate Governance. In this document the Company has undertaken to draw up a Code of Corporate Conduct for Rostelecom by the end of 2003, and it will be consistent with those principles of corporate governance which are accepted internationally and in Russia.
       Since the Company's ordinary shares in the form of II Level American Depositary Receipts are quoted on the New York Stock Exchange, at the present time the Company's main efforts are being concentrated on improving its practice of corporate governance and bringing it into correspondence with the requirements of the Sarbanes-Oxley Act dated 30 July 2002.
       Further acknowledgement of the Company's efforts comes from the improvement in its position from 25th to 10th in the corporate governance rating for II quarter of 2002 carried out by the Institute of Corporate Law and Governance. In its latest research the rating agency Standard & Poor's also gave a high assessment to the Company's level of transparency, awarding it sixth place.
       Since high standards of corporate governance are an essential condition for the Company to conduct its business successfully, and further, in order to reach mutual understanding with all interested parties, the Company affirms its willingness to comply in full with all the requirements of the FCSM Code and take all necessary measures to improve the quality of its corporate governance.

4.8.   Interested party transactions

       On January 1, 2002, the Company entered into an agreement for the lease of non-residential premises in the city of Moscow, under which Rostelecom acts as a Lessee and Open Joint Stock Company Moscow International Telephone Exchange No. 9 (OJSC MMTS-9) acts as a Lessor. The lease was concluded for one year in a total sum of 66 million rubles. The main provision of this lease is that MMTS-9 will grant to the Company temporary possession and use of non-residential premises in the building located at 9 Ul. Butlerova, Moscow. Agreement (1) 10 - A-D/2002 was approved by the Board of Directors on 3 October 2002 (Minutes No.
5).
       The person acknowledged as an interested party in this transaction was Dmitry E. Erokhin, who is a member of Rostelecom's Management Board and also a member of the Board of Directors at MMTS-9.

       On January 1, 2002, the Company and OJSC Svyazinvest entered into an agreement for the provision by the Company of services for automated processing of accounting documents and statistical reports of OJSC Svyazinvest and its subsidiaries. Agreement No. AOD-2/2002 was approved by the Company's Board of Directors on 3 October 2002 (Minutes No. 5).
       People who were acknowledged as having an interest in the conclusion of this contract were as follows: Valery N. Yashin, Chairman of Rostelecom's Board of Directors, Chairman of the Management Board and General Director of OJSC Svyazinvest; Vadim E. Belov - a member of Rostelecom's Board of Directors, and member of Svyazinvest's Management Board; Anton. I. Osipchuk - a member of Rostelecom's Board of Directors and Management Board; Stanislav. N. Panchenko - member of Rostelecom's Board of Directors and Management Board; Sergey. I. Kuznetsov - a member of the Board of Directors, General Director and Chairman of the Management Board at OJSC Rostelecom, and a member of the Management Board at OJSC Svyazinvest; Alexander. V. Lopatin - member of Rostelecom's Board of Directors and Management Board, and a member of Svyazinvest's Management Board; OJSC Svyazinvest - a shareholder in Rostelecom with a stake of 50.67% of the voting shares.

       On February 26, 2002, the Company and OJSC RTC-Leasing entered into an agreement for the Company's purchase of 1,075,873 ordinary registered shares in OJSC RTC-Leasing representing 25.83% of its charter capital and being placed with the total value of RUR 10,758,730. Assignment of the ownership rights in the shares took place on 25 March 2002. The agreement for sale of securities No. 008-220/02 was approved by the Company's Board of Directors on 13 March 2002 (Minutes No. 4).
       Parties acknowledged as having an interest in concluding this contract were: Sergey I. Kuznetsov - a member of the Board of Directors, General Director and Chairman of the Management Board at OJSC Rostelecom, and a member of the Board of Directors at OJSC RTK-Leasing; Nikolai P. Yemelyanov - a member of the Board of Directors at OJSC Rostelecom, and a member of the Board of Directors at OJSC RTK-Leasing.

       On March 20, 2002, the Company and Non-Commercial Partnership Center for Telecommunications Problems Research (the Partnership) entered into an agreement for the transfer by the Company of special-purpose cash funds to the Partnership to implement the industry-wide projects within the scope of its activities envisaged in its charter. This transfer was aimed to financing grants for telecommunication field development projects, which were jointly approved with the other participants of the Partnership. The agreement was approved by the Company's Board of Directors on 15 May 2002 (Minutes No. 7).
       Parties acknowledged as having an interest in concluding this contract were: Anton I. Osipchuk - a member of Rostelecom's Board of Directors, Chairman of the Council at the Partnerships; Sergey I. Kuznetsov - a member of the Board of Directors, General Director and Chairman of the Management Board at Rostelecom, and a member of the Council at the Partnership; Alexander. V. Lopatin - a member of Rostelecom's Board of Directors, and Director of the Partnership.

       On March 26, 2002, the Company and the Partnership entered into an agreement for the purchase and sale of securities, under which the Company transferred to the Partnership the right of ownership to 65,326 ordinary registered shares representing 22% of the charter capital of OJSC Giprosvyaz. The agreement for sale of securities No. 4-TsB was approved by the Company's Board of Directors on 13 March 2002 (Minutes No. 4).
        Parties acknowledged as having an interest in the conclusion of this contract were: Sergey I. Kuznetsov - a member of the Board of Directors, General Director and Chairman of the Management Board at OJSC Rostelecom, and a member of the Council at the Partnership .

       On March 31, 2002, the Company and CJSC ROSPAC entered into an agreement for purchase and sale of CJSC ROSPAC's network, under which CJSC ROSPAC is to transfer to the Company equipment of its data transmission network, which equipment is used to provide communication services for a purchase price of RUR 9,350,000. Contract No. 166-2.20 was approved by the Company's Board of Directors on 10 December 2002 (Minutes No. 8).

       Parties acknowledged as having an interest in the conclusion of this contract were: Vadim. Yu. Izotov - a member of Rostelecom's Management Board, and General Director of ROSPAC; OJSC Svyazinvest - a shareholder in Rostelecom with a stake of 50.67% of the voting shares, to which CJSC ROSPAC is an affiliated party.

       On May 6, 2002, the Company and CJSC RTC-Invest entered into an agreement for the purchase and sale of securities, under which CJSC RTC-Invest transferred to the Company 30 ordinary registered uncertified shares in CJSC MTs NTT, with the nominal value of RUR 1,000 per share and for a total purchase price of RUR 1,290,000. This contract was approved by the Company's Board of Directors on 21 June 2002 (Minutes No. 2). On May 6, 2002 the Company and CJSC Sovet-Holding entered into an agreement for the purchase and sale of securities, under which CJSC Sovet-Holding transferred to the Company 30 ordinary registered uncertified shares in CJSC MTs NTT, with the nominal value of RUR 1,000 per share. The Company paid a total purchase prince of 1,290,000 rubles. Contract No. 271-2.20 was approved by the Company's Board of Directors on 21 June 2002 (Minutes No.
2). The transfer of ownership rights in the MTs NTT shares took place on 9 October 2002. Thus Rostelecom's stake in the share capital of MTs NTT was increased from 20% to 60%.
       The person acknowledged as having an interest in the conclusion of this contract was: Vladimir I. Androsik - a member of Rostelecom's Management Board, and a member of the Board of Directors at RTK-Leasing.

       On 28 May 2002 the Company and OJSC Svyazinvest-Media concluded an agreement to place advertisements about the Company in regional issues of the Yellow Pages. Contract No. 560-2.8 was approved by the Company's Board of Directors on 25 July 2002 (Minutes No. 3).
       The person acknowledged as having an interest in the conclusion of this agreement was: Valery N. Yashin - Chairman of Rostelecom's Board of Directors, and Chairman of the Board of Directors at OJSC Svyazinvest-Media.

       On June 21, 2002, the Company and CJSC Registrator-Svyaz entered into an agreement for the sale and purchase of securities, under which CJSC Registrator-Svyaz transferred to Rostelecom 265 ordinary registered uncertified shares in CJSC Registrator-Svyaz, for a total purchase price of RUR 1,537,000. The agreement No. 387-2.20 was approved by the Company's Board of Directors on 21 June 2002 (Minutes No. (1)2). The transfer of ownership in the CJSC Registrator-Svyaz shares took place on 3 July 2002. As a result, the Company increased its stake in CJSC Registrator-Svyaz to 8.64%.
       Parties acknowledged as having an interest in the conclusion of this transaction were: OJSC Svyazinvest - a shareholder in Rostelecom with a stake of 50.67% of the voting shares, to which CJSC Registrator-Svyaz is an affiliated party.

       On August 1, 2002, the Company and OJSC RTComm.RU entered into an agreement for the performance by the Company, upon instructions of OJSC RTComm.RU, of legal and non-legal actions relating to: entering into agreements for the provision of data transmission and to telematic services, in the Company's name but at OJSC RTComm.RU's expense, with international operators; arranging for customers' connection to OJSC RTComm.RU's network; making settlements with clients that have agreements of OJSC Rostelecom. The agency commission fee is 30% of total amount of invoices paid by customers to OJSC Rostelecom. Contract No. 585-1.16 was approved by the Company's Board of Directors on 3 October 2002 (Minutes No. 5).
       Parties acknowledged to have an interest in the conclusion of this transaction were: Valery N. Yashin - Chairman of Rostelecom's Board of Directors, and a member of the Board of Directors at OJSC RTKomm.RU; Anton I. Osipchuk - a member of Rostelecom's Board of Directors, and a member of the Board of Directors at OJSC RTKomm.RU; Sergey I. Kuznetsov - a member of the Board of Directors, General Director and Chairman of the Management Board at OJSC Rostelecom, and a member of the Board of Directors at OJSC RTKomm.RU; Vladimir I. Androsik - a member of Rostelecom's Management Board, and a member of the Board of Directors at OJSC RTKomm.RU.

       On August 5, 2002, the Company and CJSC Westelcom entered into an agreement for the allocation to the Company of a capacity in the international cable system BSFOCS (Black Sea Fiber Optics Cable System), which is owned by CJSC Westelcom, for a term of 25 years. Contract No. PR.01.98/1 was approved by the Company's Board of Directors on 3 October 2002 (Minutes No. 5).
       The person acknowledged as having an interest in the conclusion of this contract was: Vladimir I. Androsik - a member of Rostelecom's Management Board, and a member of Westelcom's Board of Directors.

       On November 1, 2002, the Company and CJSC Westelcom signed an agreement for the termination of the earlier concluded agreement, under which the Company leased equipment from CJSC Westelcom for expanding international switching centers capacity, and entered into a new equipment lease agreement, under which CJSC Westelcom rents its equipment designed to provide telecommunication services to the Company. The above transactions were made in order to reduce the Company's costs under the previous agreement on lease of equipment. Under the terminated agreement, payment was calculated on the basis of actual traffic volumes going through the switching station, while under the new agreement there is a fixed monthly leasing charge of US $ 26 000 without VAT, which means a significant saving in expenditure. The Company's Board of Directors gave approval to the Leasing Agreement and the Agreement to terminate the previous agreement on 10 December 2002 (Minutes No. 8).
       Parties acknowledged as having an interest in the conclusion of this transaction were: Vladimir I. Androsik - a member of Rostelecom's Management Board, and a member of Westelcom's Board of Directors; OJSC Svyazinvest - a shareholder with a stake of 50.67% of the voting shares in Rostelecom, to which CJSC Westelcom is an affiliated entity.

       On November 15, 2002, the Company and CJSC Globus Telecom entered into an agreement for the connection of CJSC Globus Telecom's network to the Company's network for the purpose of providing access to Rostelecom's network in order to render international and long-distance services to CJSC Globus-Telecom' subscribers. Contract No. 876-2.8 was approved by the Company's Board of Directors on 3 October 2002 (Minutes No. 5).
       The person acknowledged to have an interest in the conclusion of this contract was: Sergey I. Kuznetsov - a member of the Board of Directors, General Director and Chairman of the Management Board at OJSC Rostelecom, and Chairman of CJSC Globus Telecom's Board of Directors.

       On November 26, 2002, the Company and OJSC Elektrosvyaz of the Tver region entered into an agreement for the purchase and sale of OJSC Elektrosvyaz' interest in LLC Tver Telecom. LLC Tver Telecom, with a nominal value of RUR 21,338.24. The purchase price paid by the Company was RUR 21,338.24. As a result of the transaction, the Company's share in the charter capital of LLC Tver Telecom increased from 15% to 26%, in line with the Company's strategy to invest in assets of companies providing telecommunication services or engaged in the sector of telecommunication services otherwise. Contract No. 994-2.20 was approved by the Company's Board of Directors on 3 October 2002 (Minutes No. 5).
       The party acknowledged to have an interest in the conclusion of this contract was: OJSC Svyazinvest - a shareholder with a stake of 50.67% of the voting shares of Rostelecom, which owns more than 20% of the shares in Tver Region Elektrosvyaz.

       On December 6, 2002, an agreement between the Company and OJSC RTComm.RU became effective, under which terms the Company undertook to perform, upon instructions of OJSC RTComm.RU, legal and non-legal actions relating to: entering into an agreement with the Chief Administration of Information Resources of Russian Federation State Power Authorities of the Federal Agency of Governmental Communications and Information under the President of the Russian Federation (GUIR FAPSI) for providing data transmission and telematic services in the Company's name but at OJSC RTComm.RU's expense; and to entering into settlements with the customer under the state contract The commission fee amounts to 10%. Contract No. 35-AI/09/02 was approved by the Company's Board of Directors on 3 October 2002 (Minutes No. 5).
       Parties acknowledged as having an interest in the conclusion of this contract were: Valery N. Yashin - Chairman of Rostelecom's Board of Directors, and a member of the Board of Directors at OJSC RTKomm.RU; Anton I. Osipchuk - a member of Rostelecom's Board of Directors, and a member of the Board of Directors at OJSC RTKomm.RU; Sergey I. Kuznetsov - a member of the Board of Directors, General Director and Chairman of the Management Board at OJSC Rostelecom, and a member of the Board of Directors at OJSC RTKomm.RU; Vladimir
I. Androsik - a member of Rostelecom's Management Board, and a member of the Board of Directors at OJSC RTKomm.RU.



       On December 10, 2002, the Company and RTC-Leasing entered into an agreement for the allocating of the amount of a common share of expenses incurred by OJSC RTC-Leasing to compensate cancelled automobile road user tax, which expenses were included into the calculation of the total amounts of lease payments by the Company under all leasing agreements with OJSC RTC-Leasing, by reducing RUR 74,750,782 (excluding VAT) the total amount of lease payments under certain leasing agreements between the parties lasting up to year 2007. This Agreement was approved by the Company's Board of Directors on 10 December 2002 (Minutes No. 8).
       Parties acknowledged as having an interest in the conclusion of this agreement were: Sergey I. Kuznetsov - a member of the Board of Directors, General Director and Chairman of the Management Board at OJSC Rostelecom, and a member of the Board of Directors at OJSC RTK-Leasing; Vadim E.Belov - a member of Rostelecom's Board of Directors, and a member of the Board of Directors at OJSC RTK-Leasing; Anton I. Osipchuk - a member of Rostelecom's Board of Directors, and a member of the Board of Directors at OJSC RTK-Leasing.

       On December 11, 2002, the Company and OJSC Moscow City Telephone Network (OJSC MGTS) entered into an agreement for the purchase and sale of securities in OJSC Ms-Tel, under which the Company undertook to transfer to OJSC MGTS 500 ordinary registered uncertified shares in OJSC MS-Tel, each with the nominal value of RUR 50,000, representing 50% of the charter capital of OJSC MS-Tel. The purchase price paid by OJSC MGTS was RUR 50,000. The agreement No. 10643 was approved by the Company's Board of Directors on 10 December 2002 (Minutes No.
8). Transfer of ownership rights to MS-Tel's shares took place on 30 December 2002.
       Parties acknowledged as having an interest in the conclusion of this contract were: Valery N. Yashin - Chairman of Rostelecom's Board of Directors, and member of the Board of Directors at OJSC MGTS; Alexander V. Lopatin - a member of Rostelecom's Board of Directors and Management Board, and a member of the Board of Directors at OJSC MGTS; Anton I. Osipchuk - a member of Rostelecom's Board of Directors, and a member of the Board of Directors at OJSC MGTS; Irina M. Ragozina - a member of Rostelecom's Board of Directors, and a member of the Board of Directors at OJSC MGTS.

       On December 25, 2002, the Company and OJSC RTComm.RU entered into an agreement for the purchase and sale of shares in OJSC RTComm.RU, under which OJSC RTComm.RU undertook to transfer to the Company 1,250,000,001 ordinary registered uncertified shares in OJSC RTComm.RU, each with a nominal value of RUR 0.01. The purchase price paid by the Company was RUR 12,500,000.01. Contract No. 1023-2.20 was approved by the Company's Board of Directors on 10 December 2002 (Minutes No. 8). As a result of the transaction, the Company's share in the equity of OJSC RTComm.RU increased from 25% plus 1 share to 31,1%.
       Parties acknowledged as having an interest in the conclusion of this contract were: Sergey I. Kuznetsov - a member of the Board of Directors, General Director and Chairman of the Management Board at OJSC Rostelecom, and a member of the Board of Directors at OJSC RTKomm.RU; Vladimir I. Androsik - a member of Rostelecom's Management Board, and a member of the Board of Directors at OJSC RTKomm.RU.

       On December 26, 2002, the Company and Non-Commercial Partnership Center for Telecommunications Problems Research (the Partnership) entered into an agreement for the purchase and sale of shares in CJSC RTC-Invest. Under the agreement, Rostelecom undertook to transfer to the Partnership 50,000 ordinary registered uncertified shares in CJSC RTC-Invest with a nominal value of RUR 75,000, which shares represent 0.5% of the charter capital in CJSC RTC-Invest. The purchase price received by the Company was RUR 805,000. Contract No. 1044-2.20 was approved by the Company's Board of Directors on 10 December 2002 (Minutes No. 8). Prior to 2002, the Company owned 13.5% of CJSC RTC-Invest's charter capital, but, after the issuance of additional shares in September of 2002, in which the Company did not participate pursuant to the decision of its Board of Directors, the above interest was diluted to 0.5%. Therefore, having sold the 50,000 shares in CJSC RTC-Invest to the Partnership, the Company ceased to be a shareholder of CJSC RTC-Invest.
       Parties acknowledged as having an interest in the conclusion of this contract were: Alexander V. Lopatin - Director of the Partnership, and a member of Rostelecom's Board of Directors and Management Board; Sergey I. Kuznetsov - a member of the Board of Directors, General Director and Chairman of the Management Board at OJSC Rostelecom, and a member of the Partnership Council; Vadim E. Belov - Chairman of the Council at the Partnership, and a member of Rostelecom's Board of Directors.

4.9. Transactions which have major significance for the Company's financial activity

       On March 13, 2002, the Company, CJSC SFMT-CIS, Inc. and LLC Teleross, a subdivision of Golden Telecom, entered into an agreement for the purchase by LLC Teleross from the Company of a 50% share in the charter capital of EDN Sovintel. In exchange for the 50% share in the charter capital of EDN Sovintel, Rostelecom acquired 15% of shares of Golden Telecom, Inc., US$10 million in cash and interest-free promissory note by LLC Teleross for the total principal amount of US$ 46 million maturing upon expiration of 90 days from the date of the shares transfer. This agreement was approved by the Board of Directors on 14 August 2002 (Minutes No. 4). The transfer of ownership to the shares in Golden Telecom, Inc. took effect on September 5, 2002.

       On June 25, 2002, the Company and Russian Telecommunications Development Corporation, Inc. entered into an agreement for the purchase and sale of shares in CJSC Westelcom, under which RTDC Holdings, Inc. undertook to transfer to the Company 50 ordinary registered uncertified shares in CJSC Westelcom, with the total value of US$15,000,000. The transfer of ownership to the shares in CJSC Westelcom took effect on October 10, 2002, after which the Company's share in the equity of CJSC Westelcom was increased from 50% to 100%. As a result, the Company acquired complete control over a number of strategically important assets, including international telephone exchanges in Moscow and Saint Petersburg and the right to participate in international cable systems. This agreement was approved by the Board of Directors on 3 October 2002 (Minutes No.
5). As a result the Company obtained full control over several strategically important assets, among which are international telephone exchanges in Moscow and St. Petersburg, and the right to participate in international cable systems.
       The parties acknowledged as having an interest in this transaction were:
OJSC Svyazinvest as a shareholder in Rostelecom with a stake of 50.67% of voting shares, to which CJSC Westelcom is an affiliated party.


V.  FINANCIAL  ACTIVITY

5.1.   Revenues
                                                                    Table No. 5
.................................................................................
 Rostelecom's revenues, including revenues from
telecommunications services, thousand rubles              Change in revenues, %
.................................................................................
.................................................................................
1999        2000      2001        2002      2000/1999     2001/2000    2002/2001
.................................................................................
.................................................................................
15,207,065 16,870,215 19,229,815 25,408,768  110.9%        114.0%        132.1%
.................................................................................
5.2. Income breakdown by user category, thousand rubles.
                                                                    Table No. 6
.................................................................................
                          Public     Commercial      Budget-funded     Total
                                     organizations   organizations
.................................................................................
.................................................................................
Telephone services
(local)                   18,161       46,193           9,323          73,677
.................................................................................
.................................................................................
Telephone services
(long-distance)        1,747,498      6,805,373         221,875       8,774,746
.................................................................................
.................................................................................
Telephone services
(international)        2,091,351      9,761,930         180,836      12,034,116
.................................................................................
.................................................................................
Data transmission         3,193        636,379           2,615          642,187
.................................................................................
.................................................................................
Channel leasing            0          2,348,067         205,938       2,554,005
.................................................................................
.................................................................................
Other services           60,530        752,447          517,060       1,330,036
.................................................................................
.................................................................................
TOTAL:                 3,920,732     20,350,389        1,137,647     25,408,768
.................................................................................






5.3. Investment in fixed assets

........... ..................................... ............... ...............
(1) Indicator                        Measuring Unit   2000     2001      2002

........... ..................................... ............... ...............
........... ..................................... ............... ...............
1   2                                   3               4        5         6
........... ..................... ............... ............... ...............
........... ..................................... ............... ...............
1 Value of completed investments in thousand 6,627,433 2,407,128 2,615,695 fixed assets over the reporting rubles year, including
........... ..................... ............... ............... ...............
........... ..................... ............... ............... ...............
1.1 From owned assets, including        thousand  1,800,604  1,362,167 1,359,479
                                        rubles
........... ..................... ............... ............... ...............
........... ..................... ............... ............... ...............
1.1.1. From profits                     thousand    113,128     49,510        -
                                        rubles
........... ..................... ............... ............... ...............

       In the reporting year 2002 investment in fixed assets was directed to the following projects: business expansion - 76%, reconstruction and maintenance of infrastructure -24%.


5.4.   Subsidiary Companies


       During 2002, a major priority for Rostelecom was the program to streamline and focus the Company. This included the disposal of non-core assets to concentrate on adding value to Rostelecom's core activities. In order to strengthen financial controls, all agreements with subsidiaries were reviewed and the number reduced where appropriate.
       One example of disposing of non-core assets disposal is the sale of 22% of the ordinary voting shares in OJSC Giprosvyaz, which specializes in scientific research and design. The value of this sale was about US $ 3 million.
       The largest transaction in 2002 was the sale of the Company's 50% stake in STsS Sovintel to the telecommunications holding Golden Telecom. Under the terms of this agreement the Company received US $ 10 million in cash and US $ 46 million in the promissory note upon expiration of 90 days from the date of the shares transfer after exchange of the shares, a 15% stake in Golden Telecom, and representation on Golden Telecom's Board of Directors.

       During the year Rostelecom also carried out acquisitions to strengthen its core business bases. In October 2002 the Company increased its ownership in CJSC Westelcom to 100% by purchasing a 50% stake from the holding company RTDC for US$ 15 million. As a result, the Company gained total control over several strategically important assets, including international switching centers in Moscow and St. Petersburg, and interests in international cable systems. These assets have historically formed an integral part of Rostelecom's international telecommunications network and prior to this acquisition, Rostelecom had to pay CJSC Westelcom for use of their systems. The acquisition has therefore enabled the Company to reduce its international traffic transit costs while simultaneously strengthening its competitive position.
       In addition, in October 2002 the Company increased its stake in MTs NTT to 60%. MTs NTT is a telecommunications operator concerned with integration of telecommunications technology, the introduction of modern technology, and the development of intelligent telecommunications services for the Company. Increasing its stake in MTs NTT has enabled the Company to strengthen its position on the Moscow market by expanding the range of services it offers.
       In December, Rostelecom took part in a capital increase of the Internet operator OJSC RTComm.RU, subsequently raising the Company's stake from 25% to 31%. The value of this transaction amounted to the equivalent of US$ 400,000. OJSC RTComm.RU is one of the largest players in the highly profitable and rapidly developing Internet access market. At present, OJSC RTComm.RU holds a 30% market share nationwide. Rostelecom owns 31% of OJSC RTComm.RU directly, and an additional 49.8% through its subsidiary RTC-Leasing.






Details of the Company's participation in other organizations which provide telecommunications services, where the Company's holding is at least 10%, and/or the holding exerts significant influence on the Company's financial activity
                                                                  Table No. 8
.................................. ..............................................

(1)Organization   Ownership structure      Brief details of main  business
.................................................................................
.................................................................................
                 Shareholders/founders Stake, %
................. ................ ..............................................
................. ................ ..............................................
1. CJSC Westelcom OJSC Rostelecom   100  Provision communication channels and
                                         telecommunications equipment lease,
                                         services and processes incoming
                                         traffic via international trunk
                                         exchanges.
................. ................ ..............................................
................. ................ ..............................................
2. CJSC ROSPAC   1.OJSC Rostelecom 90.80 Provision of services in data
                 2. LLC IAS         9.20 transmission and public telematic
                                         services.
........ ......................... ..............................................
........ ......................... ..............................................
3. LLC RTK-Sibir 1.OJSC Rostelecom  90.0  Provision of telecommunications
                 2. Union Committee 10.0  services pursuant to licenses
                 for the Regional         obtained, data transfer via
                 Centre 17 for            telecommunications networks, design,
                 Long-Distance            construction and operation of cable
                 Telecommunications and   television systems
                 Television
................. ................ ..............................................
................. ................ ..............................................
4. CJSC RTK-Internet 1. OJSC Rostelecom 63.50  Provision of telecommunications
                     2. Others 36.50           services
........ ......................... ..............................................
........ ......................... ..............................................
5. CJSC Engineering  1. OJSC Rostelecom 60.00  Creation and development of
   Center            2. RF FGUP NIIR    40.00  modern systems for
                                               telecommunications and data
                                               transfer
................. ................ ..............................................
................. ................ ..............................................
6. CJSC Moscow Center of  1. OJSC Rostelecom   60.00 Provision of fixed
   New Telecommunications 2. CJSC NTTs Komset  20.00 telecommunications services
   Technology             3. CJSC Trio-service 20.00 organization for users of
                                                     access to a digital
                                                     telecommunications network
........ ......................... ..............................................
........ ......................... ..............................................
7. CJSC Inkom   1. OJSC Rostelecom 54.40            Provision of long-distance
                2. Mashinoimpeks 16.70              payphone services
                3. Ericsson Business Network 15.20
                4. Ericsson Nikola Tesla 13.70
................. ................ ..............................................
................. ................ ..............................................
8. CJSC GlobalTel 1. OJSC Rostelecom  51.00    Provision of local, long-distance
                  2. Globalstar L. P. 49.00    and international
                                               telecommunications and data
                                               transfer services
................. ................ ..............................................
........ ......................... ..............................................
9. CJSC Rostelecomport 1. OJSC Rostelecom  50.00 Provision of telecommunications
                       2. OJSC Ust-Luga    50.00 services
........ ......................... ..............................................
........ ......................... ..............................................
10.CJSC TelecomCentre  1. OJSC Rostelecom  45.00 Provision of telecommunications
                       2. Individuals      55.00 services
........ ......................... ..............................................
........ ......................... ..............................................
11.CJSC Teleport-TP 1. OJSC Rostelecom 44.00  Provision of local, long-distance
                    2.Technocom Ltd    38.50  and international communications
                    3. LLC Tekhnopark   7.50  services in Russia and other
                    4.Roscomm, Ltd     10.00  countries, including digital
                                              telephone, facsimile and data
                                              transmission services
................. ................ ..............................................
................. ................ ..............................................
12.OJSC MMTS-9  1. OJSC Rostelecom      36.86  Provision of long-distance
                2. Ministry of Property 38.00  telecommunications services
                   Relations RF
                3. Individuals          25.14
................. ................ ..............................................
................. ................ ..............................................
13.OJSC RTComm.RU 1. OJSC Rostelecom    31.10  Development   of   information
                  2. OJSC RTC-Leasing   49.75  technology, creation, manufacture
                  3. OJSC Svyazinvest    0.49  and distribution of computer
                  4. CJSC KPF Finance    5.30  software and hardware for
                  5. Non-Commercial Partnership  computerazied local, corporate
                     Center for Telecommunications  global networks, provision
                     Problems Research  13.36       Internet access
........ ......................... ..............................................
................. ................ ..............................................
14.LLS Yalta          1. OJSC Rostelecom         30.00  Provision of cable
   Teleradiocompaniya 2. LLC Informtek           58.00  television services
                      3. Municipal Department of 12.00
                         Property Management
........ ......................... ..............................................
........ ......................... ..............................................
15.OJSC RTC-Leasing   1. OJSC Rostelecom               27.12 Leasing of fixed
                      2. NPF Rostelecom-Garantiya       3.03 and current assets,
                      3. Non-Commercial Partnership     3.30 investment, sale
                         Center for Telecommunications       and purchase of
                         Problems Research                   real estate
                      4. CJSC Severo-Zapadniy          18.91
                         Telekombank
                      5. LLC KB RIB                    15.93
                      6. CJSC Gamma-Invest             15.93
                      7. CJSC KPF-Finance              15.78
........ ......................... ..............................................
........ ......................... ..............................................
16.CJSC Rustel  1. OJSC Rostelecom 25.00  Creation and provision of networks for
                2. IBCS            50.00  telecommunications services
                3. RSPP            25.00
................. ................ ..............................................
................. ................ ..............................................
17.OJSC Moscow    1. OJSC Rostelecom    23.50 Provision of mobile communications
   Cellular       2. OJSC MGTS          23.50 services pursuant to licenses and
   Communications 3. RTDK USA           22.00 on the basis of a defined
                  4. Telco Overseas Ltd.20.00 territory consistent with the
                  5. LLC NefTekKom K     8.00 corresponding licenses
                  6. CJSC Gamma          3.00
                     Capital
................. ................ ..............................................
................. ................ ..............................................
18.CJSC Telmos    1. OJSC Rostelecom  20.00 Creation and operation of
                  2. OJSC MGTS        40.00 telecommunications networks in
                  3. OJSC AFK Sistema 40.00 Moscow and other regions.Provision of local, long-distance and
                                            international  telecommunications
                                            services in Moscow and other regions
................. ................ ..............................................
................. ................ ..............................................
19.LLC Arkhangelskaya GTS 1. OJSC Rostelecom      17.00  Provision of local
                          2. OJSC Severo-Zapadniy 77.00  telephone services and
                             Telecom                     mobile radio telephone
                          3. Municipal Council     6.00  services
                             "Archangelsk City"
........ ......................... ..............................................
........ ......................... ..............................................
20.Golden Telecom Inc. 1. OJSC Rostelecom       15.00  Provision of the full
                       2. Alpha Group           43.60  range of telecommunica-
                       3. Baring Vostok          7.60  tions services and
                       4. Capital International  8.80  Internet access
                       5. GTS                    2.60
                       6. Others                22.40
........ ......................... ..............................................
........ ......................... ..............................................
21.LLC Tver Telecom  1. OJSC Rostelecom   15.00  Design and construction of
                     2. OJSC Tver Region  26.00  telecommunications networks,
                        Elektrosvyaz             operation of paging   networks,
                     3. LLC Kosmokom      16.00  consulting in
                     4. LLC Vialakta-Kom  16.00  telecommincations
                     5. Orbita-telecom    19.00
                     6. LLC TelVit         4.00
                     7. LLC Renoks         4.00
........ ......................... ..............................................
........ ......................... ..............................................
22.CJSC WestBalt  1. OJSC Rostelecom      10.00  Digitization of the secondary
   Telecom        2. OJSC Elektrosvyaz    28.00  telecommunications network in
                  3. OJSC Baltikom Mobile 62.00  Kaliningrad Region. Provision
                                                 of local, long-distance
                                                 and international telephone
                                                 services and data transmission
........ ......................... ..............................................
........ ......................... ..............................................
23.CJSC        1. OJSC Rostelecom            10.00 Creation in Russia and other
   Telecross   2. CJSC Crosna Scientific and 80.00 countries of space
                  Technical Association            telecommunication to provide
               3. CJSC Crosna-Invest         10.00 international satellite
                                                   communications and surface
                                                   telecommunications, etc
........ ........ ................ ..............................................


5.5. Major non-commercial organizations in which the Company participates

       1. Association of Telecommunications Enterprises in Siberia and the Far East
       This was set up as the result of the conversion of the limited liability partnership Association of Telecommunications Enterprises in Siberia and the Far East, and is its legal successor. Members of the Association came together to coordinate their business activities and protect their common property interests. Other members of the Association are joint stock companies - the Elektrosvyaz firms in Siberia and the Far East, and also other telecommunications companies.

       2. Association of Telecommunications in the Central Chernozem Region
       The Association was registered on 25 January 1998. It concerns itself with coordinating the activities of telecommunications companies, developing the telecommunications networks for operators in its region, problems of investment policy, sourcing technical equipment for the companies in its region, developing and popularizing telecommunications, and so on. Other members of the Association are OJSC Belsvyaz, OJSC Voronezhsvyazinform, OJSC Lipetskelektrosvyaz, OJSC Kursk and Orlovsk Region Elektrosvyaz, OJSC Tambovsk Elektrosvyaz and OJSC Svyazstroi-1.

       3. Association for Operators of the Iskra Business Service Network
       This Association was set up in 1998 pursuant to a decision of the State Telecommunications Commission under the Ministry of Telecommunications. It is a non-commercial organization founded by legal entities to coordinate business activity so as to help its members to achieve their objectives as set out in the Charter.
       The following are the Association's main aims:
o        Promoting the development of the RF Linked Telecommunications Network
         (RF VSS);
o Promoting development of the Russian market for telecommunications services, researching client needs, and publicizing the potential and advantages of the Iskra Business Service Network;
o Promoting the development of scientific, technical, economic and organizational foundations of Iskra;
o On the basis of a common technical policy, developing recommendations for introduction of modern technology, expanding the range of services provided with the simultaneous improvement in their quality, and disseminating the experience of building the Iskra network throughout Russia.
       Other members of the Association are joint stock companies - Elektrosvyaz companies from various Russian regions, and also other telecommunications companies.

       4. Association of Telecommunications Companies of the Volga Region
       The Association was registered on 20 March 2000 by the administration of Leninsk Region in the town of Penza. It was established to coordinate the activity of telecommunications companies in the region by having a common policy for development of the telecommunications systems and facilities, providing assistance to its members, and so on. Other members of the Association are the OJSC Svyazinform companies of Astrakhan Region, Penza Region, Samara Region, the Republic of Mordovia, the Chuvash Republic, OJSC Volgogradelektrosvyaz, OJSC Martelcom of the Marii-El Republic, OJSC Saratovelektrosvyaz , GUP UES Tattelecom, and OJSC Ulyanovsk Region Elektrosvyaz.

       5. Non-Commercial Partnership Center for Telecommunications Problems Research
       This non-commercial partnership was registered on 23 April 2001. Its main objective is to research the problems in developing the telecommunications sector, provision to organizations of consultancy or other services on various aspects of the business. Other members of the partnership include OJSC Southern Telecommunications Company, OJSC Central Telecommunications Company, OJSC VolgaTelecom, OJSC SibirTelecom, OJSC Far East Telecommunications Company, OJSC Uralsvyazinform, and OJSC Severo-Zapadniy Telecom.

       6. Non-Commercial Partnership Telecommunications Forum
       Telecommunications Forum, a non-commercial organization, was founded in 1994. It was established as a club for participants on the Russian telecommunications market, which could resolve problems in strengthening the strategic partnership of its members. Its main objectives are comprehensive support for the process of setting up an information society in Russia, promoting development of the telecommunications infrastructure, encouragement of cooperation and dialog between players on the telecommunications market and the Ministry of Telecommunications and Informatisation. In February 2001 after its re-registration the organization was renamed Telecommunications Forum. Other members of the partnership are Siemens, Ericsson Corporation, FGUP Kosmicheskaya Svyaz, Vimpelcom, Svyazinvest, CJSC Lucent Technologies, Nokia, Sumitomo Corporation, CJSC Sonik Duo, EDN Sovintel, OJSC Moscow Cellular Communications, and also the Ministry for Telecommunications and Informatisation, and other companies.

5.6. Dynamics of main indicators in network development
                                                                    Table No 9
........ ................. ........... ............. ............. ..............
(1)Indicator               Units          1999      2000      2001      2002
........ ................. ........... ............. ............. ..............
........ ................. ........... ............. ............. ..............
1      2                     3             4         5         6         7
........ ................. ........... ............. ............. ..............
........ ................. ........... ............. ............. ..............
1. Increase in total length:
   long-distance interzone   million
   channels,                channels/km  192.7     40.25      40.4      93.39

   including digital         million     192.7     40.25      39.96     93.39
   channels                 channels/km
........ ................. ........... ............. ............. ..............
........ ................. ........... ............. ............. ..............
2. Total increase in number
   of main                 thousand items

   telephone sets                         1.083     5.999      0.328     0.07
   including

   - municipal telephone
     networks;             thousand items 1.083     5.999      0.328     0.07

   - rural area telephone
     networks              thousand items   -         -          -        -
........ ................. ........... ............. ............. ..............
........ ................. ........... ............. ............. ..............
3. Total increase in outgoing
   automatic channels in ATE's, channels  12,157   11,019      2,136   1,995

   Including innerzone          channels     154    2,944        330      -
   telecommunications
........ ................. ........... ............. ............. ..............

5.7.   Dynamics of  Financial Indicators
                                                                  Table No. 10
................................. ........... ........... ........... ...........
Indicator                             1999        2000        2001        2002
................................. ........... ........... ........... ...........
................................. ........... ........... ........... ...........
1. Book Profit Yield                 23.11%      17.99%      30.0%       29.9 %
................................. ........... ........... ........... ...........
................................. ........... ........... ........... ...........
2. Autonomy ratio                     0.36        0.35        0.44        0.47
................................. ........... ........... ........... ...........
................................. ........... ........... ........... ...........
3. Absolute liquidity ratio           0.38        0.13        0.24        0.40
................................. ........... ........... ........... ...........
................................. ........... ........... ........... ...........
4. Current liquidity ratio            2.18        1.40        1.23        1.29
................................. ........... ........... ........... ...........
................................. ........... ........... ........... ...........
5. Operating assets sufficiency
   ratio                             -1.20       -1.17       -0.54       -0.20
................................. ........... ........... ........... ...........

5.8.   Dynamics of Social indicators
                                                                  Table No. 11
..................... ................. .......... ......... ......... ..........
Indicator (form 1-o)             Units      1999       2000      2001      2002
..................... ................. .......... ......... ......... ..........
..................... ................. .......... ......... ......... ..........
1. Average number of employees
(excluding part-time workers   thousand     36.0      36. 0     35. 2      31.1
and outside workers)
..................... ................. .......... ......... ......... ..........
..................... ................. .......... ......... ......... ..........
2. Average monthly basic
salary per employee       thousand rubles    3.1       4.1       4.7        6.4
..................... ................. .......... ......... ......... ..........
..................... ................. .......... ......... ......... ..........
3. Average monthly revenues
per employee              thousand rubles    3.2       4.2       4.8        6.6
..................... ................. .......... ......... ......... ..........






5.9.   Dynamics of Efficiency Indicators
                                                                  Table No. 12
......... ...................... ........... ............ ........... ...........
(1) Indicator                 Units          1999     2000      2001     2002

......... ...................... ........... ............ ........... ...........
......... ...................... ........... ............ ........... ...........
1.  Profit per employee thousand rubles      100.9    66.0      124.8   170.132
......... ...................... ........... ............ ........... ...........
......... ...................... ........... ............ ........... ...........
2.  Number of lines per employee              -        -          -        -
......... ...................... ........... ............ ........... ...........
......... ...................... ........... ............ ........... ...........
3.  Production cost
    per unit            ruble/100 rubles      57.8    72.0       70.8     69.6
                             earned
......... ...................... ........... ............ ........... ...........
......... ...................... ........... ............ ........... ...........
4.  Share of salaries in
    revenue                     %              8.9     9.5        9.9      9.4
......... ...................... ........... ............ ........... ...........

5.10.  Company's Net Assets at 31.12.2002
                                                                  Table No. 13
.............................................................. ..................
1. Amount of net assets (thousand rubles)                           19,607,172
.............................................................. ..................
.............................................................. ..................
2. Charter capital (thousand rubles)                                     2,429
.............................................................. ..................
.............................................................. ..................
3. Reserve fund (thousand rubles)                                          364
.............................................................. ..................
.............................................................. ..................
4. Ratio of net assets to charter capital (line 1/line 2)                8,072
.............................................................. ..................
.............................................................. ..................
5. Ratio of net assets to charter capital + Reserve Fund
   (line 1/(line 2 + line 3))                                            7,020
.............................................................. ..................

5.11.  Dynamics of Dividend Payments per Share
                                                                  Table No. 14
...... ...................... ......................... .........................
Type of share       1999             2000              2001             2002*
...... ...................... ......................... .........................
...... ............ ......... ........... ............. ............ ............
              % of net  sum   % of net  sum    % of net   Sum   % of net  sum
             profits  (rubles) profits (rubles) profits (rubles) profits(rubles)
...... ............ ......... ........... ............. ............ ............
...... ............ ......... ........... ............. ............ ............
Ordinary      6.1    0.1645    11.6    0.1634     7   0.2144961  12.8   0.54327
...... ............ ......... ........... ............. ............ ............
...... ............ ......... ........... ............. ............ ............
Preferred
shares Type A  10    0.8093    10      0.4243    10   0.9195237  10     1.27472
...... ............ ......... ........... ............. ............ ............

       * This is the figure recommended by the Board of Directors, and it will be voted on at the AGM for 2002.

VI. USE  OF  THE  COMPANY'S  UNDISTRIBUTED  PROFITS

6.1. Report on the use of the Company's undistributed profits for 2002
                                                                   Table No. 15
----------------------- -------------- -----------------------------------------
                                                                           2002

(1)(1)Indicator                        Units    Approved by the     Report
                                               Shareholders' AGM
--------------------------------------------------------------------------------
1    2                                   3            4              5
----------------------- -------------- ------------------------ ----------------
1.Undistributed profits  - Total     thousand     2,372,818       2,372,818
                                      rubles
-------------------------------------- ------------------------ ----------------
 Principal uses of distributable profits:
----------------------- -------------- ------------------------ ----------------
2. To cover:
----------------------- -------------- ------------------------ ----------------
a) Losses from previous years        thousand     1,047,048       1,047,048
                                      rubles
----------------------- -------------- ------------------------ ----------------
b) Losses in the reporting year      thousand         -               -
                                      rubles
----------------------- -------------- ------------------------ ----------------
3. Allocated to the Reserve Fund,    thousand           364             364
                                      rubles
   as % of net profits                  %              0.016           0.016
   as % of total distributable profits  %              0.015           0.015
----------------------- -------------- ------------------------ ----------------
4. Allocated   to  form   the
   employees'   special   share     thousand             -               -
   participation  fund (if           rubles
   provided for under the
   foundation documents),
   as % of total distributable
   profits                              %                -               -
----------------------- -------------- ------------------------ ----------------
5. For dividend payments            thousand          379,592          379,592
                                     rubles
   as % of net profit                   %              17.00            17.00
   as % of total distributable profits  %              16.00            16.00
----------------------- -------------- ------------------------ ----------------
6. Funds  used  as a  security
   for  production  development     thousand             -                -
   (including share participation)   rubles
   - total
   as % of total distributable profits  %                -                -
   Including:
   - share participation            thousand             -                -
                                     rubles
----------------------- -------------- ------------------------ ----------------
7.Balance of undistributed profits  thousand          945,814          945,814
                                     rubles
----------------------- -------------- ------------------------ ----------------





6.2.   Principal Uses of Undistributed Net Profits in 2003
                                                                  Table No. 16
--------------------------------------- -------------- -------------------------
                                                                          2003
                                                       -------------------------
(1)(1)Indicator                                      Units               Plan
--------------------------------------- -------------- -------------------------
1  2                                                   3                   4
--------------------------------------- -------------- -------------------------
1.Undistributed profits - Total                    thousand          4,041,230*
                                                    rubles
------------------------------------------------------ -------------------------
2. Principal uses of undistributed profits:
--------------------------------------- -------------- -------------------------
a) To cover losses for previous years              thousand                  -
                                                    rubles
--------------------------------------- -------------- -------------------------
b) To cover losses in the reporting year           thousand                  -
                                                    rubles
--------------------------------------- -------------- -------------------------
c) Allocated to the reserve fund:                  thousand                  -
                                                    rubles
   as % of net profits                                 %                     -
   as % of total distributable profits                 %                     -
--------------------------------------- -------------- -------------------------
d) Allocated to form the  employees'  special
   share  participation  fund                      thousand                  -
   (if provided for under the foundation            rubles
   documents),
   as % of total distributable profits                 %                     -
--------------------------------------- -------------- -------------------------
e) For dividend payments                           thousand          705,754.8
                                                    rubles
 as % of net profit                                    %                  22.79
 as % of total distributable profits                   %                  17.46
--------------------------------------- -------------- -------------------------
--------------------------------------- -------------- -------------------------
f) To increase share capital comprising            thousand
   undistributed profits:                           rubles           3,335,668
   as % total distributable profits                    %                 82.54
--------------------------------------- -------------- -------------------------

* 4,041,230 = 3,095,416 (line 470 Form 1) + 945,814 (balance of undistributed profits in materials for the Shareholders' AGM)

NOTE: indicator 1 column 4 reflects data obtained by aggregating undistributed profits in the reporting year (line y 470 Form 1 of the balance sheet) and undistributed profits from previous years subject to distribution in 2003, to be decided by the Company on the basis of information on the basis of the accounting data.


Appendix No. 2

              Independent auditor's report on financial statements
                                of OAO ROSTELECOM

(Translation from Statutory Auditor's Report expressed in the Russian Language)


To the shareholders of OAO Rostelecom

DETAILS OF THE AUDITING FIRM

Name: CLOSED JOINT STOCK COMPANY ERNST & YOUNG VNESHAUDIT
Address: 20/12 Podsosensky Pereulok, building 1-1A, Moscow, 105062 Russia. State registration: certificate (1)033.468 series LO-011903, issued by the Moscow Registration Chamber on March 23, 2000. License to engage in auditing activity, including general and bank audit, insurance audit, and audit of funds and stock exchanges, No. A003246, approved by Ministry of Finance RF order No.9 dated January 17, 2003, for the term of five years.

DETAILS OF THE AUDITED ENTITY

Name: OAO Rostelecom
Address: 5 Delegatskaya ul., Moscow, 127091 Russia.
State registration: certificate(1)021.833 series VZ-008630, issued by the Moscow Registration Chamber on September 23, 1993.
Licenses to engage in licensed activities:

-------------------- ------------------------ -------------- -------------------
Type of activity     License number    Issued by   Date of issue   License term
-------------------- ------------------------ -------------- -------------------
-------------------- ------------------------ -------------- -------------------
Intercity and        No. 8777        State Committee of
international                        the Russian         17.10.1997  01.01.2004
telecommunication                    Federation on
services                             communication and
                                     informatization
Local                No. 8701        State Committee of  17.10.1997  01.11.2005
telecommunication                    the Russian
services                             Federation on
                                     communication and
                                     informatization
Telematic services   No. 3226        Ministry of         15.05.1997  15.05.2007
                                     Communications of the
                                     Russian Federation

   Besides licenses listed above, OAO Rostelecom has six licenses to provide various types of telecommunication services.

1. We have audited the accompanying financial statements of OAO Rostelecom for the period from January 1 through December 31, 2002 which are comprised of the balance sheet, the statement of income, the statement of changes in shareholders' equity, the statement of cash flows, appendix to the balance sheet and the explanatory note to the financial statements. The preparation and presentation of these financial statements are the responsibility of the management of OAO Rostelecom. Our responsibility is to express an opinion on the fairness, in all material respects, of these statements and on compliance of accounting procedures with the legislation of the Russian Federation based on our audit.

2. Financial statements of OAO Rostelecom for the periods prior to 2002 were audited by other auditing firms. Opinion of other auditors on the financial statements of OAO Rostelecom for the year ended 31 December
         2001  was  expressed  in  the  auditor's   report  dated  20  March
         2002  which   contained qualifications  with respect to the
         impossibility to obtain evidence of compliance of the accounting policy used to reflect transactions related to the foreign economic activity of the company with the economic substance of such transactions, and with respect to unsupported amounts representing expenditures incurred in years prior to 2001 included in the capital construction balance. Scope of work performed by us did not include an audit of the financial statements of OAO Rostelecom for the periods, prior to the year ended 31 December 2002.

3. We conducted our audit in accordance with Federal Law Concerning Auditing Activity, approved Federal Rules (Standards) on Auditing, the Rules (Standards) for Auditing Activities, as approved by the Committee on Auditing Activity attached to the President of the Russian Federation, and International Standards on Auditing where they do not contradict the above Rules.

4. The audit was planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit was performed on a selective basis and included an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements concerning the financial and business operations of the audited entity; an assessment of the accounting principles and methods, the rules used in the preparation of the financial statements, and significant estimates derived by the management of the audited entity; as well as the evaluation of the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion on the fairness of these financial statements and on compliance of accounting procedures with the legislation of the Russian Federation.

5. As disclosed in p.2.12 of the accompanying Explanatory note to the financial statements of OAO Rostelecom for the year ended
         31 December 2002, in 2002 OAO Rostelecom introduced changes to its accounting policy related to the recognition of settlements with the foreign telecommunication administrations for international telecommunication services provided and consumed in connection with the development by OAO Rostelecom of new method of accounting for such operations aimed to increase the accuracy of accounting for and reporting of such transactions. Effect of the consequences of the change in accounting policy on the periods prior to the reporting period could not be assessed with adequate level of reliability. Consequently, we are not able to express our opinion with respect to the prior years profits identified in the current year reflected as part of non-operating income, prior years losses identified in the current year reflected as part of non-operating expenses, and the corresponding tax effects related to the prior periods' operations.

6. In our opinion, except for the adjustments, which might be considered necessary could all effects of the change in accounting policy in respect of the prior periods be assessed, as discussed in the preceding paragraph, the accounting procedures at OAO Rostelecom insofar as they relate to the preparation of financial statements in 2002 complied with the requirements of Federal Law Concerning Accounting No. 129-FZ of November 21, 1996, and the aforementioned financial statements have been prepared in accordance with the said Law to ensure the fair reflection, in all material respects, of the financial position of OAO Rostelecom as of December 31, 2002 and its financial results for the period from January 1 through December 31, 2002.

7. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Russia. Accordingly, the accompanying financial statements are not designed for those who are not informed about accounting principles, procedures and practices in Russia.


   28 March 2003


   Balashov Vadim Alexandrovich
   Partner


   Golkova Tatiana Georgievna
   Auditor's qualification certificate No. 024831 (general audit), validity: prolonged on 31 January 2002 without limitation of duration



Appendix No. 3

                                     REPORT
         Of the Auditing Commission on the Results of a Verification of
                          Rostelecom's Annual Accounts;

                       On the results of a Verification of
                   Rostelecom's Financial Activity over 2002;

                     On the Results of a Verification of the
           Accounts for 2002; And on the Accuracy of the Data Contained
             in the Annual Report and Financial Statements for 2002

31 March 2003                                                         Moscow

Based on the Regulation on the Auditing Commission of OJSC Rostelecom, its Auditing Commission comprising:
o        Irina V. Prokofieva
o        Konstantiv V. Belyaev
o        Irina A. Smirnova
Conducted a review of the annual accounts for 2002.
The review was carried out from 17 to 21 March 2003 in the following areas: o Accuracy of the data contained in the reports and other financial documents for 2002; o Procedure for keeping accounts and presenting financial statements for 2002; o Procedure for recording in the accounts tax operations relating to international telecommunications services.
Over the accounting year the Auditing Commission performed four reviews (Rostelecom's General Directorate and its subsidiary TTsMS-15 in Khabarovsk). The following persons were co-opted onto the Commission to assist with these reviews: K. V. Frolov - leading specialist in the Department of Internal Audit and Economic Analysis at OJSC Svyazinvest, and Ye. A. Pavlova, leading specialist in the Department of Methodology at OJSC Svyazinvest.


General Information

Full official name: Open Joint Stock Company for Long-Distance and International Telecommunications Rostelecom.

Legal address and location: 5 Delegatskaya Ulitsa, Moscow, 127091, Russia. Postal address: 14 1st Ulitsa Tverskaya-Yamskaya, Moscow, 125047.

Company's state registration date: 23 September 1993.
Registration number: 021.833.
Those persons responsible for the Company's financial activity during the period under review were:
         Sergey I. Kuznetsov  - General Director
         Alexander A. Lutsky  - Chief Accountant
The Company's supreme management body is the Shareholders' general meeting, and between meetings it is the Board of Directors headed by its President. Rostelecom's executive body is its Management Board headed by the General Director.

This review established the following facts:
       In the course of the review it was determined that in conducting its financial activity the Company is guided by the provisions of the RF Civil Code, the Tax Code and other legislative acts.
       The accounts were prepared on the basis of the requirements of Federal Law (1) 129-FZ dated 21 November 1996 "Regulation on Accounting and Reporting" (as amended), Regulations on the keeping of accounting approved by Ministry of Finance Order No 34n dated 29 July 1998, , On the Approval of the Accounting Regulations on Accounting in an Organization" dated 06 July 1999 (PBU 4/99) and Order No 60of the Ministry of Finance. This audit review included verification on a sampling basis of confirmatory numerical data and the explanatory notes contained in the accounts.
       As indicated in item 2.12 of the appendix Explanatory Notes to Rostelecom's accounts for 2002, the Company has changed its accounting policy with regard to settlements with foreign administrators for provision and use of international telecommunications services. This was done because of Rostelecom's efforts to improve the accuracy in the presentation of facts concerning its activity in the accounts and in the Company. An assessment in money terms of the consequences of this change in accounting policy in relation to previous years was not made with sufficient accuracy. Because of this, we were not able to express an opinion in relation to profits and losses in previous years, which came to light during the accounting year, nor on the tax implications concerning business operations in previous periods.

       Apart from the above reservations, the Auditing Commission have not found any significant violations of accepted accounting and financial reporting principles, which could materially affect reliability of the financial statements
       Rostelecom's accounts make it possible to have full and objective information about the financial processes and results of its business such as is necessary for effective management and governance, and also for their use by investors, suppliers, buyers and creditors, and by the tax, finance and banking authorities and other interested organizations and parties.

Conclusion

       In the opinion of the members of the Auditing Commission, apart from the reservations already mentioned, the accounts were prepared so as to reflect the assets and liabilities of the Company at 31.12.2002 and its financial results for 2002, on the basis of the requirements of the regulatory acts of the Ministry of Finance (Orders No. 34i dated 29.07 98, No. 43i dated 6.07.99, and No. 60n dated 28.06.2000, all as amended).

Chairwoman of the Auditing Commission                       I. V. Prokofieva
Members of the Auditing Commission                          K. V. Belyaev
Secretary of the Auditing Commission                        I. A. Smirnova

Appendix No. 4

MAIN  INDICATORS  IN  ROSTELECOM'S  ANNUAL  ACCOUNTS

Main indicators on the balance sheet for 2002                      Table No. 17
.................................................................................
Indicator                            Entry        Start of           End of
                                     Code   Accounting period accounting period
.................................................................................
.................................................................................
1                                     2             3                 4
.................................................................................
.................................................................................
I. NON-OPERATING  ASSETS
Intangible assets                    110           23                21
.................................................................................
.................................................................................
Fixed assets                         120       19,550,604        17,143,830
.................................................................................
.................................................................................
Construction in progress             130        2,950,952         2,863,205
.................................................................................
.................................................................................
Profitable investments in tangible
assets                               135            -                 -
.................................................................................
.................................................................................
Long-term financial investments      140        1,053,469         2,517,331
.................................................................................
.................................................................................
Other non-operating assets           150            -              385,225
.................................................................................
.................................................................................
Total for Section I                  190       23,555,048        22,909,612
.................................................................................
.................................................................................

.................................................................................
.................................................................................
ASSETS                             Entry        Start of           End of
                                   Code   accounting period accounting period
.................................................................................
.................................................................................
1                                    2             3                 4
.................................................................................
.................................................................................
II. OPERATING  ASSETS
Inventory                            210        1,167,248          690,868
.................................................................................
.................................................................................
Value-added tax on acquired assets   220        2,337,482         1,988,908
.................................................................................
.................................................................................
Accounts receivable (payments
expected more than 12 months
after the reporting date)            230         834,879           533,896
.................................................................................
.................................................................................
Accounts receivable (payments
expected within 12 months of
the reporting date)                  240        6,415,733         9,274,870
.................................................................................
.................................................................................
Short-term financial investments     250        1,129,842         4,259,058
.................................................................................
.................................................................................
Monetary assets                      260        1,534,000         1,291,917
.................................................................................
.................................................................................
Other operating assets               270            -                 -
.................................................................................
.................................................................................
Total for Section II                 290       13,419,184        18,039,517
.................................................................................
.................................................................................
BALANCE (sum of entries 190 + 290)   300       36,974,232        40,949,129
.................................................................................
.................................................................................

.................................................................................
.................................................................................
LIABILITIES                         Entry        Start of           End of
                                    code   accounting period accounting period
.................................................................................
.................................................................................
1                                    2             3                 4
.................................................................................
.................................................................................
III. CAPITAL  AND  RESERVES
Charter capital                      410          2,429             2,429
.................................................................................
.................................................................................
Added capital                        420       12,495,346        12,496,708
.................................................................................
.................................................................................
Reserve capital                      430           364               364
.................................................................................
.................................................................................
Social facilities fund               440            -                 -
.................................................................................
.................................................................................
Retained earnings of the previous
years                                460        4,848,241         3,701,639
.................................................................................
.................................................................................
Uncovered losses form previous years 465        1,047,412             -
.................................................................................
.................................................................................
Undistributed profits form the
accounting year                      470            o             3,095,416
.................................................................................
.................................................................................
Uncovered losses from the
accounting year                      475            o                 -
.................................................................................
.................................................................................
Total for Section III                490       16,298,968        19,296,556
.................................................................................
.................................................................................
IV. LONG-TERM  OBLIGATIONS
Loans and credits                    510        1,542,528          847,687
.................................................................................
.................................................................................
Other long-term obligations          520        7,796,449         6,444,195
.................................................................................
.................................................................................
Total for Section IV                 590        9,338,977         7,291,882
.................................................................................
.................................................................................
V. SHORT-TERM OBLIGATIONS
Loans and credits                    610        5,319,106         3,667,780
.................................................................................
.................................................................................
Accounts payable                     620        5,586,754        10,303,024
.................................................................................
.................................................................................
Overdue income payments to
members/founders                     630         20,492            47,593
.................................................................................
.................................................................................
Future income                        640         409,935           342,294
.................................................................................
.................................................................................
Reserves against future expenditure  650            -                 -
.................................................................................
.................................................................................
Other short-term obligations         660            -                 -
.................................................................................
.................................................................................
Total for Section V                  690       11,336,287        14,360,691
.................................................................................
.................................................................................
BALANCE (sum of entries 490 +
590 + 690)                           700       36,974,232        40,949,129
.................................................................................

Main Indicators in the Profit and Loss Account for 2002
                                                                   Table No. 18
.................................................................................
Indicator                        Entry Code       Over the       Over the same
                                                 accounting     period last year
                                                   period
.................................................................................
.................................................................................
1                                     2              3                 4
.................................................................................
.................................................................................
I. Income from and expenditure
on normal business
Net earnings from sale of goods,
products, work, services (less VAT,  010         25,408,768        19,229,816
excise taxes and other mandatory payments)
.................................................................................
.................................................................................
Production costs of goods,
products, work and services          020         15,699,713        11,901,700
.................................................................................
.................................................................................
Gross profit                         029         9,709,055         7,328,116
.................................................................................
.................................................................................
Commercial expenditure               030           70,640           170,262
.................................................................................
.................................................................................
Managerial expenditure               040         1,918,286         1,545,675
.................................................................................
.................................................................................
Sales Profits (losses)
(entries 010 - 020 - 030 - 040)      050         7,720,129         5,612,179
.................................................................................
.................................................................................
II. Operating income and expenditure
Interest received                    060          239,673            92,679
.................................................................................
.................................................................................
Interest paid                        070          354,218           676,725
.................................................................................
.................................................................................
Income from participation in other
organizations                        080           88,408            82,824
.................................................................................
.................................................................................
Other operating income               090         11,497,186        4,346,343
.................................................................................
.................................................................................
Other operating expenditure          100         11,029,909        5,182,137
.................................................................................
.................................................................................
III. Income and expenditure
unrelated to sales
Income unrelated to sales            120         12,111,179        1,135,317
.................................................................................
.................................................................................
Expenditure unrelated to sales       130         14,986,103        1,304,857
.................................................................................
.................................................................................
Profits (losses) before tax (entries
 050 + 060 - 070 + 080 + 090 - 100   140         5,286,345         4,105,623
+ 120 - 130)
.................................................................................
.................................................................................
Profits tax and other similar
mandatory payments                   150         2,186,701         1,871,390
.................................................................................
.................................................................................
Profits (losses) from normal
business                             160         3,099,644         2,234,233
.................................................................................
.................................................................................
IV. Extraordinary income and expenditure
Extraordinary income                 170             -                 -
.................................................................................
.................................................................................
Extraordinary expenditure            180           4,228             1,340
.................................................................................
.................................................................................
Net profits (undistributed profits
(losses) for the accounting period)
(entries 160 + 170 - 180)            190         3,095,416         2,232,893
.................................................................................


General Director                                             S.I. Kuznetsov

Deputy General director -
Finance Director                                             V.I. Androsik

Chief accountant                                             A.A. Lutsky

                                                                Exhibit 2


                                  BALANCE SHEET



as of December 31, 2002

Organization: OJSC Rostelecom

Taxpayer Identification Number:

Type of Activity: Telecommunications

Organizational and legal form/ form of ownership:

Open joint-stock company

Unit of measure: Thousand rubles

------------------------ ---------- ----------------------- --------------------
ASSET                        Line code   At the beginning of   At the end of the
                                        the reporting period    reporting period
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
1                                 2               3                  4
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
                I. NON-CIRCULATING ASSETS
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Intangible assets (04, 05)      110              23                 21
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
patents, licenses,
trademarks (service marks),     111              23                 21
other similar rights and assets
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
formation expenses              112               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
goodwill                        113               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Fixed assets (01, 02, 03)       120      19,550,604         17,143,830
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
land plots and natural
resources                       121             116                137
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
buildings, plant and equipment  122      13,976,157         10,843,424
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Construction in progress
(07, 08, 16, 61)                130       2,950,952          2,863,205
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Profitable investments in
 tangible assets (03)           135               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
property for leasing            136               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
property provided under
lease contract                  137               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Long-term financial
investments (06, 82)            140       1,053,469          2,517,331
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
investments in subsidiaries     141          63,639            560,677
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
investments in dependent
companies                       142          22,578             30,582
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
investments in other
organizations                   143          26,964          1,340,838
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
loans to organizations payable
in more than 12 months          144         450,468              9,044
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other long-term financial
investments                     145         489,820            576,190
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other non-circulating
assets                          150               -            385,225
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section I             190      23,555,048         22,909,612
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
                 II. CIRCULATING ASSETS
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Inventories                     210       1,167,248            690,868
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
raw materials, consumables,
and other assets (10,           211         541,579            526,354
12, 13, 16)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
livestock in breeding and
feeding (11)                    212              44                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
work in progress costs
(distribution costs)            213           2,713             53,354
(20, 21, 23, 29, 30, 36, 44)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
finished products and goods for
resale (16, 40, 41)             214           6,549              6,450
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
shipped goods (45)              215           1,516                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
deferred expenses (31)          216         614,847            104,311
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other reserves and expenses     217               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Value-added tax on acquired
assets (19)                     220       2,337,482          1,988,908
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Accounts receivable
(payment expected more than 12  230         834,879            533,896
months after the reporting date)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
buyers and customers
(62, 76, 82)                    231         452,606            160,836
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bills of exchange receivable
(62)                            232               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed by subsidiaries
and dependent companies (78)    233               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
advances made (61)              234         382,273            373,060
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other debtors                   235               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Accounts receivable (payment
expected within 12 months       240       6,415,733          9,274,870
of the reporting date)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
buyers and customers
(62, 76, 82)                    241       5,359,187          7,454,699
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bills of exchange receivable
(62)                            242               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed by subsidiaries
and dependent companies (78)    243               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed by participants
(founders) in respect           244               -                  -
of contributions to charter capital (75)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
advances made (61)              245         457,350            564,398
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other debtors                   246         599,196          1,255,773
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Short-term financial
investments (56, 58, 82)        250       1,129,842          4,259,058
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
including:
loans to organizations payable  251          65,180            426,624
in less than 12 months
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
own shares redeemed from
shareholders                    252               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other short-term financial
investments                     253       1,064,662          3,832,434
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Monetary assets                 260       1,534,000          1,291,917
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
cash (50)                       261           1,563              1,626
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
settlement accounts (51)        262         723,759            700,732
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
foreign-currency accounts (52)  263         268,532            274,094
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other monetary assets
(55, 56, 57)                    264         540,146            315,465
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other circulation assets        270               -                  -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section II            290      13,419,184         18,039,517
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
BALANCE (sum of lines
190+290)                        300      36,974,232         40,949,129
------------------------ ---------- ----------------------- --------------------


------------------------ ---------- ----------------------- --------------------
LIABILITIES               Line code   At the beginning of     At the end of the
                                      the reporting period    reporting period
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
1                             2                3                      4
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
III. CAPITAL AND RESERVES
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Charter capital (85)        410               2,429                2,429
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Additional capital (87)     420          12,495,346           12,496,708
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Reserve capital (86)        430                 364                  364
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
statutory reserves          431                 364                  364
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
reserves formed in
accordance with foundation  432                   -                    -
documents
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Social fund (88)            440                   -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Special-purpose financing
and receipts (96)           450                   -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Retained earnings of
previous years (88)         460           4,848,241            3,701,639
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Uncovered losses of
previous years (88)         465          (1,047,412)                   -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Undistributed profit of
the reporting year (88)     470                   -            3,095,416
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Uncovered losses of the
 reporting year (88)        475                   -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section III       490          16,298,968           19,296,556
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
IV. LONG-TERM LIABILITIES
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Loans and credits (92, 95)  510           1,542,528              847,687
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bank credits repayable
more than 12 months after   511                   -                    -
the reporting date
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
loans repayable more than
12 months after the         512           1,542,528              847,687
reporting date
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other long-term liabilities 520           7,796,449            6,444,195
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section IV        590           9,338,977            7,291,882
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
V. SHORT-TERM LIABILITIES
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Loans and credits (90, 94)  610           5,319,106            3,667,780
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bank credits repayable
within 12 months of the     611             777,186               50,301
reporting date
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
loans repayable within 12
months of the reporting date 612          4,541,920            3,617,479
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Accounts payable            620           5,586,754           10,303,024
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
suppliers and contractors
 (60, 76)                   621             348,716            4,696,138
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
bills of exchange payable
(60)                        622                   -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed to subsidiaries
and dependent companies (78) 623                  -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed to employees
(70)                        624              49,395               54,609
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed to state
extrabudgetary fund (69)    625              28,995                9,976
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
amounts owed to the budget
(68)                        626             307,028              718,035
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
advances received (64)      627              60,726              319,298
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
other creditors             628           4,791,894            4,504,968
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Income payable to
participants (founders)(75) 630              20,492               47,593
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Deferred income (83)        640             409,935              342,294
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Provisions for expenses
(89)                        650                   -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other short-term liabilities 660                  -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
TOTAL for Section V         690          11,336,287           14,360,691
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
BALANCE (sum of lines
490 + 590 + 690)            700          36,974,232           40,949,129
------------------------ ---------- ----------------------- --------------------


                                    STATEMENT
                        OF ASSETS ON OFF-BALANCE ACCOUNTS

------------------------ ---------- ----------------------- --------------------
Item                      Line code   At the beginning of     At the end of the
                                      the reporting period    reporting period
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
1                           2                          3                    4
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Rented fixed assets (001) 910                     31,826                1,012
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
including leased assets   911                          -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Valuables in custody (002)920                      4,849                3,721
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Consigned goods (004)     930                        104                   43
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Bad debts written off
as losses (007)           940                      6,794                6,345
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Received security for
obligations and payments
 (008)                    950                    132,165              132,165
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Issued security for
obligations and payments
(009)                     960                  8,289,570              613,277
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Depreciation of housing
 (014)                    970                    224,192              221,803
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Depreciation of amenities
and similar facilities
(015)                     980                        590                  670
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Registered forms          990                         19                   21
------------------------ ---------- ----------------------- --------------------

                         STATEMENT OF PROFIT AND LOSSES



as of December 31, 2002

Organization: OJSC Rostelecom

Taxpayer Identification Number:

Type of Activity: Telecommunications

Organizational and legal form/ form of ownership:

Open joint-stock company

Unit of measure: Thousand rubles



------------------------ ---------- ----------------------- --------------------
Item                      Line code    For the reporting        For the same
                                             period             period of the
                                                                preceding year
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
1                               2                3                      4
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
       I. Income and expenses for usual activities
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Proceeds (net) from sale
of goods, products, work,     010         25,408,768           19,229,816
services (less the VAT,
excises, and similar obligatory
payment)
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Cost price of goods,
products, work, and service
sold                          020         15,699,713           11,901,700
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Gross profit                  029          9,709,055            7,328,116
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Trading costs                 030             70,640              170,262
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Management costs              040          1,918,286            1,545,675
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Profit (loss) from sales
(lines (010 - 020 - 030 - 040)) 050        7,720,129            5,612,179
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
            II. Operating income and expenses
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Interest receivable           060            239,673               92,679
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Interest payable              070            354,218              676,725
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Income from participation
in other organizations        080             88,408               82,824
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other operating income        090         11,497,186            4,346,343
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Other operating expenses      100         11,029,909            5,182,137
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
           III. Non-sales income and expenses
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Non-sales income              120         12,111,179            1,135,317
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Non-sales expenses            130         14,986,103            1,304,857
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Profit (loss) before tax
(lines (050+060-070+080+      140          5,286,345            4,105,623
090 - 100 + 120 - 130))
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Tax on profit and other
similar compulsory payments   150          2,186,701            1,871,390
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Profit (loss) from usual
activities                    160          3,099,644            2,234,233
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
          IV. Extraordinary income and expenses
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Extraordinary income          170                  -                    -
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Extraordinary expenses        180              4,228                1,340
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Net profit (undistributed
profit (loss) for the         190          3,095,416            2,232,893
reporting period)
(lines (160 + 170 - 180))
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Reference.                    201                  -             0.919524
Dividends accrued per Share:
preffered
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
ordinary                      202                  -             0.214496
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
Estimated dividends of the
following year accrued per    203                  -                    -
Share:
preffered
------------------------ ---------- ----------------------- --------------------
------------------------ ---------- ----------------------- --------------------
ordinary                      204                  -                    -
------------------------ ---------- ----------------------- --------------------


                       INDIVIDUAL INCOME AND EXPENSE ITEMS

------------------------------------------- ------------------------------------
Item                            Line          For the         For the same
                                code     reporting period        period
                                                           of the preceding year
------------------------------------------- ------------------------------------
------------------------ ------------------ ----------------- ------------------
                                           profit   loss     profit       Loss
------------------------ ------------------ ----------------- ------------------
------------------------ ------------------ ----------------- ------------------
1                                 2          3        4        5            6
------------------------ ------------------ ----------------- ------------------
------------------------ ------------------ ----------------- ------------------
Fines, penalties,  and charges   210    16,507    1,314    20,857       175,574
acknowledged   by   payer   or
payable    pursuant   to   the
decision of a court  (arbitral
tribunal)
------------------------ ------------------ ----------------- ------------------
------------------------ ------------------ ----------------- ------------------
Accumulated income (loss)        220  11,151,338  11,896,645  26,919    114,704
------------------------ ------------------ ----------------- ------------------
------------------------ ------------------ ----------------- ------------------
Compensation     for    losses   230      6,751     125       976         1,078
caused  by  nonperformance  or
undue      performance      of
obligations
------------------------ ------------------ ----------------- ------------------
------------------------ ------------------ ----------------- ------------------
Exchange-rate  differences  in   240  869,267  1,631,646  1,003,750     664,907
foreign-exchange operations
------------------------ ------------------ ----------------- ------------------
------------------------ ------------------ ----------------- ------------------
Reduction  of  cost  price  of   250     -        -            -            -
manufacturing   inventory   by
the   end  of  the   reporting
period
------------------------ ------------------ ----------------- ------------------
------------------------ ------------------ ----------------- ------------------
Write-off of  receivables  and   260  475         1,187     1,371        1,658
payables  upon  expiration  of
limitation period
------------------------ ------------------ ----------------- ------------------

                                                                Exhibit 3

                                                         APPROVED
                                           by the General Shareholders Meeting
                                               Minutes No.__ of __ June 2003







                                     CHARTER

                           of Open Joint Stock Company
            Long-Distance and International Communications Rostelecom



                            (restated version No. 6)

                  registered by the Moscow Registration Chamber

               on 23 September 1993, Registration No. 0 2 1. 8 3 3

                               OGRN 1027700198767



















                                     Moscow

                                      2003

         Open Joint-Stock Company Long-Distance and International Telecommunications "Rostelecom" (hereinafter - the "Company") is established in accordance with the Law of the Russian Federation No. 1531-I "On Privatization of State and Municipal Enterprises in the Russian Federation", dated July 3, 1991 as amended by the Law of the Russian Federation, dated June 5, 1992, and pursuant to the State Program for Privatization of State and Municipal Enterprises of the Russian Federation for the Year 1992 approved by Resolution No. 2980-1 of the Supreme Council of the Russian Federation, dated July 11, 1992.

         The founder of the Company is the State Committee of the Russian Federation for Management of State Property.

         The Company is the legal successor of the State Communications Enterprise "Rostelecom", and has thus acquired the rights and obligations arising from the participation in JSC Intertelecom, as well as the rights and obligations formerly held by the state enterprises incorporated into the State Enterprise "Rostelecom".

         Based on the decision adopted by the General Shareholders Meeting of OJSC "Rostelecom" on June 26, 1999, the Company was reorganized by way of accession to it of Open Joint Stock Company Moscow International and Long-Distance Telephone (OJSC MMT), registered by the Moscow Registration Chamber on September 22, 1993, Registration No. 6316.

         In accordance with the Transfer Certificate, dated June 17, 1999 and Accession Agreement No. 465, dated June 17, 1999, between the Company and OJSC MMT, approved by the General Shareholders Meeting of OJSC "Rostelecom" on June 26, 1999 and by the General Shareholders Meeting of OJSC MMT on June 29, 1999, the Company is a legal successor to all rights and obligations of the Open Joint Stock Company Moscow International and Long-Distance Telephone in respect of all debtors and creditors, including obligations in dispute.

         On August 28, 2000, the Moscow Registration Chamber registered the termination of OJSC MMT as a result of its accession to OJSC "Rostelecom".

         The legal status of the Company is determined by the Civil Code of the Russian Federation, the Law of the Russian Federation "On Joint Stock Companies", other laws of the Russian Federation, other legal acts of the Russian Federation adopted by appropriate state bodies within their competence, and by the present Charter.

         In the event that the applicable legal rules of laws and other legal acts of the Russian Federation are further amended or supplemented, this Charter will remain effective in all respects not contradicting the binding rules thereof.

         In respect of issues not covered by this Charter, the Company shall be guided by the applicable laws of the Russian Federation, as well as by other legal acts adopted by appropriate state bodies within their authority.

         The Company is established for an unlimited term.

                   Article 1. Name and Location of the Company

         1.1. The full (official) name of the Company is Ioeouoia aeoeiiaoiia iauanoai iaaeaoaioiaiie e iaaeaoiaoiaiie yeaeooe/aneie nayce "-Dinoaeaeii".

         The abbreviated official name of the Company is OAO "-Dinoaeaeii".

         1.2. The full (official) name of the Company in English is Open Joint Stock Company Long-Distance and International Telecommunications "Rostelecom".

         The abbreviated (official) name of the Company in English is OJSC "Rostelecom".

         1.3. The Company's location is: 5 Ulitsa Delegatskaya, Moscow, 127091, Russian Federation.

         At the above address is located the Management Board, the continuing collective executive body of the Company.

         The legal basis for the location of the Company's executive body at the above premises is provided in Agreement No. 89, dated August 31, 1993, which entitles the Company to possess the state federal property with the right to exclusive operational management.

         1.4 The Company has been assigned the following General State Registration Number ("OGRN"): 1027700198767.



                     Article 2. Legal Status of the Company

         2.1. The Company is a legal entity under the laws of the Russian Federation, it maintains a separate balance sheet, has round corporate seals showing its full (official) name in the Russian language and indicating its location, has settlement, foreign currency and other bank accounts, has stamps, letterheads bearing its official name, operates its own logotype, has duly registered trademarks and other means of visual identification.

         The Company is entitled to have an unlimited number of round seals intended, in particular, for use by the Headquarters office, separate and other subdivisions constituting the Company's structure, for certification of bills (invoices), financial and other documents. Apart from the information required by the applicable laws, the Company's seals may also bear a legend pointing to the special purpose thereof. The procedure for the manufacture and use of the Company's seals is established in the Regulations "On the Procedure for Manufacture and Use of the Seals and Stamps".

         2.2. The Company became a legal entity from the moment of its state registration on September 23, 1993.

         2.3. To attain its business goals, the Company enters into transactions on its own behalf, acquires property and non-property rights, undertakes obligations, may sue and be sued at court, arbitrage court and arbitration court.

         2.4. The Company owns property reflected on its separate balance sheet, including the property contributed to its charter capital by the founder in the course of the Company's foundation, as well as the property contributed to the Company as payment for its shares.

         2.5. The Company is liable for its obligations with all its property and property rights, which may be recovered under the applicable laws of the Russian Federation. The shareholders is liable for the Company's obligations in amount of their contributions to the Company's property as payment for its shares (their holdings of shares) unless the applicable laws of the Russian Federation and this Charter provide for otherwise. Shareholders who have not paid for their shares in full shall bear joint and several liability for the Company's obligations, to the extent that they have not paid for the shares they hold.

         2.6. The Company is not liable for obligations of the state and of its shareholders, and the state is not liable for obligations of the Company.

         2.7. The Company has the right to establish, both in the territory of the Russian Federation and abroad, branches and representative offices, as well as subsidiaries and dependent companies, and the Company may have participation interest in the charter capitals thereof up to 100%.

         2.8. The Company is entitled to organize business companies and partnerships jointly with Russian and (or) foreign individuals and (or) legal entities.

         The Company is entitled to found or have interest in any legal entities in which joint stock companies are entitled to participate in compliance with the applicable laws of the Russian Federation.

         2.9. Branches are separate subdivisions of the Company located in places other than the Company's location and performing a part of the Company's functions, including the functions of a representative office. Representative offices are separate subdivisions of the Company located outside the Company's location and representing and protecting the Company's interests. Decisions on the foundation and liquidation of branches (opening and closing of representative offices) are adopted by the Board of Directors of the Company.

         2.10. The Company allocates to the branches the fixed and current assets required to perform their designated functions of the Company. The property provided by the Company to the branches, as well as the property acquired by the branches themselves, is in the Company's ownership and reflected on its balance sheet. Being an integral part of the Company, the branches use and dispose of the aforesaid property within the scope of their rights and authorities provided for by this Charter, internal documents of the Company, the Regulations on a Branch, and General Powers of Attorney issued by the Company to directors of branches.

         2.11. Branches and representative offices are not legal entities and participate in the Company's business on behalf of the Company, on the basis of individual Regulations of the Branch, approved by the General Director.

         2.12. The Company is liable for obligations arising in the process of the branches' participation in business on behalf of the Company.

         2.13. Subsidiaries and dependent companies are separate legal entities, which are not liable for the Company's obligations, and the Company is not liable for the obligations of its subsidiaries unless the applicable laws of the Russian Federation provide otherwise.

         2.14. The Company independently devises plans of production, business and other activities, as well as programs for the social development of its employees. The Company's plans are generally based on contracts made with consumers of products and services, and with suppliers of material, technical and other resources, as well as on decisions of the Company's Executive Bodies and Board of Directors adopted within their authority established by this Charter.

         2.15. The sale of products, performance of work and provision of services is regulated by prices and rates established by the Company at its own discretion, unless otherwise provided by the applicable laws.

         2.16. The Company is authorized to join, at its own discretion, the unions, associations, inter-industry, regional and other affiliations, on terms complying with the applicable antimonopoly laws of the Russian Federation and through the procedures stipulated by the laws and other legal acts of the Russian Federation.

         2.17. The Company is authorized to employ Russian and foreign specialists and independently decide on the form, system, amount and type of their remuneration.

         The Company is entitled to reimburse the Company's officers for damages incurred by them in the course of performance of their assigned responsibilities and/or the Company's representative functions, arising out of claims, suits and demands raised against the Company's officers, and as a result of imposition of sanctions of a material nature, by third persons, including sanctions imposed by state and municipal authorities.

         The Company is entitled to make insurance agreements releasing the Company's officers of the liability for damages, which the Company's officers may cause to third persons during performance of their assigned functions and/or the Company's representative functions.

         2.18. The Company is entitled to perform other activities not prohibited by the law.

         2.19. To comply with the state, social, economic and tax policy of the state, the Company undertakes to arrange for the safekeeping of documents (managerial, financial, business, staff-related, and others), to transfer, for the safekeeping by the state, documents of historic and scientific value, and to provide for safekeeping and use, through an established procedure, of staff-related documents and personal information of the Company's employees.



            Article 3. Goals and Scope of the Business of the Company

         3.1. The primary goal of the Company is satisfying the demand of the population, the business community, bodies of state government, other public agencies of the Russian Federation and other consumers of communication services, for services of long-distance and international communications, radio and television broadcast and data transmission, and obtaining of the profit.

         3.2. The Company provides services of long-distance and international communications in compliance with its licenses, arranges for, on a contractual basis, the transfer of information through backbone and interzonal networks, leases (by means of rendering services) communication lines, line links, group and network paths, voice frequency channels, lines and means of sound and visual broadcast and data transmission channels, and carries out marketing activities and sales of services.

         3.3. The Company operates, acquires, rents, and performs design and research works, functions as a tenant builder, reconstructs and builds new communication lines, data transmission networks and switching equipment, television, radio communications and radio broadcast systems and other objects of communications in the territory of the Russian Federation and abroad to satisfy consumer demands for various services of long-distance and international communications, television, and radio broadcasts.

         The Company, for its own incentives, performs design, prospecting and construction works in connection with construction and restoration of housing, social and warehouse buildings, transport communications and other infrastructure objects.

         3.4. The Company arranges for transportation of goods and passengers to maintain operation of its existing and newly constructed communication facilities (transportation within suburbs and the cities, territories (krai, oblast) and republics within the borders of the Russian Federation).

         3.5. As an entity with full legal capacity, the Company has civil rights and performs obligations necessary to conduct all types of activities, which are not prohibited by the applicable laws of the Russian Federation.

         3.6. In cases provided for by the applicable laws of the Russian Federation, the Company performs certain activities on the basis of licenses obtained through the established procedure.

         3.7. The Company assures that all consumers have equal access to its proprietary communication lines and facilities, and provides priority access thereto to defense, government, security and law enforcement bodies, including access in emergency cases.

         3.8. The Company performs foreign economic activities in accordance with the applicable laws of the Russian Federation.

         3.9. The Company ensures the protection of state secrets, communication secrets and other secrets protected by applicable laws of the Russian Federation on state secrets.



       Article 4. Branches and Representative Offices of the Company

         4.1. The Company has various branches and representative offices listed in the Attachment, which is an integral part hereto.

         4.2. The opening of other branches and other representative offices of the Company, as well as the liquidation of branches and closing of representative offices, is effected upon a decision of the Board of Directors of the Company, adopted by a simple majority of votes of the directors present at the Board of Directors' meeting, or by absentee voting.

         The opening of other branches and representative offices of the Company, as well as the liquidation of branches and closing of representative offices, shall not be deemed as the Company's reorganization.

         4.3. Introduction of amendments and additions to the Company's Charter in connection with the opening of branches and representative offices of the Company and the liquidation of branches and closing of representative offices is effected upon the decision of the Board of Directors, adopted by a simple majority of votes of the directors present at the Board of Directors' meeting, or by absentee voting.

         4.4. After a decision on the foundation (liquidation) of a branch or a representative office is adopted by the Board of Directors of the Company, the General Director approves (declares ineffective) the Regulations on the relevant branch (representative office), in accordance with the Model Regulations on the Company's Branch (Representative Office) as approved by the Board of Directors of the Company. Amendments and additions to the Regulations on Branches (Representative Offices) shall be made pursuant to the order of the General Director, also in accordance with the Model Regulations on the Company's Branch (Representative Office), as approved by the Board of Directors of the Company. Regulations on Branches (Representative Offices) as approved by the General Director and amendments and additions thereto are subject to subsequent approval by the Board of Directors of the Company.

         4.5. The director of each Branch and the head of a representative office (hereinafter, "Branch Director") is appointed by the General Director and acts on the basis of a General Power of Attorney, which is issued to him/her and which defines the limits of his/her authority, as well as on the basis of other powers of attorney issued to the Branch Director for the performance of functions not provided for under the General Power of Attorney. The director of a branch is a deputy of the General Director of the Company, in the event that it is expressly provided for in the Regulations on this particular branch. The General Director shall enter into (terminate or amend) the employment contract with the director appointed (dismissed) of the branch (representative office).

         4.6. The director of a branch acts on behalf of the Company within the scope of authority granted to him/her by the General Power of Attorney and the Regulations on the Branch. In the event that a director of a branch causes damages to the Company, he/she is liable to reimburse the Company for the full amount of damages, in accordance with Clause 3 of Article 53 of the Russian Federation Civil Code.

         4.7. A branch conducts business on behalf of the Company, in the territory constituting the branch operation area (hereinafter "Operation Area of the Branch") set by the Company. The Operation Area of the Branch may cover territories of several constituent entities of the Russian Federation. In the Operation Area of the Branch, the Company opens subdivisions included in the branch structure and subject to its administrative control.

         4.8. A branch is financed solely from the Company's funds.

         4.9. The operation of a Branch is financed on the basis of the budgets approved by the Company for the relevant period.

         4.10. In order to finance a Branch, the Company may open and close bank accounts, if necessary, for different types of financing, at the location of the Branch, including the subdivisions that comprise the structure of, and administratively report to, the Branch, arrange for a cash office and provide the Branch Director with the authority to dispose of the funds available on these accounts and in the cash office.

         4.11. To facilitate settlements with the buyers (consumers) of goods (works, services), the Company may open and close, at the location of the Branch, including the subdivisions comprising the structure of, and administratively reporting to, the Branch, bank accounts and arrange cash offices for settlements in cash. A Branch Director is not authorized to dispose of funds held in such accounts and in such cash offices.

         4.12. A branch is not an independent tax payer, nor does it have the right to sell goods (works, services) independently. A branch shall perform the Company's obligations to pay taxes and duties in accordance with applicable tax laws and the Procedure for Settlement with the Budget and Non-Budget Funds of OJSC "Rostelecom" approved as part of the Accounting Policy of the Company.



            Article 5. Charter Capital. Placed and Authorized Shares

         5.1. The Charter Capital of the Company has an amount of 2,428,819.4725 (two million four hundred twenty eight thousand eight hundred nineteen and four thousand seven hundred twenty five ten-thousandths) Rubles and is defined as a total of the nominal values of the placed shares.

         Following the Company's registration, holding of the cheque and cash auctions, cancellation of shares bought-out from shareholders in the process of the reorganization, and placement of the shares following its reorganization, the Company has the following placed shares:

         728,696,320 (seven hundred twenty eight million six hundred ninety six thousand three hundred twenty) ordinary shares;

         242,831,469 (two hundred forty two million eight hundred thirty one thousand four hundred sixty nine) preferred shares (Class A).

         5.2. The nominal value of a share of either category is 0.0025 (twenty five ten-thousandths) Rubles each.

         All shares of the Company are registered shares in non-documentary form.

         Preferred shares are issued within 25 (twenty five) percent of the amount of the Charter Capital specified in Clause 5.1. hereof.

         In accordance with this Charter, the nominal value of the placed preferred shares of all types may not be established in an amount exceeding 25 (twenty five) percent of the Charter Capital of the Company.

         5.3. The Charter Capital shall determine the minimum amount of the Company's property securing interests of the creditors of the Company.

         5.4. The Company has 905,330,221 (nine hundred five million, three hundred thirty thousand two hundred twenty one) units of authorized ordinary shares with a nominal value of 0.0025 (twenty five ten-thousandths) Rubles each, which the Company is entitled to place in addition to the placed ordinary shares, through the procedure established in this Charter, and which, upon placement, shall provide to the owners thereof the same rights as those provided by the ordinary shares.

         5.5. The Company has 531 (five hundred thirty one) units of authorized preferred shares of Type A with a nominal value of 0.0025 (twenty five ten-thousandths) Rubles each, which the Company is entitled to place in addition to the placed preferred shares through the procedure established in this Charter, and which, upon the placement, shall provide to the owners thereof the same rights as those provided by the preferred shares of Type A.



                   Article 6. Increase of the Charter Capital

         6.1. The Company's Charter Capital may be increased through the procedure stipulated by the applicable laws of the Russian Federation and by this Charter, as follows:

                6.1.1. by increasing the nominal value of shares;

                6.1.2. by placing additional shares.

         6.2. The Charter Capital may be increased without payment by the shareholders for the shares in cash of in other form, within the limits of the value of the Company's net assets, by revaluing the fixed assets or by applying one of the procedures for increasing the Company's property stipulated in Clause
6.1. hereof.

         6.3. A decision to increase the Company's Charter Capital by increasing the nominal value of shares is adopted at the General Shareholders Meeting of the Company solely upon a proposal made by the Board of Directors of the Company.

         6.4. Any decision to increase the Charter Capital by placing additional shares shall be adopted by unanimous vote of all members of the Board of Directors; votes of retired members of the Board of Directors shall not be counted in the voting.

         At that voting, the Board of Directors establishes:

- the number of the authorized ordinary shares scheduled for placement (in case of issuance of ordinary shares);

- the number of authorized preferred shares of a definite class scheduled for placement (in case of issuance of preferred shares);

- the date of commencement of the placement of shares, which may not be set as a date earlier than 45 (forty five) days following the moment of adopting such decision by the Board of Directors, where shares are to be placed through open subscription, as well as the ending date of the period for placement of the shares, which may not be established later than six months following the moment of commencement of the shares placement;

- the placement price in the event that the Company intends to place voting shares and securities convertible into voting shares through a open subscription with the payment in monetary form, or a method for determination of such price;

- the placement price or a procedure to determine the price of additional shares to be placed among the shareholders enjoying a preemptive right to acquire the shares placed by the Company;

-        the procedure for placing shares through a open or closed subscription;

-        the term and procedure for payment of the placed shares;

-        the form of payment for shares;

- other terms of placement of the shares not contradicting the applicable laws of the Russian Federation, other legal acts, or this Charter.

         In the event that the Board of Directors fails to arrive at a unanimous decision on an issue specified in this Clause, the Board of Directors may decide to refer the issue of increasing the Charter Capital by placing additional shares upon decision of the General Shareholders Meeting.

         6.5. An increase of the charter capital of the Company through placement of additional shares by way of the closed subscription, as well as an increase of the charter capital of the Company through the placement of additional shares by way of open subscription, in the event that the amount of shares additionally placed by way of an open subscription exceeds twenty-five
(25) percent of the shares previously placed by the Company, shall be made upon decision of the General Shareholders Meeting of the Company, approved by a three-quarters' majority vote of the shareholders holding the Company's voting shares and participating in the meeting.

         An increase of the charter capital of the Company through placement of additional shares by way of open subscription shall be made upon a decision of the Board of Directors of the Company unanimously approved by all the members of the Board of Directors without regard for the retired members of the Board of Directors in the event that the amount of the additionally placed shares is twenty-five (25) or less percent of the shares previously placed by the Company.

         An increase of the charter capital of the Company through placement of additional shares at the cost of the Company's property shall be made upon a decision of the Board of Directors of the Company, approved unanimously by all the members of the Board of Directors of the Company, without regard for the votes of the retired members of the Board of Directors.

         6.6. The amount of authorized shares scheduled for placement in the event that the charter capital is increased by placing additional shares shall not exceed the amount stipulated in Clauses 5.4 and 5.5. hereof.

         6.7. Following the expiration of the period for placement of the shares established in accordance with Article 6 hereof, or following the placement of the last of the additional shares scheduled for placement, the Board of Directors shall, within twenty days, approve the results of the placement of additional shares. Such approval shall be made by a majority of votes of the members of the Board of Directors participating in the meeting.



                   Article 7. Decrease of the Charter Capital

         7.1. The Company's charter capital may be decreased through the procedure stipulated by the applicable laws of the Russian Federation and by this Charter, as follows:

               7.1.1. by decreasing the nominal value of the placed shares of the Company;

               7.1.2. by canceling the shares bought-out by the Company upon the decision of the Board of Directors and not sold by the Company within one year from the date of their buy-out by the Company;

               7.1.3. by acquiring a part of the shares to reduce their total number upon a decision of the General Shareholders Meeting;

               7.1.4. by canceling the shares bought-out by the Company through a procedure stipulated in this Charter.

         7.2. The decision to decrease the charter capital through any of the aforementioned procedures shall be adopted at the General Shareholders Meeting by a majority of votes of the shareholders holding voting shares and participating in the General Shareholders Meeting.

         7.3. In the event that the Company's balance sheet reflects shares acquired upon the decision of the Board of Directors or bought-out through the procedure provided for herein, shares (other than the shares bought-out during the Company's reorganization), the General Shareholders Meeting is entitled to decide to reduce the charter capital by redemption of all or part of such shares. In the event that the aforementioned shares are maintained on the Company's balance sheet longer than one year, the Board of Directors has to include the issue of reducing the charter capital by redemption of all such shares to the agenda of the nearest annual or extraordinary General Shareholders Meeting.

         7.4. Not later than 30 (thirty) days following the date of the General Shareholders Meeting decision to reduce the charter capital through the procedure stipulated herein, the General Director determines all creditors of the Company and notifies them on the said decision by sending registered letters.

         Herewith, the creditors, not later than 30 (thirty) days from the date of sending a notice on the charter capital decrease, may request from the Company to discharge or prematurely fulfill its obligations and reimburse them for the losses incurred.

         7.5. The Company shall not be entitled to decrease its charter capital if, as a result of such decrease, the amount of the charter capital becomes less than a thousand minimum monthly wage, established by the federal law as of the date of the appropriate amendments to this Charter submitted for the state registration, and in the event that the Company must decrease its Charter Capital subject to the requirements of the applicable laws - as of the date of the state registration of the Company.



                 Article 8. Placement and Payment of the Shares

         8.1. The Company is entitled to place its shares, and other securities that are convertible into shares through both open and closed subscriptions, except in cases when the applicable laws of the Russian Federation permit the placement of shares only through open subscription.

         The procedure and term of the shares' placement through open or closed subscription shall be determined by the Board of Directors or the General Shareholders Meeting of the Company, as stipulated in Clause 6.4. and Clause
6.5. hereof.

         8.2. When increasing the charter capital by placing additional shares, the placed shares should be paid for at a market value, which shall be established by the Board of Directors together with the considering on the charter capital increase, through the procedure and by methods stipulated by the applicable laws of the Russian Federation. Herewith, the market value of the shares being placed may not be established lower than their nominal value.

         The Company shall place shares at equal price which shall be applicable to all buyers of the shares during the whole term of placement.

         8.3. When additional shares are placed, the Company and any buyer of shares execute a civil law agreement on the purchase of shares. Pursuant to such agreement, the placed shares shall be paid for within the term specified pursuant to the decision on their placement, but not later than one year following the moment of placement thereof. The shares payable in monetary form shall be paid for at the moment of acquisition thereof in accordance with the decision on placement of such shares. The shares which are not paid in monetary form, are to be paid in full at their acquisition unless the decision on placement of additional shares provides for otherwise.

         8.4. The shares being placed may be paid for in money, securities, other property or property rights, or other rights evaluated in monies.

         Herewith, the shares being placed may not be paid by offsetting the buyer's claims to the Company, nor may such shares be paid with other securities of the Company.

         The form of payment for the additional shares is to be determined by the decision on the placement of such shares.

         In the event that additional shares are placed through open subscription, payment for the shares shall be effected only in monetary form unless the decision on the placement of additional shares provides otherwise.

         8.5. Where the shares are to be paid for in non-monetary form, the monetary value of the property contributed as payment for the shares shall be determined by a majority of votes of the members of the Board of Directors taking part in the meeting or in the absentee vote. Herewith, the market value of the property contributed as payment for the shares shall be determined through a procedure established by the applicable laws.

         8.6. The Auditing Commission of the Company shall select and retain an independent evaluator whose participation in assessing the market value of the contributed property is a mandatory requirement of the applicable laws of the Russian Federation for the payment of shares with non-monetary means.



   Article 9. Rights and Obligations of Shareholders Holding Ordinary Shares

         9.1. Each ordinary share of the Company shall provide to its holder an equal scope of rights.

         9.2. Each holder of ordinary shares of the Company shall be entitled:

               9.2.1. to sell and otherwise dispose of the shares held at any time without a prior agreement other shareholders or approval from the bodies of the Company;

               9.2.2. to participate in a General Shareholders Meeting with the right to vote on all issues within its competence. In the event that the shareholder has acquired the ownership of the shares after the approval by the Board of Directors of the list of shareholders entitled to participate in the General Shareholders Meeting, the shareholder shall be entitled to participate in the meeting only on the basis of a power of attorney issued by the former holder of the shares;

               9.2.3. to receive dividends if such are declared and paid out through the procedure stipulated by this Charter;

               9.2.4. to receive a part of the property or the value of a part of the Company's property remaining during the Company's liquidation, after the settlements with creditors, in proportion to the shares held by the shareholder, through the procedure and in the order stipulated by the applicable laws of the Russian Federation and this Charter;

               9.2.5. to receive from the Company's registrar extracts form the shareholders register certified with the registrar's seal, to receive information on its personal account as well as other information provided for by the legal acts of the Russian Federation, in the form, on the conditions, through the procedure and within the term established in the Regulations on Maintaining the Shareholders' Register approved by the Company's registrar within its authority;

               9.2.6. to obtain information contained in this Charter, the Certificate of State Registration of the Company and other Company documents other than documents containing state or commercial secrets;

               9.2.7. in cases provided for by the applicable laws of the Russian Federation, to defend, through legal procedures, its infringed civil rights and demand recovery for damages suffered from the Company;

               9.2.8. to require from the Company a buy-out of all or a part of the holder's shares, in cases and through the procedure stipulated by the applicable laws of the Russian Federation;

               9.2.9. to sell shares to the Company in the event that the Company decides to buy-out such shares;

               9.2.10. to require from the Company an extract from the list of persons entitled to participate in the general meeting of the shareholders, containing information on the shareholder.

         A shareholder has to pay for the services related to the provision of the required documents in accordance with the price list approved by the Management Board of the Company. Herewith, the prices for such services shall not exceed the cost of making copies of the documents and sending the documents by mail.

         9.3. A shareholder or a group of shareholders holding, in aggregate, not less than 2 (two) percent of the ordinary shares of the total number of the placed voting ordinary shares of the Company, as of the date of proposing issues to the agenda, are entitled to introduce issues into the agenda for the annual shareholders meeting, as well as to propose candidates to the Board of Directors, the Auditing Commission and the Counting Commission of the Company for the election, at the annual or extraordinary General Shareholders Meeting, through the procedure, on conditions and within the term established by this Charter.

         9.4. A shareholder or a group of shareholders holding, in aggregate, not less than 10 (ten) percent of the ordinary shares of the total number of the placed voting ordinary shares of the Company, is entitled:

- to require the convening of and, in cases stipulated by the applicable laws of the Russian Federation, to convene an extraordinary General Shareholders Meeting of the Company;

- to require the revision (audit) of the financial and business activities of the Company.

         9.5. Each holder of the ordinary shares of the Company is obliged to:

- pay for the purchased Company's placed shares through the procedure, in the amount, form and within the term established by this Charter and the decision on the placement of such securities;

- not disclose confidential information relating to the Company's activities;

- fulfill other obligations provided for in this Charter, internal documents of the Company, as well as to comply with the decisions of the General Shareholders Meeting and of the Board of Directors adopted within their authority.

         9.6. In the event of placement by the Company of additional shares and the issuance of securities that are convertible into shares, which are placed through open subscription, the Company's shareholders shall have the preemptive rights to acquire such shares to the extent proportional to their shareholdings of the respective category (type), which shall be exercised in accordance with the procedure established under federal law.

         9.7 The Company's shareholders shall have the right of access to the documents provided for under Section 35.1 of this Charter in the manner determined under Article 91 of the Federal Law "On Joint Stock Companies" and
Article 35 of this Charter.



  Article 10. Rights and Obligations of Holders of Preferred Shares of Class A

         10.1. Each preferred share of Class A shall provide to its holder an equal scope of rights.

         10.2. The holders of preferred shares of the Company shall not be entitled to vote at a General Shareholders Meeting unless the applicable laws of the Russian Federation and this Charter provide for otherwise.

         10.3. The holders of preferred shares of Class A shall be entitled to receive a fixed annual dividend, unless this Charter stipulates otherwise. The total amount payable as a dividend on each preferred share of Class A is established as 10 (ten) percent of the Company's net profits upon results of the last financial year, divided by the number of shares constituting 25 (twenty five) percent of the charter capital of the Company. Herewith, if the amount of dividends payable by the Company on each ordinary share in a given year exceeds the amount payable as dividend on each preferred share of Class A, the amount of the latter dividend has to be increased up to the amount of the dividend payable on ordinary shares.

         10.4. Each holder of a preferred share of Class A shall be entitled:


              10.4.1. to sell and otherwise dispose of the shares held at any time without a prior agreement with the other shareholders or approval from the bodies of the Company;


              10.4.2. to participate in a General Shareholders Meeting with the right to vote on issues relating to reorganization and liquidation of the Company;


              10.4.3. the holders of preferred shares of Class A are entitled to vote at the meetings of shareholders in cases when the adoption of amendments or additions to this Charter shall involve restriction of rights of the holders of preferred shares, including establishment or increase of the amount of the dividend and (or) establishment or increase of the liquidation quota payable on preferred shares of the previous order of priority, or in the case of providing to the holders of preferred shares of other types of privileges in respect of the order of priority for paying the dividend and (or) liquidation value of the shares.

         The holders of preferred shares of Class A, the amount of dividend on which is established in this Charter, shall be entitled to participate in a General Shareholders Meeting with the right to vote on all issues on the meeting's agenda, starting from the meeting following an annual General Shareholders Meeting, which has decided not to pay out the dividends or has decided to pay out only a part of the dividends on preferred shares of Class A. The right of holders of preferred shares of Class A to participate in a General Shareholders Meeting shall be terminated as of the moment the dividends on such shares are paid in full;


                10.4.4. in the event of the Company's liquidation, to receive a part of the property or the value of a part of the property remaining after settlements with the Company's creditors. Herewith, the property remaining after the creditors' claims have been satisfied, shall be used to effectuate payments through the following procedure:

- available unpaid dividends on preferred shares of Class A shall be paid out;

- holders of preferred shares of Class A shall be paid the nominal value of the shares they hold;

- the remaining property shall be distributed among the holders of preferred shares of Class A and of ordinary shares in proportion to their shareholdings in the total number of the shares placed by the Company, adjusted for the value of the preferred shares of Class A (liquidation value of preferred shares of Class A) paid out earlier;


                10.4.5. to receive from the Company's Registrar extracts from the shareholders register and other information through the procedure stipulated for the holders of ordinary shares of the Company in Clause 9.2.5. hereof;


                10.4.6. to receive information contained in the Company's documents listed in Clause 9.2.6. hereof, through the procedure stipulated by this Charter for the holders of ordinary shares of the Company;


                10.4.7. to exercise rights specified in Clauses 9.2.1., 9.2.7., 9.2.8., 9.2.9. hereof, in accordance with the applicable laws and this Charter.

         10.5. Each holder of preferred shares of Class A is obliged:

- not to disclose confidential information relating to the Company's activities;

- to perform other obligations stipulated by this Charter, internal regulations of the Company and comply with the decisions of the General Shareholders Meetings and the Board of Directors, adopted within their authority.



                   Article 11. Distribution of Profits; Funds

         11.1. Company Profits shall be subject to taxation through the procedure stipulated by the applicable laws of the Russian Federation. The remaining profits of the Company, after payment of taxes and other compulsory payments payable to the budget, shall be at the sole disposal of the Company and shall be used by the Company at its own discretion.

         11.2. The Company establishes a reserve fund, allocating 5 (five) percent of the Company's net profits every year until the reserve fund constitutes 15 (fifteen) percent of the charter capital of the Company.

         The reserve fund shall be used to cover the Company's losses as well as to buy-out the Company's shares in case other funds are unavailable in such events and through such procedures as stipulated in this Charter.

         The reserve fund may not be used for other purposes.

         11.3 In order to secure the Company's obligations and assure its production-related and social development, at the cost of the Company's profits and other revenues, the General Shareholders Meeting may, by deciding on the issue specified in Section 14.2.9 of this Charter, decide to establish other funds.



                      Article 12. Dividends of the Company

         12.1. Once a year, the Company is entitled to make a decision on (declare) the payment of dividends of placed shares. Herewith, the Company shall not guarantee the payment of dividends on the ordinary shares unless the General Shareholders Meeting adopts an appropriate decision.

         A decision on paying the annual dividends, the amount and form of the dividend payable on the shares of each category (class) shall be adopted by the General Shareholders Meeting upon approval of the distributed profit.

         12.2. Dividends on the preferred shares shall be paid out in an amount established in Clause 10.3. hereof.

         12.3. Dividends shall be paid out of the Company's net profits based on the financial year results as specified in the annual profit and loss statement of the Company. Dividends on Class A preferred shares may be paid out of the funds specially designated for the purpose; the amount of such funds shall be determined so that the amount of dividends paid out of such funds not be lower than what is specified in Section 10.3 of this Charter.

         12.4. To exercise the payment of dividends, the Company's Board of Directors shall draw up the list of persons entitled to receive the annual dividends. Such list shall include shareholders and nominee holders registered with the Register of Shareholders of the Company as of the date of the drawing up of the list of persons entitled to participate in the annual General Shareholders Meeting.

         12.5. The term for paying out the annual dividends (including the payment commencement date) shall be determined by the decision adopted by the General Shareholders Meeting in respect of the payment of the annual dividends. The annual dividends shall be paid within the financial year during which the decision on payment of the annual dividends was made.

          Herewith, the payment of dividends on the preferred shares shall commence not later than 60 (sixty) days following the date of the decision adopted at the Shareholders Meeting in respect of payment of the dividends and, additionally, on the date of commencing the payment of the dividends on the ordinary shares, if, in compliance with Clause 10.3. hereof, the amount of the dividend payable on the preferred shares must be increased to the amount of the dividend payable on ordinary shares.

         12.6. When adopting a decision on (declaring) the payment of dividends, the Company is guided by limitations on the payment (declaration) of dividends, established by the applicable laws of the Russian Federation.

         12.7. The Company shall pay out dividends in monetary form, with the exception of the case when the General Shareholders Meeting may decide, in respect of the annual dividend on the ordinary shares, to pay out dividends in another form. Dividends on the preferred shares of Class A shall be paid out only in monetary form.



       Article 13. Register of Shareholders. Registrar of the Company

         13.1. The Company shall provide for maintaining a register of the Company's shareholders in accordance with the requirements of the legal acts of the Russian Federation.

         13.2. The shareholders register for the Company is held by a professional participant of the securities market (Registrar), who maintains registers of shareholders as an exclusive activity and holds a license to perform such duties.

         The maintaining of the register complies with the Regulations on Maintaining the Shareholders Register, approved by the Registrar of the Company.

         13.3. A person registered in the shareholders register shall notify the Registrar of any changes in a timely manner. In the event that such person fails to notify the Registrar of the changes, the Company and the Registrar will not be responsible for the damages arising in connection therewith.

         13.4. In cases stipulated by the law of the Russian Federation, the Company's Registrar shall perform functions of the Counting Commission of the Company.

         The Registrar ascertains powers of and registers persons intending to participate in the General Shareholders Meeting of the Company, determines quorum of the General Shareholders Meeting, provides for the settlement of questions relating to the exercise by shareholders (their representatives) of the right to vote at the General Shareholders Meeting, explains the procedure for voting on the items included into the meeting agenda, counts votes and summarizes the balance of votes, draws up the protocol on voting results, and transfers the proxy cardsto the archive.

         While performing functions of the Counting Commission, the Registrar complies with the requirements contained in the internal documents of the Company.



           Article 14. Competence of the General Shareholders Meeting

         14.1. The General Shareholders Meeting is the chief governing body of the Company.

         14.2. The competence of the General Shareholders Meeting includes the following matters, which may not be transferred for consideration of the Board of Directors, General Director or the Management Board:


                14.2.1. introduction of amendments and additions to this Charter with the exception of cases stipulated in Clause 4.3. hereof, or approval of a restated version of the Charter of the Company, which is adopted by not less than three quarters of the votes of shareholders holding voting shares of the Company and participating in the meeting, with the exception of cases stipulated in Clause 31.3. hereof;


                14.2.2. the Company's reorganization, the decision on which shall be adopted by not less than three quarters of the votes of shareholders holding voting shares of the Company and participating in the meeting;


                14.2.3. the Company's liquidation, appointment of the Liquidation Commission, approval of the interim and final liquidation balance sheets, the decisions on which shall be adopted by not less than three quarters of the votes of shareholders holding voting shares of the Company and participating in the meeting;


                14.2.4. election of members to the Board of Directors, the decision on which is adopted by cumulative voting. Premature termination of powers of the members of the Board of Directors, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;


                14.2.5. determination of amount, nominal value, category (class) of authorized shares, the decision on which shall be adopted by not less than three quarters of the shareholders holding voting shares of the Company participating in the meeting;


                14.2.6. decrease of the charter capital of the Company, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;


                14.2.7. election of members to the Auditing Commission and premature termination of their powers, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;


                14.2.8. approval of the external auditor of the Company, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;


                14.2.9. approval of the annual reports of the Company; annual accounting statements, including the profit and loss statements of the Company; distribution of profit, including the payment (declaration) of dividends, approval of the amount, form and term of dividends payable in each category and class of shares, and losses upon the results of a financial year, the decisions on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;


                14.2.10. approval of the Regulations on the Board of Directors, Regulations on the Auditing Commission, Regulations on the General Director, Regulations on the Management Board, Regulations on the General Shareholders Meeting, as well as of amendments and additions to such Regulations, the decisions on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;


                14.2.11. determination of the procedure for holding a General Shareholders Meeting drawn up in the form of the Regulations on the General Shareholders Meeting, introduction of amendments and additions to such Regulations, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;


                14.2.12. increase of the charter capital of the Company through increase of the nominal value of shares, the decision on which shall be adopted by a simple majority of shareholders holding voting shares of the Company participating in the meeting;


                14.2.13 increase of the charter capital of the Company through placement of additional shares by way of open subscription in the event the number of additionally placed shares exceeds twenty-five (25) percent of the ordinary shares previously placed by the Company; such decision shall be adopted by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;


                14.2.14 increase of the charter capital of the Company through placement of additional Company's shares by way of closed subscription; such decision shall be adopted by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;


                14.2.15 placement by the Company of bonds convertible into shares and of other securities convertible into shares in the event such bonds (other securities) are placed by way of closed subscription or open subscription provided that, in the event of open subscription, bonds convertible into Company shares (other issue securities) may be converted into ordinary shares of the Company totaling more than twenty-five (25) percent of the previously placed ordinary shares; such decision shall be approved by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;


                14.2.16. splitting and consolidation of the Company's shares, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;


                14.2.17. approval of transactions in cases and through the procedure stipulated in Clause 32 of this Charter;


                14.2.18. approval of major transactions in cases and through the procedure stipulated in Clause 31 of this Charter;


                14.2.19. decision on the payment (declaration) of annual dividends, approval of the amount, form and term of payment of the dividends payable for each category and class of shares, which is adopted upon the distribution of the Company's profit and loss, upon results of the financial year;


                14.2.20. decision on the acquisition by the Company of its placed shares in cases stipulated by this Charter and the Law of the Russian Federation "On Joint Stock Companies", which shall be adopted by not less than three quarters of the shareholders holding voting shares of the Company participating in the meeting;


                14.2.21. decision on participation in holding companies, financial and industrial groups, associations and other affiliations of commercial organizations, which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;


                14.2.22. decision on matters on which members of the Board of Directors have failed to vote unanimously, as required by this Charter or the federal laws of the Russian Federation, in order to adopt such decision;


                14.2.23. reimbursement, at the Company's expense, of expenses in connection with the preparation and holding of an extraordinary General Shareholders Meeting in the event that, in violation of the requirements of the applicable laws of the Russian Federation, the Board of Directors has failed to adopt the decision on convening the extraordinary General Shareholders Meeting and such meeting has been convened by third persons, the decision on which is to be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;


                14.2.24. formation of the Counting Commission of the General Shareholders Meeting, if the number of shareholders of the Company is less than 500, the decision on which is to be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;


                14.2.25. decisions on other matters referenced by this Charter, to the competence of a General Shareholders Meeting.

         14.3. The General Shareholders Meeting shall be entitled to adopt decisions on the matters stipulated in Clauses 14.2.2, 14.2.10, 14.2.12, 14.2.13, 14.2.14, 14.2.15, 14.2.16, 14.2.17, 14.2.18, 14.2.19, 14.2.20, 14.2.21,
14.2.22 and 14.2.23, if proposed by the Board of Directors only.

         14.4. The General Shareholders Meeting is also competent to decide on other issues which are regarded by the applicable laws of the Russian Federation, as within the competence of a General Shareholders Meeting.

         14.5. Persons, apart from the Board of Directors, entitled, under this Charter, to propose issues for the agenda of an annual or extraordinary General Shareholders Meeting, have no rights to request, from the Board of Directors, the inclusion of the items listed in Clause 14.3 hereof, into the agenda.

         14.6. The General Shareholders Meeting is not entitled to consider and adopt decisions on matters not referred by this Charter to its competence.

         14.7. The General Shareholders Meeting shall not be entitled to adopt decisions on items not included in the meeting agenda, nor shall it be entitled to amend the agenda.



                 Article 15. Annual General Shareholders Meeting

         15.1. The Company convenes an annual General Shareholders Meeting through the procedure stipulated by this Charter and the Regulations on the General Shareholders Meeting.

         15.2. The annual General Shareholders Meeting shall be held within a term determined by the Board of Directors and may not be held earlier than four months or later than six months following the end of the Company's financial year.

         15.3. Decisions on the following issues are to be taken by the annual General Shareholders Meeting:

         15.3.1. approval of the Company's annual report, submitted by the Board of Directors; approval of the annual accounting statements, profit and loss statements of the Company; distribution of profit, including the payment (declaration) of dividends, approval of the amount, form and term of payment of dividends payable on each category and class of shares, approval of losses of the Company upon results of the financial year;

         15.3.2. election of members of the Board of Directors;

         15.3.3. election of members of the Auditing Commission;

         15.3.4. approval of the Company's external auditor.

         The agenda of the annual General Shareholders Meeting may include other issues of an annual General Shareholders Meeting falling within its competence pursuant to the laws of the Russian Federation and this Charter.

         15.4. The procedure for conducting the annual General Shareholders Meeting and notifying the shareholders of the convening of such a meeting, and the list of materials provided for the shareholders' reference (information on the forthcoming General Shareholders Meeting) shall be determined by the Board of Directors and approved by a majority of its present votes in accordance with the provisions of this Charter and the Regulations on the General Shareholders Meeting.



             Article 16. Extraordinary General Shareholders Meeting

         16.1. All General Shareholders Meetings of the Company, other than the annual meeting, are deemed extraordinary meetings.

         16.2. An extraordinary General Shareholders Meeting is held upon the decision of the Board of Directors, adopted by a majority of votes of its members participating in the meeting, upon its own initiative, upon a request of the Auditing Commission, external auditor of the Company, or upon the request of a shareholder (shareholders) owning, as of the date of the request, not less than 10 (ten) percent of the voting shares of the Company.

         A request for the convocation of an extraordinary shareholders meeting may be submitted by way of:

         - mailing it to the Company's location;

         - delivering it against signature to the person performing the functions of the individual executive body of the Company, the Chairman of the Board of Directors of the Company or other person authorized under the Company's internal documents to accept correspondence in writing addressed to the Company.

         If such notice is given as a letter via regular mail or otherwise by regular mail service, the date of submission of such request will be the date indicated in the imprint of the calendar stamp evidencing the date of receipt of such mail; in the event the request for the convocation of an extraordinary General Shareholders Meeting is given by registered mail or other certified mail, - the date, on which such mail is delivered to the addressee against signature. If such notice is delivered against signature, the delivery date will be the date of submission of such request.

         Other matters related to the submission of notice are governed under the Regulations on the General Shareholders Meeting.

         16.3. The Board of Directors initiating the convention of an extraordinary General Shareholders Meeting, must approve:

-        wording of the agenda issues;

- a clear statement of the reasons for submitting the issues for discussion at the meeting;

-        the form of holding of the meeting.

         16.4. Within 5 (five) days of the date the request is submitted to the Board of Directors, it shall decide either to convene the extraordinary General Shareholders Meeting or to reject the aforementioned request.

         16.5 The Board of Directors may adopt a decision rejecting the convention of an extraordinary General Shareholders Meeting or refusing the inclusion of some of the proposed issues into the agenda only in the following cases:

- the issue (all issues) proposed for the agenda of the General Shareholders Meeting is not referred to by the applicable laws, and this Charter, to the competence of the meeting;

- shareholders, initiating the request, do not hold, as of the date such request is submitted to the Company, the necessary number of voting shares to convene an extraordinary General Shareholders Meeting;

- initiators of the convention are persons who are not registered, including through a nominee holder, with the register of shareholders, and (or) do not hold the powers of a representative of the relevant shareholders;

- the request to convene an extraordinary General Shareholders Meeting contains insufficient information or the documents that are required to be enclosed therein by this Charter and the Regulations on the General Shareholders Meeting are missing;

- issues which, in accordance with this Charter, are allowed to be submitted for discussion at a General Shareholders Meeting only upon the initiative of the Board of Directors, have been proposed by other persons initiating the convention of the extraordinary General Shareholders Meeting;

- an issue of the agenda contained in the request for convening an extraordinary General Shareholders Meeting has already been included in the agenda of the extraordinary or annual General Shareholders Meeting, which is convened in accordance with the Board of Directors' decision adopted earlier than such request has been received;

- an item (all items) proposed for the agenda of the General Shareholders Meeting does not comply with the requirements of the Law of the Russian Federation "On Joint Stock Companies" and other legal acts of the Russian Federation;

- the procedure for submitting a request for convening a General Shareholders Meeting established by the Law of the Russian Federation "On Joint Stock Companies" and this Charter has not been complied with.

         16.6. A motivated decision rejecting the extraordinary meeting convention or an issue proposed for the agenda shall be sent to the persons initiating the convention of such meeting, not later than 3 (three) days following the adoption of the relevant decision.



       Article 17. Forming the Agenda of a General Shareholders Meeting

         17.1. The agenda of the General Shareholders Meeting is to be approved by the Board of Directors of the Company.

         The procedure for submitting proposals and approving the agenda of an extraordinary General Shareholders Meeting is established by this Charter and the Regulations on the General Shareholders Meeting.

         17.2. Shareholders (a shareholder) holding, in aggregate, not less than 2 (two) percent of the voting shares of the Company may propose items to be included in the agenda of the annual General Shareholders Meeting. Such proposals have to be received by the Company no later than sixty (60) days following the end of the financial year.

         17.3. Proposals on the inclusion of items in the agenda may be submitted by way of:

         - mailing to the Company's location;

         - delivery against signature to the person performing the functions of the Company's individual executive body, the Chairman of the Board of Directors of the Company or other person authorized under the Company's internal documents to accept correspondence in writing addressed to the Company.

         If an item proposed for inclusion in the agenda of the general meeting is mailed, the date of submission of such proposal will be the date indicated in the imprint of the calendar stamp evidencing the mailing date; if the proposal for inclusion in the agenda of the general meeting is delivered against signature; - it will be the delivery date.

         17.4. A proposal of the items for the agenda of the annual General Shareholders Meeting should contain:

-        wording of the issues proposed for the agenda;

- full name (corporate name) of the shareholder (shareholders) submitting the issue, and information on the owned shares (number, category, class);

- signature of the shareholder (shareholders) or authorized representatives. In the event that the proposal is signed on behalf of the shareholder by an authorized representative, the items proposed for the agenda shall be enclosed with a notarized copy of the power of attorney or other evidence of the shareholder representative's authority (including the protocol on the election as a person authorized to represent the legal entity shareholder without a power of attorney).

         17.5. The Board of Directors must consider the duly proposed items and decide either to include the items into the agenda or reject the items, not later than 5 (five) days following the end of the term for accepting the proposal of issues established by this Charter.

         17.6. The Board of Directors is entitled to refuse to include an issue into the agenda of a General Shareholders Meeting only in such cases as follows:

- the deadline established by this Charter for the acceptance of a proposal has not been met;

-        the proposed issue does not meet requirements established herein;

- shareholders proposing issues do not hold, as of the date the items are submitted, a sufficient number of the voting shares of the Company;

- initiators of the proposed issues are persons which are not registered, including through a nominee, with the shareholder registry, and/or do not hold powers of representative of the relevant shareholders;

- the issue proposed for the agenda is not referred to by the applicable laws and this Charter to the competence of the General Shareholders Meeting;

- the issue proposed for the agenda does not comply with the requirements of the Law of the Russian Federation "On Joint Stock Companies" or other legal acts of the Russian Federation;

- the issue proposed for the agenda may be accepted for consideration at the General Shareholders Meeting only if, as established by this Charter, submitted by the Board of Directors;

- the procedure for proposing issues for the agenda of the annual General Shareholders Meeting does not comply with the requirements of the Law of the Russian Federation "On Joint Stock Companies".

         17.7. A motivated decision rejecting the issue proposed for the agenda or the candidates nominated to the bodies of the Company shall be sent to the shareholders initiating the issue proposal (nomination of the candidates), not later than 3 (three) days following the adoption of the relevant negative decision.

         17.8. The agenda of the General Shareholders Meeting may not be amended after the shareholders have been notified of the holding of a General Shareholders Meeting through the procedure stipulated herein.

         17.9. Shareholders (shareholder) holding, in aggregate, at least two
(2) percent of the Company's voting shares shall have the right to nominate candidates to the Board of Directors, the Auditing Commission and the Counting commission of the Company unless its functions are performed by the Company Registrar; the number of such candidates may not exceed the number of members of the relevant body as determined under this Charter. Such proposals should be accepted by the Company no later than sixty (60) days following the end of the financial year.

         17.10. Proposals nominating candidates may be submitted by way of:

         - mailing to the Company's location  ;

         - delivery against signature to the person performing the functions of the Company's individual executive body, the Chairman of the Board of Directors of the Company or other person authorized under the Company's internal documents to accept correspondence in writing addressed to the Company.

         If a proposal nominating candidates is mailed, the date of submission of such proposal will be the date indicated in the imprint of the calendar stamp evidencing the mailing date; if a proposal nominating candidates is delivered against signature, - it will be the delivery date.

         17.11. A nominated candidate proposal (including the case of self-nomination) shall state:

-        the full name of the candidate;

- the full name (corporate name) of the shareholders nominating the candidate, number and category (class) of shares held by them;

- the name of the body of the Company to which the candidate is nominated;

- other information on the candidates required by this Charter or the Regulations on the Board of Directors, the Regulations on the Auditing Commission;

- the signature of the shareholder (shareholders) or authorized representatives thereof. In the event that the nominated candidate proposal is signed on behalf of the shareholder by its authorized representative, the issues proposed for the agenda are submitted together with a notarized copy of the power of attorney or other evidence of the powers of the shareholder representative (including the minutes on election as a person authorized to represent the shareholder's interests without a power of attorney).

         17.12. The issues proposed for the agenda of the General Shareholders Meeting and nominations of candidates to the Board of Directors and the Auditing Commission may be revoked by the shareholders (the shareholder) which have submitted such proposals, within the term established by this Charter for submitting such proposals.

         17. 13. The Board of Directors considers the submitted proposals and decides whether to include them in the nominated candidates list for voting on elections to the Board of Directors, the Auditing Commission or to refuse them not later than 5 (five) days following the final term for the acceptance of proposals as established by this Charter.

         17.14. The Board of Directors may refuse to include the nominated candidates into the proxy card in the following cases:

- the deadline established by this Charter for the acceptance of nominated candidate proposal has not been met;

- the shareholders submitting the proposals do not hold, as of the date the proposal is submitted, a sufficient number of the voting shares of the Company;

- the initiators of the submitted proposals are persons who are not registered, including through a nominee, in shareholder registry and/or are not authorized to represent the relevant shareholders;

- the candidates included in the proposal do not meet the requirements established by the Law of the Russian Federation "On Joint Stock Companies" and this Charter for candidates to the relevant bodies of the Company;

- the proposal does not comply with the requirements of this Charter, the Law of the Russian Federation "On Joint Stock Companies" or other legal acts of the Russian Federation;

- the procedure for nominating the candidates to the Company's bodies stipulated by the Law of the Russian Federation "On Joint Stock Companies" has not been complied with.

         17.15. A motivated decision refusing to include the nominated candidate into the proxy card for the election to the Board of Directors, the Auditing Commission of the Company shall be sent to the shareholder (shareholders) initiating the nomination of the candidates, not later than 3 (three) business days following the date of adoption of the relevant decision.



             Article 18. Convening the General Shareholders Meeting

         18.1. An extraordinary General Shareholders Meeting convened upon the request of the Auditing Commission of the Company, external auditor of the Company or shareholders owning, in aggregate, not less than 10 (ten) percent of the voting shares is to be convened not later than 40 calendar days following the date of the request for holding the extraordinary General Shareholders Meeting.

         In the event that the agenda of the extraordinary General Shareholders Meeting proposed by the Auditing Commission, external auditor of the Company or by the shareholders holding, in aggregate, not less than 10 (ten) percent of the voting shares of the Company includes an issue of electing members of the Board of Directors, such extraordinary General Shareholders Meeting must be held within 70 (seventy) calendar days from the date of request for holding the extraordinary General Shareholders Meeting.

         In the event that, in accordance with the Law of the Russian Federation "On Joint Stock Companies", the Board of Directors must adopt the decision on holding an extraordinary General Shareholders Meeting for the election of members of the Board of Directors, such extraordinary General Shareholders Meeting shall be held within 70 (seventy) calendar days following the date on which the Board of Directors adopted the decision to hold such a meeting.

         18.2. Information on holding the General Shareholders Meeting shall be communicated by way of a written notice to each person included in the list of persons entitled to participate in the General Shareholders Meeting and/or shall be published in the form of a proper announcement in the Rossiskaya Gazeta newspaper or in any other national newspaper circulated in the whole territory of the Russian Federation.

         The Company may also inform the shareholders on holding a General Shareholders Meeting by other means of the mass media, including the Internet.

         18.3. The following documents shall be forwarded to the shareholders to inform them of the General Shareholders Meeting to be held through absentee voting:

-        the text announcing the holding of the meeting;

-        proxy cards.

         In the event that the meeting agenda includes items, the voting on which may, in accordance with the Law of the Russian Federation "On Joint Stock Companies", confer to the shareholders the right to request from the Company a buy-out of their shares, the shareholders shall also receive a special form to execute a written request to the Company to buy-out the shares held by the shareholder.

         In the event that the meeting agenda includes issues on decreasing the charter capital through a buy-out of a part of the placed shares with the purpose of reducing the total amount thereof, the shareholders shall receive a special form to execute a written request to the Company to buy-out the shares held by the shareholder.

         18.4. Information on holding the General Shareholders Meeting in the form of a meeting shall be communicated to the shareholders not later than 30 (thirty) calendar days before the final date of accepting the proxy cards, by sending to the shareholders a registered mail with:

-        the text of the announcement of the holding of the meeting;

-        proxy cards.

         In the event that the meeting agenda includes items the voting on which may, in accordance with the Law of the Russian Federation "On Joint Stock Companies", confer to the shareholders the right to request from the Company a buy-out of their shares, the shareholders shall also be provided with a special form to execute a written request to the Company to buy-out the shares held by the shareholder.

         In the event that the agenda includes items on decreasing the charter capital through a buy-out of part of the placed shares with the purpose of reducing the total number thereof, the shareholders shall receive a special form to execute a written request to the Company to buy-out the shares held by the shareholder.

         The date of informing the shareholders of the holding of a General Shareholders Meeting is the date on which the registered mail is dispatched, or the date of the announcement publication, in accordance with Clause 18.2. hereof.

         18.5. The information to be sent to the shareholders arranging for the General Shareholders Meeting shall include the following:

                18.5.1. annual financial statements of the Company;

                18.5.2. reports of the Auditing Commission and external auditor of the Company on the results of the audit of the annual financial statements of the Company;

                18.5.3. information on the candidates nominated to the Board of Directors;

                18.5.4. information on the candidates nominated to the Auditing Commission;

                18.5.5. information about the proposed external auditor of the Company;

                18.5.6. draft amendments and additions proposed to be incorporated in the Charter and internal documents of the Company, and (or) drafts of the restated Charter and internal documents;

                18.5.7. draft resolutions of the General Shareholders Meeting proposed by persons authorized by this Charter to incorporate items into the agenda of a shareholders' meeting, or request the convention of an extraordinary General Shareholders Meeting;

                18.5.8. other information (materials) necessary to adopt decisions on issues on the agenda of the General Shareholders Meeting, included by the Board of Directors into the list of information (materials) to be provided to the shareholders in preparation to the General Shareholders Meeting.

         Information mentioned in Clauses 18.5.1. - 18.5.7. of this Charter is to be provided through the procedure established herein, in the event that the relevant items are included into the agenda of a General Shareholders Meeting.

         18.6. Materials to be provided in preparation for the General Shareholders Meeting to persons entitled to participate in the General Shareholders Meeting shall not be sent out to the shareholders. A person entitled to participate in the General Shareholders Meeting may review such materials at the addresses indicated in the notice.

         A person entitled to participate in the General Shareholders Meeting may receive, at the indicated addresses, copies of all materials of the meeting, and request to send such materials to his/her address by mail, provided the mail costs shall be paid by the receiver.

         18.7. The General Shareholders Meeting shall be legally qualified (shall have a quorum) provided that shareholders holding, in aggregate, more than half of the placed voting shares of the Company participate therein.

         The shareholders registered to attend the meeting and the shareholders, the proxy cards from whom have been received not later than two days prior to the date of holding the General Shareholders Meeting, are deemed as having participated in the general meeting. The shareholders from whom the proxy cards have been received prior to the final date of accepting the proxy cards are deemed to have participated in the meeting in the form of absentee voting.

         18.8. In the event that the agenda of the General Shareholders Meeting includes items to be voted on by holders of different categories of shares, the quorums for voting on such items shall be determined separately. Herewith, the absence of a quorum for voting on the items to be voted on by shares of one category shall not prohibit the voting on the issues which may be voted on by shares of the other categories constituting a quorum required for voting on such issues.

         18.9. If the quorum for holding an annual General Shareholders Meeting is not available, the Board of Directors must announce the date for holding a repeated General Shareholders Meeting.

         If the quorum for holding an extraordinary General Shareholders Meeting is not available, the Board of Directors is authorized to announce the date for holding a repeated General Shareholders Meeting.

         In the event that the General Shareholders Meeting is convened upon the initiative of the Board of Directors, the latter shall be authorized to change, in its decision on the repeated meeting, the form of holding the meeting.

         18.10. Information on holding a repeated General Shareholders Meeting shall be communicated through the procedure stipulated in this Charter. In such cases, the terms for communicating this information may be established not later than 20 (twenty) days prior to the final date of accepting the proxy cards for voting at the repeated meeting, and the information on holding the repeated general meeting, the agenda of which includes the issue of the Company's reorganization, shall be communicated not later than 30 (thirty) days prior to the final date of accepting the proxy cards.

         18.11. A repeated General Shareholders Meeting convened instead of the originally scheduled meeting shall be deemed legally qualified (shall have a quorum) in the event that it is attended by the shareholders (shareholders' representatives) holding, in aggregate, not less than 30 (thirty) percent of votes provided by the voting shares of the Company, adjusted for the procedure of quorum determination in accordance with Clauses 18.7. and 18.8. of this Charter.

         18.12. In the event that a repeated General Shareholders Meeting is held earlier than 20 (twenty) days following the date of the original meeting which was not held, the persons entitled to participate in the General Shareholders Meeting shall be qualified as such in accordance with the list of persons entitled to attend the original meeting which was not held.



   Article 19. The Right to Participate in the General Shareholders Meeting

         19.1. The list of persons entitled to participate in the General Shareholders Meeting shall be prepared on the basis of the information contained in the Company's Register as of the date established by the Board of Directors.

         19.2. The date of preparing the list of persons entitled to participate in the General Shareholders Meeting may not be established earlier than the date of the adopted decision on holding the General Shareholders Meeting or later than 50 (fifty) calendar days prior to the date of holding the General Shareholders Meeting and, if the agenda of the extraordinary General Shareholders Meeting includes the election of members of the Board of Directors, not later than 65 (sixty five) calendar days prior to the date of holding the General Shareholders Meeting. Herewith, the actual date shall be established not earlier than 45 (forty five) calendar days prior to the date of holding the General Shareholders Meeting.

         In all cases, the date of preparing the list of persons entitled to participate in the general meeting must precede the date of informing the shareholders on holding of the general meeting.

         19.3. For the purpose of composing the list of the shareholders entitled to participate in the general meeting, a nominee holder of shares shall provide information with respect to the persons for which benefit it is holding the shares as of the date of preparing the list.

         19.4. The list of persons entitled to participate in the General Shareholders Meeting shall contain data stipulated by the Regulations on the General Shareholders Meeting.

         19.5. The list of persons entitled to participate in the General Shareholders Meeting shall include:

- shareholders holding fully paid ordinary shares of any issue of the Company;

- shareholders holding fully paid preferred shares of the Company of any category in cases when the agenda of the General Shareholders Meeting includes an issue on which the preferred share of that particular class is entitled to vote, or when the holders of preferred shares have been conferred the right to vote on all issues within the competence of the General Shareholders Meeting, in accordance with Article 32 of the Law of the Russian Federation "On Joint Stock Companies".

         19.6. Amendments to the list of persons entitled to participate in the General Shareholders Meeting may be introduced only in the case of restitution of the violated rights of persons not included in the aforementioned list as of the date of its preparation, or in the case of correction of errors, incurred in the course of preparation of such list.

         19.7. In the event that shares are transferred after the date of preparation the list of persons entitled to participate in the General Shareholders Meeting and prior to the date of holding the General Shareholders Meeting, the persons included in such list must issue to the acquirer of shares a power of attorney for voting or to vote at the General Shareholders Meeting in compliance with the written instructions of the acquirer of the shares. The above provision shall also apply to each of the subsequent cases of the shares transfer.

         19.8. The right to participate in the General Shareholders Meeting may be exercised by the shareholder, both personally or through a representative.

         A shareholder may participate in a meeting through the following procedures:

- participating personally in the discussion of issues on the agenda and the vote on such issues;

- directing its authorized representative to participate in the discussion of issues on the agenda and to vote on such issues;

-        exercising absentee voting (by sending proxy cards);

- delegating the right of absentee voting to an authorized representative.

         19.9. Transfer of rights (powers) to the shareholder's representative shall be exercised by issuing a power of attorney.

         A power of attorney authorizing participation in the voting shall be executed in accordance with the requirements stipulated by the Law of the Russian Federation "On Joint Stock Companies".



             Article 20. Holding of the General Shareholders Meeting

         20.1. The General Shareholders Meeting may be held in the following forms:

                20.1.1. a meeting - joint presence of shareholders for the purpose of discussing the issues on the agenda and adopting decisions on the issues put on vote, in accordance with which the shareholders or their legally qualified representatives may, at their own discretion, submit their votes on the issues on the agenda, either by attending the general meeting in person or by sending their executed proxy cards to the Company;

                20.1.2. absentee voting, in accordance with which decisions on the issues on the agenda shall be adopted without holding a meeting, by poll.

         20.2. An annual General Shareholders Meeting may only be held in the form of a meeting.

                20.2.1. The Board of Directors is not authorized to amend the form of holding of an extraordinary General Shareholders Meeting, which is required by the persons initiating the convention of such a meeting.

         20.3. Apart from the shareholders and their authorized representatives, a General Meeting may be attended by other persons as envisaged in the Regulations on the General Shareholders Meeting, holding rights provided by the above Regulations.

         20.4. A decision of the Board of Directors on holding the General Shareholders Meeting approves:

-        wording of the issues put on the agenda of the General Meeting;

-        form and text of the proxy cards;

- a list of information (materials) to be provided to the shareholders in preparation for the General Shareholders Meeting;

- date of preparation of the list of persons entitled to participate in the General Shareholders Meeting (record date);

-        date, place and time for holding of the General Meeting;

-        mailing address to which the executed proxy cards shall be dispatched;

- date, place and time of commencement of registration of participants of the General Shareholders Meeting;

- text of the announcement of holding of the General Shareholders Meeting, to be sent to the shareholders;

- procedure for informing the shareholders on the holding of the General Shareholders Meeting.

         In the event that the agenda includes issues, the voting on which may, in accordance with the Law of the Russian Federation "On Joint Stock Companies", result in conferring to the shareholders the right to request from the Company a buy-out of the shares they hold, the Board of Directors shall establish:

-        price of the shares for the buy-out;

-        procedure and terms for exercising the buy-out

         The decision of the Board of Directors to hold a General Shareholders Meeting in the form of a meeting shall also resolve other matters provided for under applicable law.

         20.5. The decision of the Board of Directors on holding the General Shareholders Meeting by absentee vote approves:

-        wording of the issues on the agenda of the General Meeting;

-        form and text of the proxy cards;

-        list of information (materials) to be provided to the shareholders;

- date of preparation of the list of persons entitled to participate in the General Shareholders Meeting (record date);

- date of providing proxy cards and other information (materials) to the shareholders;

-        final date for accepting proxy cards by the Company;

-        mailing address to which the executed proxy cards shall be dispatched;

- text announcing the holding of the General Meeting, to be sent to the shareholders;

- procedure for informing the shareholders of the holding of the General Shareholders Meeting.

         In the event that the agenda includes issues, the voting on which may, in accordance with the Law of the Russian Federation "On Joint Stock Companies", result in conferring to the shareholders the right to request from the Company a buy-out of the shares they hold, the Board of Directors shall establish:

-        price of the shares for the buy-out;

-        procedure and terms for exercising the buy-out.

         The decision of the Board of Directors to hold a General Shareholders Meeting in the form of an absentee vote shall also resolve other matters provided for under applicable law.

         20.6. A General Shareholders Meeting, the agenda of which includes issues stipulated in Clauses 15.3.1., 15.3.2., 15.3.3., 15.3.4. of this Charter, may not be held by absentee vote.

         20.7. The requirements for the form and text of the proxy cards, for the text of the announcement on holding the General Shareholders Meeting by absentee voting, as well as the procedure for accepting the absentee voting proxy cards, shall be determined by this Charter and the Regulations on the General Shareholders Meeting.

         20.8. The shareholders which proxy cards have been received not later than two days prior to the date of holding of the General Shareholders Meeting, or have been submitted not later than the established final date of acceptance of the absentee voting proxy cards, shall be considered as having participated in the voting.

         A decision adopted by the General Shareholders Meeting by absentee voting is deemed effective in respect to each individual issue if shareholders, holding in aggregate, not less than half of the Company's voting shares entitled to vote on the given issue, participate in the voting.

         20.9. The holding of the General Shareholders Meeting and summarization of the voting results is performed by the Counting Commission of the General Shareholders Meeting, the function of which, in cases when the number of the Company's shareholders is more than 500 (five hundred), shall be performed by the Company's Registrar.

         The procedure for forming the authority for and requirements applicable to the members of the Counting Commission or to a person performing functions of the Counting Commission for the General Shareholders Meeting, are determined by the Regulations on General Shareholders Meetings.

         20.10. A General Shareholders Meeting may be held in the Bekasovo settlement, Naro-Fominsk District, Moscow Region (location of the Company's branch known as the Professional Education Center (UPTs RT)).


     Article 21. Voting at the General Shareholders Meeting. Proxy card. Counting Votes upon Voting. Protocol and Report on Voting Results. Results of a General Shareholders Meeting

         21.1. Voting at the General Shareholders Meeting shall be exercised based on the principle "one voting share of the Company - one vote," save for the cases of cumulative voting on the election of members of the Board of Directors of the Company and other cases stipulated by the Law of the Russian Federation "On Joint Stock Companies".

         21.2. Voting at a General Shareholders Meeting on the issues of the meeting agenda shall be exercised only with the use of proxy cards.

         The Company must send the proxy cards to the shareholders within the term and through the procedure stipulated by Article 52 of the Law of the Russian Federation "On Joint Stock Companies" and this Charter, and accept the proxy cards in accordance with Clause 18.7. hereof. The proxy cards shall be sent out by registered mail.

         The form and text of the proxy cards shall be approved by the Board of Directors of the Company. A proxy card shall be issued to the shareholder (its representative) which has registered to participate in the General Shareholders Meeting save for the case stipulated in the second paragraph of this Clause.

         21.3. A proxy card shall contain:

-        full official name and address of the Company;

- information on the form of holding the General Shareholders Meeting (a meeting or absentee voting);

- date, place and time of the General Shareholders Meeting and the mailing address to which the executed proxy cards shall be sent or, in case of holding the meeting in the form of absentee voting, the final date for accepting the proxy cards and the mailing address to which the executed proxy cards shall be sent;

- wording of each issue put on vote and the order of priority of consideration thereof;

- wording of resolutions on each issue (full name of each candidate to the Board of Directors, the Auditing Commission) which shall be voted on by the given proxy card;

- voting options for each issue on the agenda of the meeting put to the vote, expressed by "for", "against" or "abstained";

-        indication that the proxy card must be signed by the shareholder;

-        manner in which the chosen voting option is to be marked.

         In cases where the voting concerns electing a member of the Board of Directors or the Auditing Commission of the Company, the proxy card must also contain other information on the candidate (candidates).

         In the event of cumulative voting, in accordance with section 21.1. of this Charter, the proxy card shall point to such methods of voting and provide for explanations of cumulative voting.

         The proxy card may also contain the number of votes by which a person having the right to participate in the General Shareholders Meeting can vote on each issue on the agenda of the Meeting, and other information determined by the Board of Directors.

         A proxy cards shall contain the information provided for under applicable law.

         21.4. When counting the votes, only the proxy cards where only one voting option is marked, are taken into consideration. The proxy cards executed in violation of the above requirements shall be recognized as invalid and votes on the issues included therein shall not be counted.

         In the event that a proxy card contains several issues put on vote, violation of the above requirements in respect to one or several issues shall not result in recognizing the proxy card as entirely invalid.

         21.5. Based on the voting results, the Counting Commission or the person performing its functions shall draw up the protocol on voting results, to be signed by the members of the Counting Commission or by the person performing its functions.

         Following the drawing up of the protocol on voting results and the signing of the minutes of the General Shareholders Meeting, the proxy cards shall be sealed by the Counting Commission and transferred for safekeeping to the Company's archive.

         A protocol on voting results shall be subject to filing, together with the minutes of the General Shareholders Meeting.

         Decisions adopted by the General Shareholders Meeting as well as the voting results shall be announced at the General Shareholders Meeting at which the voting took place, or be communicated to the persons included in the list of persons entitled to participate in the General Shareholders Meeting, no later than 10 (ten) business days following the date of the drawing up of the protocol on the results of the voting, which usually consists of a report pursuant to the procedures stipulated in the announcing of the holding of the General Shareholders Meeting.

         21.6. The minutes of the General Shareholders Meeting shall be drawn up, in duplicate, no later than 15 (fifteen) days following the closing of the General Shareholders Meeting. Both copies shall be signed by the person presiding at the meeting and by the secretary of the General Shareholders Meeting.

         21.7. The minutes of a General Shareholders Meeting shall specify:

-        place and time of the holding of the General Shareholders Meeting;

- total number of votes held by the shareholders holding voting shares of the Company;

-        number of votes held by the shareholders participating in the meeting;

- chairman (presidium) and secretary of the meeting, and the meeting agenda.

         The minutes of the General Shareholders Meeting shall highlight the main points of the reports, issues voted on and the voting results on such issues and resolutions adopted at the meeting.

         The minutes of a General Shareholders Meeting shall contain the information provided for under applicable laws.

         21.8. Based on absentee voting results, no later than 15 (fifteen) days following the final date of acceptance of the proxy cards, the Counting Commission or the person performing its functions, shall draw up a relevant protocol on the absentee voting results, in duplicate.



         Article 22. Regulations on the General Shareholders Meeting

         22.1 Matters concerning the convening, holding and recording of the results of the General Shareholders Meeting and other matters related to preparation for, and holding of the General Meetings of Shareholders of the Company not covered hereunder shall be governed under the Company's Regulations on the General Shareholders Meeting, approved at the General Shareholders Meeting by a simple majority vote of the shareholders holding the Company's voting shares and participating in the meeting.



                         Article 23. Board of Directors

         23.1 The Board of Directors consists of eleven members.

         The numerical composition of the Board of Directors provided for under this Clause of the Charter may be increased to an odd number of members by a decision taken at the General Shareholders Meeting, provided that such issue was placed on the agenda in the manner determined hereunder. Simultaneously with the making of the decision to increase the number of the Board of Directors the General Meeting shall decide to make relevant amendments to this Charter. The decision to change the numerical composition of the Board of Directors shall enter into force for all of the shareholders of the Company from the time of inception.

         23.2 The competence of the Board of Directors of the Company shall include decision-making on matters of the overall management of the Company's operations, except in matters cited hereunder, which are relegated to the competence of the General Shareholders Meeting.

         23.3 The following issues shall be within the competence of the Board of Directors:

                23.3.1 determination of the priority aspects of the Company's activities, including the approval of the Company's budgets, business plans and development strategies and programs;

                23.3.2 convening of the annual and extraordinary General Shareholders Meetings of the Company, except in instances provided for under Section 55.8 of the Law of the Russian Federation "On Joint Stock Companies"; 23.3.3 approval of the agenda of the General Shareholders Meeting;

                23.3.4 determination of the date for the preparation of the list of persons entitled to take part in the General Shareholders Meeting and other issues relegated to the competence of the Board of Directors of the Company pursuant to the law of the Russian Federation and this Charter, and related to the preparation and conduct of the General Shareholders Meeting;

                23.3.5 submission of the matters provided for under Clause 14.3 hereof to the General Shareholders Meeting for decision;

                23.3.6 increase of the Company's charter capital by having the Company place additional shares, within the limits of the number and categories of authorized shares, as determined hereunder;

                23.3.7 determination of the market value of property under applicable law of the Russian Federation and this Charter;

                23.3.8 decision-making pertaining to the acquisition of shares placed by the Company, namely bonds and other securities;

                23.3.9 determination of the numerical membership of the Management Board of the Company and appointment and early termination of the powers of its members, as proposed by the General Director;

                23.3.10 recommendations pertaining to the amount of the remuneration and compensation payable to the members of the Auditing Commission and determination of the amount to be paid for the services of the external auditor;

                23.3.11 recommendations pertaining to the amount of dividends on the shares of each category and class and procedure for their payment;

                23.3.12 decision-making pertaining to the use of the reserves and other funds of the Company;

                23.3.13 approval of the Company's internal documents governing the matters within the competence of the Board of Directors of the Company, in accordance with the laws of the Russian Federation, this Charter and the Regulations of the Board of Directors, except the documents for which approval is relegated to the competence of the General Shareholders Meeting and the executive bodies of the Company;

                23.3.14 establishment and liquidation of branches; establishment and closing of the Company's representative offices, approval of the Model Regulations on the Company Branch (Representative Office) and approval of regulations on branches (representative offices) approved by the General Director and of amendments and additions thereto;

                23.3.15 decision-making pertaining to the Company's participation (accession as a member, termination of participation or change of participatory interest) in other organizations, including by the sale or purchase of shares or interest in other organizations, except for the instances provided under Clause 14.2.21 of this Charter;

                23.3.16 decision-making pertaining to the approval of major transactions in the instance provided for under Article 31 hereof;

                23.3.17 decision-making pertaining to the approval of the transactions in the instance provided for under Article 32 hereof;

                23.3.18 appointment and early dismissal of the General Director of the Company;

                23.3.19 determination of the composition, volume and procedure for the protection of information constituting a commercial secret;

                23.3.20 approval of decisions to issue securities, prospectuses for issues of securities and reports on the results of the issuance of the Company securities; quarterly reports of the issuer of issue securities, reports on the results of the acquisition of the Company shares subject to redemption; and amendments and additions thereto;

                23.3.21 approval of the registrar and the terms of the agreement on maintaining the Company's shareholder register; decision-making on the termination of such an agreement with the registrar;

                23.3.22 decision-making pertaining to the reimbursement to the Company officers, including members of the Board of Directors, for losses incurred by such officers in connection with the performance of their official duties and/or the exercise of the powers of the Company as its representative as a result of claims, complaints, demands or amounts of liability against them from any third parties, including the government and municipal agencies;

                23.3.23 decision-making pertaining to the making of insurance agreements to cover the liability of Company's officers, including members of the Board of Directors, for losses inflicted on third parties by the Company's officers in the performance of their official duties and/or exercise of the powers of the Company's representatives;

                23.3.24 consideration of the opinions of the Auditing Commission and the external auditor of the Company;

                23.3.25 approval of the terms of the agreements made with the General Director and members of the Management Board;

                23.3.26 consideration of matters related to the remuneration of the General Director for performance results pursuant to the terms of the agreement with the General Director of the Company;

                23.3.27 termination of the agreement with the General Director in the event of early termination of his/her powers;

                23.3.28 decision-making pertaining to the placement by the Company of bonds, and other issued securities where, under the terms of the placement of such shares and other issued securities, they are not convertible into Company shares;

                23.3.29 decision-making pertaining to the placement, by the Company, of bonds convertible into shares and of other issued securities convertible into shares where such bonds (other issue securities) are placed by way of open subscription and may be converted into the Company's ordinary shares, amounting to 25 or less percent of the Company's previously placed ordinary shares;

                23.3.30 decision-making pertaining to the introduction of amendments and additions hereto related to the establishment and liquidation of branches, to the establishment and closing of representative offices of the Company and to the results of the placement of the Company's shares in the instances provided for under this Charter;

                23.3.31 election (re-election) of the Chairman and Vice-Chairman of the Board of Directors;

                23.3.32 appointment of the Secretary of the Board of Directors and determination of the amount of his/her remuneration;

                23.3.33 increase of the charter capital of the Company by way of the Company's placement of additional shares by open subscription, within the limits of the number of authorized shares, if the number of additionally placed shares is twenty-five (25) or less percent of the ordinary shares previously placed by the Company;

                23.3.34 determining the procedure for interacting with organizations in which the Company participates, including the passing of decisions on matters within the competence of the general meetings of participants of subsidiaries (the highest governing bodies of organizations having other legal or organizational forms) in which the Company is the sole participant;

                23.3.35 approval of the simultaneous holding by the person performing the functions of the Company's individual executive body or members of the Company's Management Board of positions in the governing bodies of other organizations;

                23.3.36 permission to the person performing the functions of the Company's individual executive body to be simultaneously employed in other organizations;

                23.3.37 establishment of standing or ad hoc committees (for consideration of certain issues) of the Board of Directors and approval of their regulations;

                23.3.38 approval of the internal document on the disclosure of information about the Company;

                23.3.39 determination of the aggregate amount of quarterly compensation to the members of the Management Board pursuant to the Regulations on the Management Board;

                23.3.40 approval of the Regulations on the Company's structural subdivision exercising internal control functions; approval of candidates to the position of its head; and consideration of other matters to be decided by the Board of Directors pursuant to the Regulations on the said subdivision;

                23.3.41 monitoring of the enforcement of internal control procedures;

                23.3.42 approval of the terms of the employment contract (supplementary agreements) made by the Company with the head of the Company's structural subdivision exercising internal control functions; and

                23.3.43 other matters relegated to the competence of the Board of Directors under this Charter and the Federal Law "On Joint Stock Companies".

         23.4 Resolutions at meetings of the Board of Directors shall be approved by a majority vote of the members of the Board of Directors taking part in the meeting or in the absentee vote (by poll), except where this Charter requires a different number of votes for the approval of a resolution.

         In the event of a tie vote, the Chairman of the Board of Directors shall have the deciding vote.

         In the event there is no unanimity among the members of the Board of Directors on a matter to be voted on unanimously in accordance with the laws of the Russian Federation or this Charter, such matters may be submitted to the General Shareholders Meeting for approval by a decision of the Board of Directors, approved by a majority of votes of the members of the Board of Directors taking part in the meeting, or by absentee vote.

         23.5 Issues relegated hereunder to the exclusive competence of the Board of Directors may not be referred to the General Director or the Management Board of the Company for approval.

         23.6 In exercising their rights and performing their duties, members of the Board of Directors shall act in the best interests of the Company, in good faith and reasonably. Otherwise members of the Board of Directors shall be jointly and severally liable to the Company in accordance with the applicable laws of the Russian Federation.

         23.7 The Secretary of the Board of Directors shall be appointed by the members of the Board of Directors at their first meeting following their election by the General Shareholders Meeting of the Company; such appointment shall be made by a majority of votes of the directors taking part in such meeting. The responsibilities of the Secretary of the Board of Directors shall include, inter alia, the keeping and drawing up of the minutes of meetings and absentee vote of the Board of Directors and the drawing up and execution of extracts from the minutes of the meetings (absentee vote) of the Board of Directors.

         23.8 Matters of the legal status of the Board of Directors of the Company not covered hereunder shall be governed under the Company's Regulations on the Board of Directors, approved at the General Shareholders Meeting by a majority vote of those taking part in the meeting.



                 Article 24. Election of the Board of Directors

         24.1 Members of the Board of Directors of the Company shall be annually elected by the annual General Shareholders Meeting.

         The term of office of members of the Board of Directors shall be counted from the moment of their election by the annual General Shareholders Meeting until the moment of election of a new Board of Directors by the next annual shareholders' meeting.

         24.2 Those elected to the Board of Directors may be re-elected an unlimited number of times.

         24.3 Members of the Board of Directors shall be elected by a cumulative vote in accordance with the Regulations on the General Shareholders Meetings and the Regulations on the Board of Directors.

         24.4 The General Shareholders Meeting may decide to early terminate the powers of the members of the Board of Directors. Such decisions may only be made simultaneously with respect to all members of the Board of Directors.

         In the event of early termination of the powers of the Board of Directors, the powers of the new Board of Directors shall be valid until the nearest annual General Shareholders Meeting.

         24.5 In the event that the numerical membership of the Board of Directors becomes less than one-half of the number provided for under Clause
23.1 hereof, the Board of Directors shall convene an extraordinary General Shareholders Meeting to elect a new Board of Directors. The remaining members of the Board of Directors shall be entitled to decide only on the convening of such an extraordinary General Shareholders Meeting.

         Members of the Board of Directors who have died or have been duly declared missing, dead or legally incapable, or whose powers in office as members of the Board of Directors have been terminated or suspended under effective decision of a court or other authorized government agency, shall be deemed to be retired members the Board of Directors, pending removal of the grounds for retirement.

         24.6 Members of the Company's Management Board may not comprise more than one-quarter of the membership of the Board of Directors. The General Director may not serve as Chairman of the Board of Directors.

         The requirements applicable to persons elected to the Board of Directors shall be determined under the Regulations on the Board of Directors.



                 Article 25. Chairman of the Board of Directors

         25.1 The Chairman of the Board of Directors of the Company shall be elected by the members of the Board of Directors, from among them, by a majority of votes of the total number of elected members of the Board of Directors.

         25.2 The Board of Directors may re-elect its Chairman, at any time, by a majority of votes of the total number of elected members of the Board of Directors.

         25.3 The Chairman of the Board of Directors:

-        organizes the work of the Board of Directors;

- convenes meetings of the Board of Directors or arranges for absentee voting; and

-        organizes the keeping of minutes at Board of Directors meetings.

         25.4 The Board of Directors has the right to appoint a Vice-Chairman to the Board of Directors. In the absence of the Chairman of the Board of Directors, his/her functions (including the right to sign documents) shall be performed by the Vice-Chairman, and in the absence of the latter, by a member of the Board of Directors appointed by a decision of the Board of Directors of the Company, by a majority vote of the members taking part in the meeting.



                  Article 26. Meeting of the Board of Directors

         26.1 Meetings of the Board of Directors shall be held as required, but at least quarterly. A meeting of the Board of Directors on the convening of the annual General Shareholders Meeting, shall be held within one (1) month after the last day of the period determined under the law of the Russian Federation for the submission of accounting statements so as to consider the draft annual reports, draft annual accounting statements, including the Company's profit and loss statements, and the opinion of the external auditor.

         At the annual meeting, the Chairman shall furnish the Board with full current financial information and a full report on the current state of affairs and on the main results and plans of the Company.

         A meeting of the Board of Directors shall be convened by the Chairman of the Board of Directors on his/her own initiative or at the request of any member of the Board of Directors, the Auditing Commission, the external auditor of the Company, the General Director or a shareholder(s) holding, as of the date of the request, at least two (2) percent of the Company's voting shares. The procedure for the convening and conduct of meetings of the Board of Directors shall be determined pursuant to the Regulations on the Board of Directors.

         26.2 The quorum for the meetings of the Board of Directors shall be met by the presence of at least one-half of the number of elected members of the Board of Directors of the Company.

         In determining the quorum and the results of voting by members of the Board of Directors, account shall be taken of the written opinion of an absent member of the Board of Directors, in accordance with the Regulations on the Board of Directors of OAO Rostelecom.

         26.3 For the purposes of decision-making at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote.

         A member of the Board of Directors may not delegate his/her vote to another member of the Board of Directors or another person under power of attorney.

         26.4 A resolution of the Board of Directors may be approved by absentee voting (by poll) in accordance with the Regulations on the Board of Directors.

         26.5 Minutes shall be kept at all meetings of the Board of Directors. The minutes of a meeting of the Board of Directors shall be drawn up within three (3) business days of the meeting. The minutes shall specify:

-        place, date and time (of the meeting);

-        persons present at the meeting;

- information on the written opinions of absent members of the Board of Directors;

-        agenda of the meeting;

-        matters put to a vote and the results of the vote; and

-        decisions taken.

         The minutes of a meeting of the Board of Directors shall be signed by the presiding member who shall be responsible for the accuracy of the minutes.

         To reflect the results of an absentee vote (by poll), the minutes shall be drawn up within three (3) business days of the final date of acceptance of the questionnaires or other written evidence of the views of members of the Board of Directors, in accordance with the Regulations on the Board of Directors.

         26.6 The amount of remuneration and compensation of costs related to the performance by members of the Board of Directors of their functions shall be determined under the Regulations on the Board of Directors.



       Article 27. General Director (Individual Executive Body) and Management
                   Board (Collective Executive Body)

         27.1 The Company's current operation shall be managed by the Company's individual executive body (General Director) and the collective executive body (Management Board).

         The Company's executive bodies shall be competent to decide all management matters pertaining to the Company's current operation except those matters which are relegated to the competence of the General Shareholders Meeting and the Board of Directors.

         27.2 The General Director shall be appointed by the Board of Directors of the Company by a majority vote of the members of the Board of Directors taking part in the meeting, for a term of no more than five (5) years with the possibility of re-election an unlimited number of times, as specified in the resolution of the meeting of the Board of Directors of the Company. The rights, duties, term of office, liability and remuneration of the General Director shall be determined pursuant to an agreement between the General Director and the Company. The agreement with the General Director shall be signed on behalf of the Company by the Chairman of the Board of Directors or a person authorized by the Board of Directors. The Board of Directors may, at any time, terminate the powers of the General Director. The term in office of the General Director shall be counted from the moment he/she is elected at the General Shareholders Meeting.

         Appointment of the General Director of the Company and early termination of his/her powers shall be made by the Board of Directors.

         27.3 The General Director shall manage the current operations of the Company and shall be granted, in accordance with the laws of the Russian Federation, all the necessary powers to accomplish those purposes. The General Director shall be responsible for the maintenance of secrecy of the conducted works and for the development and implementation of the necessary measures to protect the Russian Federation's state secrets. The General Director shall act in strict compliance with all applicable laws and this Charter.

         The General Director shall perform the functions of the chairman of the Management Board of the Company.

         27.4 The General Director acts, without a power of attorney, on behalf of the Company for the following:

-        representing the Company in the Russian Federation and abroad;

- presiding at the General Shareholders Meeting in accordance with the Regulations on the General Shareholders Meeting unless otherwise determined by the Board of Directors;

- arranging for execution of the resolutions of the General Shareholders Meeting and the Board of Directors;

- supervising the Directorate General of the Company, approving the Regulations on the Directorate General (an apparatus of corporate management of the Company) and determining the structure and numerical composition of the Directorate General of the Company and the amounts, procedures and forms of remuneration on the basis of the internal document approved by the Management Board and governing the general provisions for labor motivation;

- exercising overall supervision of the operation of the Company's branches and approving Regulations on branches and amendments and additions thereto subject to approval by the Board of Directors of the Company in accordance with the Model Regulations on the Branch (Representative Office) of the Company as approved by the Board of Directors of the Company;

- approving and endorsing the Company's internal regulations except those to be approved, in accordance with Clauses 14.2.11 and
              23.3.13 hereof, by the General Shareholders Meeting and the Board of Directors;

- issuing orders, directives and instructions that are binding on all the Company's employees;

- hiring, transferring and dismissing the Company employees, including branch directors and employees, and exercising other rights and performing other obligations of the Company as the employer in labor relations in the manner provided for under applicable law and this Charter;

- approving the List of the Company Employees, including employees of the Company's branches, the authority to appoint (dismiss) whom may not be delegated by the General Director to third parties;

- performing any transactions on behalf of the Company within the limits determined under the Federal Law of the Russian Federation "On Joint Stock Companies" and this Charter;

-        the right to affix the first signature to financial documents;

- issuing powers of attorney on behalf of the Company, including powers subject to delegation;

-        opening bank accounts for the Company;

- organizing and arranging for the compilation of a list of information that can be designated "commercial secrets"; issuing orders and instructions on compliance with the requirements to protect such commercial secrets; and

- exercising other powers in accordance with applicable law and this Charter.

         27.5 The Management Board, the Company's collective executive body, is guided in its operation by this Charter and the Regulations on the Management Board, which are approved at the General Shareholders Meeting.

         27.6 The number and personal membership of the Management Board of the Company is to be determined by a decision of the Board of Directors, as proposed by the General Director.

         27.7 The following matters of the management of the Company's current operations fall within the competence of the Management Board of the Company:

         27.7.1 determination of the Company's technical, financial, economic and tariff policy;

         27.7.2 preparation of proposals on the main aspects of the Company's operation, including the draft budgets, business plans, development strategies and programs of the Company;

         27.7.3 arrangement of monitoring the Company's financial and business operations;

         27.7.4 determination of the Company's personnel and social policy;

         27.7.5 preparation of materials and draft resolutions on matters to be considered by the General Shareholders Meeting and the Board of Directors, including preparation of proposals on the conclusion of transactions to be approved by the General Shareholders Meeting and the Board of Directors of the Company, on the Company's participation in other organizations, etc.;

         27.7.6 organizational and technical support of the operations of the Company's bodies;

         27.7.7 approval of internal documents governing matters falling within the competence of the Management Board of the Company except for internal documents delegated to the competence of the General Shareholders Meeting and the Board of Directors;

         27.7.8 analysis of performance results of the Company's structural subdivisions, branches and other separate subdivisions and issuance of compulsory instructions on improvement of their performance;

         27.7.9 discussion of organizational matters related to the Company's branches and representative offices and of other matters, in accordance with the Regulations on the Management Board;

         27.7.10 determination of the Company's planning and budgeting methodology;

         27.7.11 determination of the Company's security policy;

         27.7.12 approval of the internal document governing the general provisions on labor motivation, as well as consideration and decision-making on the execution of collective bargaining agreements and arrangements;

         27.7.13 determination of the accounting policy; monitoring of the improvement of book-keeping and managerial accounting techniques and of the introduction of the Company's record-keeping in accordance with the International Accounting Standards;

         27.7.14 establishment of standing or ad hoc committees (for consideration of certain matters related to the preparation of Management Board resolutions) under the Management Board which are not independent bodies of the Company; approval of regulations thereon;

         27.7.15 determination of the amount of personal quarterly compensation to each member of the Management Board as proposed by the Management Board Chairman; and

         27.7.16 approval of internal control procedures.

         The Management Board of the Company may also decide on other matters pertaining to the management of the Company's current operations, based on instructions from the Board of Directors, or as proposed by the General Director of the Company, except decisions on matters delegated to the competence of the General Shareholders Meeting or the Board of Directors of the Company.

         27.8 The Management Board shall hold its meetings as necessary.

         Minutes shall be kept at the meetings of the Management Board.

         The General Director shall arrange for the meetings of the Management Board and sign their minutes.

         27.9 The person performing the functions of the General Director and members of the Management Board may only hold office in other organizations with the consent of the Board of Directors of the Company.

         The rights, duties, amount of remuneration, term of office and liability of members of the Management Board shall be determined under an agreement between each member of the Management Board and the Company. Such agreements shall be signed by the General Director on the Company's behalf.

         27.10 Matters concerning the legal status of the General Director and members of the Management Board that are not covered hereunder shall be determined pursuant to the Regulations on the General Director and the Regulations on the Management Board, approved at the General Shareholders Meeting by a simple majority vote among those participating in the meeting.



  Article 28. Control over the Company's Financial and Business Operations

         28.1 With a view to control the Company's financial and business operations, the Company shall establish the Auditing Commission, a special structural subdivision exercising internal control functions, and approve an external auditor.

         28.2 The Auditing Commission shall be the Company's autonomous controlling body elected at the annual General Shareholders Meeting for the period until the next annual General Shareholders Meeting and consisting of three (3) members.

         28.3 The powers of any or all members of the Auditing Commission may be terminated early by a decision made at the General Shareholders Meeting, on the grounds and in the order provided for under the Regulations on the Auditing Commission.

         In the event the membership of the Auditing Commission decreases to less than two, the Board of Directors shall convene an extraordinary General Shareholders Meeting to elect a new Auditing Commission.

         The remaining member of the Auditing Commission shall only perform his/her functions pending the election of a new Auditing Commission at the extraordinary General Shareholders Meeting.

         In the event of early termination of the powers of the Auditing Commission the powers of the new Auditing Commission shall be valid until the next annual General Shareholders Meeting.

         28.4 Membership in the Auditing Commission may be held by a shareholder or by any person proposed by a shareholder or the Board of Directors in the event no candidates or an insufficient number of candidates are proposed by shareholders for membership in the Auditing Commission. Members of the Auditing Commission may not simultaneously serve as members of the Board of Directors, General Director, members of the Management Board or the liquidation commission.

         28.5 The Auditing Commission shall elect a Chairman and a Secretary from among its members.

         28.6 The following falls within the competence of the Auditing
         Commission:

- verification of the accuracy of the data contained in statements and other financial documents of the Company;

- discovery of violations of the procedures determined under legal acts of the Russian Federation for the bookkeeping and submission of financial statements;

- verification of compliance with legal norms in the calculation and payment of taxes;

- discovery of violations of legislation of the Russian Federation governing the business operations of the Company;

- evaluation of the economic expediency of the Company's business transactions.

         28.7 Inspection (audit) of the Company's business operations shall be performed on the basis of the Company's annual performance results.

         An inspection (audit) of the Company's business operations shall also be performed on the initiative of:

-        the Auditing Commission of the Company;

-        the General Shareholders Meeting;

-        the Board of Directors of the Company;

- or at the request of a shareholder/s holding, in aggregate, at least ten (10) percent of the Company's voting shares on all matters within the competence of the General Shareholders Meeting, as of the date of the request.

         The shareholders initiating the inspection (audit) shall furnish the Company, addressed to the Chairman of the Auditing Commission, with a request in writing which shall contain: the full name of the shareholder(s), information on the number and category (class) of its (their) shares in the Company and the signature of the shareholder or its authorized representative. If the request is signed by a shareholder's representative, the request shall be accompanied by a notarized copy of the power of attorney, including one subdelegated, or other statutory evidence in writing of the representative's powers.

         The Auditing Commission may refuse to conduct an inspection (audit) in the event that:

- the shareholder(s) making the request does (do) not hold the number of the Company's voting shares required as of the date the request is made (received by the Company);

- the request is initiated by persons not registered in the register of shareholders, including via a nominee holder, and (or) not authorized to represent the relevant shareholders;

- the request does not comply with this Charter or with applicable legislation of the Russian Federation.

         28.8 At the request of the Auditing Commission, officers of the Company's governing bodies shall present documents on the business operation of the Company.

         28.9 The Auditing Commission shall have the right to request the convening of an extraordinary General Shareholders Meeting in accordance with the procedure provided for hereunder.

         28.10 In order to reflect the inspection of the business operation of the Company, the Auditing Commission shall draw up an opinion to contain:

- confirmation of the authenticity of the data contained in the Company's statements and other financial documents;

- information of the actual instances of violations of the statutory Russian Federation procedure for the keeping of accounts and the submission of financial statements, as well as violations of legal acts of the Russian Federation in the conduct of business.

         28.11 With a view to assure continuous internal control over the performance of any business operations, the Company shall establish a special structural subdivision independent of the Company's executive bodies and controlled directly by the Board of Directors of the Company

         The functions of the said structural subdivisions, its regulations, the procedure for the appointment of its employees and the requirements to them shall be determined under an internal document approved by the Board of Directors of the Company.

         28.12 An individual or a properly licensed audit firm may be the Company's External Auditor. The External Auditor shall, under the terms of the agreement made with it, inspect the conduct of business in accordance with legal acts of the Russian Federation.

         28.13 With a view to verify and approve the correctness of its annual financial statements, the Company shall annually engage an external auditor not connected with the Company or its shareholders by property-related interests.

          The External Auditor of the Company shall be approved by the General Shareholders Meeting. The amount to be paid for the services of the External Auditor shall be determined by the Board of Directors.



             Article 29. Acquisition by the Company of Placed Shares

         29.1 The Company shall have the right to acquire its placed shares in the manner provided for hereunder in the following instances:

                29.1.1 by a decision made at the General Shareholders Meeting to reduce the charter capital of the Company by acquiring a part of the placed shares so as to reduce their total number;

                29.1.2 by a decision of the Board of Directors, approved by a simple majority of votes of those taking part in the meeting of the Board of Directors. The Board of Directors may not take such decision if the par value of the Company's outstanding shares is less than ninety (90) percent of the Company's charter capital.

         29.2 In the event the decision to acquire shares is made at the General Shareholders Meeting, such decision shall determine:

-        the categories (classes) of the shares to be acquired;

-        the number of shares of each category to be acquired;

- the share acquisition price which shall be determined on the basis of the market value of the shares, determined by the Board of Directors under the applicable laws of the Russian Federation;

-        the form of payment for the shares, which may only be in cash;

- the term for payment of the shares which may not exceed three months from the moment the shares are acquired; and

-        the period within which the shares are to be acquired.

         29.3 As it formulates the agenda for the General Shareholders Meeting in which it is to consider the reduction of the Company's charter capital by acquiring part of the placed shares in order to reduce their total number, the Board of Directors shall propose at the General Shareholders Meeting all of the terms of the decision provided for under Clause 29.2 of this Charter.

         29.4 In the event the decision to acquire shares in accordance with this charter is made by the Board of Directors, such decision shall specify all of the terms and comply with all of the requirements provided for under Clause
29.2 hereof. The number of the shares to be acquired may not exceed the number as a result of the approval of which the par value of the Company's outstanding shares, upon such acquisition, may be less than ninety (90) percent of its charter capital.

         29.5 At least thirty (30) days before the commencement of the period within which the shares are to be acquired, the Company, acting through its General Director, shall notify the holders of the categories (classes) of shares it has decided to acquire.

         Such notice shall contain the following information:

-        the official name and location of the Company;

-        the categories (classes) of shares to be acquired;

-        the number of shares to be acquired in each category (class);

-        the acquisition price of the shares;

-        the form of and term for the payment for the shares;

- the officially established date for the commencement of the share acquisition;

- the officially established date for the completion of the share acquisition; and

- the address to which a completed, written shareholder's offer to sell such shareholder's shares to the Company may be delivered.

         Such notice shall be accompanied by a special form, purposely designated for a shareholder's written offer to sell its shares to the Company.

         Such notice shall be given by registered mail addressed as specified in the list of shareholders and nominee holders of the Company prepared as of the date on which the decision to acquire shares is made by the General Shareholders Meeting or the Board of Directors. In the event a nominee shareholder is registered in the register of shareholders of the Company, such notice shall be delivered to the nominee shareholder.

         The responsibility for the forwarding of such notice to the shareholder shall rest with the nominee holder and shall be governed under the agreement between the nominee holder and his client.

         29.6 Each shareholder holding shares of the categories (classes) to be acquired shall have the right to sell them and the Company shall acquire such shares.

         29.7 A shareholder holding shares of the categories (classes) to be acquired may within the set term deliver to the Company a filled-out offer to sell its Company shares.

         The offer shall be sent by registered mail or personally delivered to the Company at the address specified in the notice. The shareholder shall have the notice specify the banking details to which the Company shall transfer the monies for the shares acquired from the shareholder.

         The date on which the Company receives the request shall be deemed to be the date of request.

         29.8 In the event the total number of shares offered to the Company exceeds the number of shares the Company may acquire pursuant to the decision of the General Shareholders Meeting or the Board of Directors, shares shall be acquired from shareholders pro rata to the offers made.

         29.9 A shareholder's completed form of an offer, in writing, to sell such shareholder's shares to the Company is considered to be the acceptance of the Company's offer to acquire the specified number of such shares and the order of transfer to the Company Registrar to make amendments to the register of shareholders of the Company with respect to the number of shares to be acquired by the Company.

         29.10 Within fifteen (15) days of the established final day of acceptance of the shareholders' offers to sell shares, the Board of Directors shall:

-        decide on the number of shares to be acquired from each shareholder;

- oblige the Company, through the General Director, to pay for the shares being acquired in the manner and within the terms determined in the decision to acquire shares;

- furnish the Company Registrar with the necessary documents for introducing of relevant amendments to the register of shareholders.

         29.11 Shares acquired by the Company pursuant to the decision taken at the General Shareholders Meeting to reduce the charter capital by acquiring shares in order to reduce their total number shall be redeemed at acquisition. The charter capital of the Company shall be reduced and relevant amendments to this Charter shall be made in accordance with the procedure provided for under
Article 7 hereof for such instances.

         29.12 Shares acquired by the Company by a decision of the Board of Directors shall not vote, shall not be counted in the determination of the quorum or tallying of votes at the General Shareholders Meeting, and shall earn no dividends. Such shares shall be sold by the Company, via the General Director, within one year of their acquisition; otherwise the General Shareholders Meeting shall decide to reduce the charter capital of the Company in the manner provided for under Article 7 of this Charter for such instances.

         29.13 The Company may not acquire its placed shares for any purpose:

-        pending full payment of the entire charter capital of the Company;

- if, as of the moment of their acquisition, the Company shows signs of insolvency (bankruptcy) as defined under the legal acts of the Russian Federation on the insolvency (bankruptcy) of enterprises or if such signs appear as a result of the acquisition of such shares;

- if, as of the moment of their acquisition, the value of the Company's net assets is, or as a result becomes, less than its charter capital and reserve fund and the amount by which the liquidation value of the placed preferred shares exceeds the par value as determined hereunder;

- pending the repurchase of all the shares submitted for repurchase in accordance with Article 30 hereof.

         29.14 The Company may not decide to acquire part of its placed shares in order to reduce their total number if, as a result, consequences provided for under Clause 7.7 hereof may arise.

         29.15 The number of shares acquired to reduce their total number may not violate the ratio between the Company's ordinary and preferred shares as determined under Clause 5.2 hereof.



             Article 30. Repurchase by the Company of Placed Shares

         30.1 Shareholders holding voting shares shall have the right to request that the Company repurchase all or part of their shares in the event the General Shareholders Meeting makes the following decisions:

-        on the Company's reorganization; or

- on the approval of a major transaction with respect to property with a value exceeding fifty (50) percent of the book value of the Company's assets as of the date the decision on such a transaction is made; and

- if they voted against such decisions or did not take part in the voting.

         30.2 Shareholders who failed to furnish the Company with proxy cards within the time frame determined hereunder shall be deemed not to have taken part in the vote, regardless of the form in which the meeting was held.

         With a view towards assuring the right of shareholders to request that the Company repurchase their shares, proxy cards in which the options "for" and "abstained" are expressly crossed out and only the option "against" is left, shall be deemed to be "against." Invalid proxy cards shall not be deemed "against" in such instances.

         30.3 The list of shareholders entitled to request that the Company repurchase their shares shall be drawn up on the basis of the data of the register of shareholders of the Company as of the date of preparation of the list of those entitled to take part in the General Shareholders Meeting with an agenda including issues which, if voted on in accordance herewith, may give rise to the right to request repurchase of shares.

         30.4 The Company shall repurchase shares at their market value, determined by the Board of Directors in the manner provided for under the applicable laws of the Russian Federation without regard for changes resulting from the Company's actions, which gave rise to the right to request evaluation and repurchase of shares.

         30.5 In the event the agenda of the General Shareholders Meeting includes items which, if voted on in accordance herewith, may give rise to the shareholders' right to request that the Company repurchase shares, the language of the announcement of such a General Shareholders Meeting shall also contain the following information:

- the shareholders' right to request that the Company repurchase their shares;

-        the price of the shares to be repurchased; and

-        the procedure for and timeframe for such repurchase.

         In such instances, the announcement of the General Shareholders Meeting shall be accompanied by a special form of shareholder request that the Company repurchase such shareholder's shares.

         The form of the request shall be approved by the Board of Directors of the Company.

         30.6 A shareholder shall have the right to deliver its completed form of request, in writing, so that the Company repurchases its shares within forty-five (45) days of the date the relevant decision is made by the General Shareholders Meeting.

         The request shall be sent by registered mail or delivered personally to the Company at the address specified in the announcement of the General Shareholders Meeting.

         The date on which the request is mailed or directly delivered shall be deemed to be the date when the request was sent by mail or actually submitted.

         30.7 A shareholder's completed form of request, in writing, that its shares be repurchased shall constitute acceptance of the Company's offer to repurchase the specified number of such shares and the order of transfer to the Company registrar to make amendments to the register of shareholders of the Company with respect to the number of shares to be repurchased by the Company.

         30.8 The total amount of cash channeled by the Company into the repurchase of shares may not exceed ten (10) percent of the value of the Company's net assets as of the date of the decision that enabled shareholders to request that the Company repurchase their shares.

         In the event the total number of shares requested to be repurchased exceeds the number of shares which the Company may repurchase in view of the above restriction, shares shall be repurchased from the shareholders, pro rata to the requests made.

         30.9 Within thirty (30) business days of the final date for the acceptance of written shareholders' requests that their shares be repurchased, the Board of Directors shall decide on the number of shares to be repurchased from each shareholder and so notify the registrar of the Company.

         30.10 Shares repurchased by the Company in the event of its reorganization shall be redeemed at repurchase. Shares repurchased by the Company in other instances provided under Clause 30.1 hereof shall be at the disposal of the Company. Such shares shall not vote, shall not be counted in the tallying of the quorum or voting results at the General Shareholders Meeting and shall not earn dividends. Such shares shall be sold within one year of the time of their repurchase; otherwise the General Shareholders Meeting shall decide to reduce the charter capital of the Company by redeeming such shares.



                         Article 31. Major Transactions

         31.1 The following transactions (including borrowing, lending, pledging and surety transactions) shall be deemed to be major transactions:

         a transaction or a series of interrelated transactions connected with the acquisition, alienation or possible alienation by the Company, directly or indirectly, of property with a value of 25 or more percent of the book value of the Company's assets determined according to its accounting statements as of the latest reporting date except transactions performed in the usual course of business, transactions related to the placement by subscription (sale) of the Company's ordinary shares and transactions related to the placement of issued securities and convertible into the Company's ordinary shares.
         31.2 The price of the property (services) to be alienated or acquired (the market value of such property) under a major transaction, including subsequent alienation or acquisition, shall be determined by the Board of Directors in the manner provided for under the applicable laws of the Russian Federation.

         31.3 The decision on the approval, including subsequent approval, of a major transaction with respect to property valued at twenty-five (25) to fifty
(50) percent of the book value of the Company's assets shall be made by the Board of Directors by a unanimous vote of the members of the Board of Directors taking part in the meeting or voting by absentee vote. The votes of retired members of the Board of Directors shall be disregarded.

         In the event no unanimity of the Board of Directors on the approval of a major transaction is achieved, the Board of Directors may decide to submit the matter of such a major transaction to the General Shareholders Meeting for decision.

         In such instances the decision to approve a major transaction shall be made by a majority of votes of the shareholders holding voting shares and taking part in the General Shareholders Meeting.

         31.4 The decision on the approval, including subsequent approval, of a major transaction with respect to property valued over fifty (50) percent of the book value of the Company's assets shall be made at the General Shareholders Meeting by a three-quarters majority of votes of the shareholders holding voting shares and taking part in the General Shareholders Meeting.

         31.5 In the event a major transaction is also an interested party transaction, only the provisions of Article 32 hereof shall apply.



                    Article 32. Interested Party Transaction

         Transactions (including borrowing, lending, pledging and surety transactions) in which a member of the Board of Directors, the person performing the functions of the Company's individual executive body (including the provisional individual executive body of the Company, managing company or manager), a member of the Management Board of the Company or a shareholder holding, together with its affiliates, twenty (20) or more percent of the Company's voting shares or the person entitled to issue binding instructions to the Company, i.e., predominantly participating in the charter capital of OAO Rostelecom or having a relevant agreement with OAO Rostelecom pursuant to which, or pursuant to the OAO Rostelecom Charter, such person is entitled to issue binding instructions to OAO Rostelecom, who's interests shall be performed by the Company in accordance with the provisions of this Article.

         Such persons shall be deemed interested in the Company's transaction if such persons, their spouses, parents, children, brothers, sisters, half-brothers, half-sisters, adoptive parents, adoptees and/or any of their affiliates:

- are a party to, beneficiaries of, intermediaries or representatives in such transaction;

- hold (each separately or in aggregate) twenty (20) or more percent of the voting shares (interest or equity participation) in a legal entity which is a party to, beneficiary of, intermediary or representative in such transaction; or

- hold positions in the governing bodies of a legal entity which is a party to, beneficiary of, intermediary or representative in such transaction.

         The provisions of this Article of this Charter shall not apply and decision-making to approve the transaction by the Board of Directors or the General Shareholders Meeting of the Company under this Article shall not be required:

- with respect to transactions in which all Company's shareholders are interested;

- with respect to the exercise of the preemptive right to acquire shares placed by the Company;

- with respect to the acquisition and repurchase by the Company of placed shares;

- with respect to the reorganization of the Company in the form of merger (accession) if the other company involved in the merger (accession) holds more than three-quarters of all of the Company's placed voting shares.

         32.2 The persons specified in Clause 32.1 hereof shall notify the Board of Directors, the Auditing Commission and the External Auditor of the Company:

- of the legal entities in which they hold, separately or jointly with their affiliate(s), twenty (20) or more percent of voting shares (interest, equity participation);

-        of the legal entities in governing bodies of which they serve; and

- of the transactions they are aware of, which they are performing or are to perform and in which they may be recognized as interested parties.

         32.3 The decision on the approval of an interested party transaction shall be made by the Board of Directors or the General Shareholders Meeting in the manner provided for under the Federal Law of the Russian Federation "On Joint Stock Companies".

         In the event all members of the Board of Directors are recognized as parties interested in a transaction and/or are not disinterested directors, the Board of Directors may, by a majority of votes of the members of the Board of Directors present at the meeting or taking part in the absentee vote, submit the matter of the approval of such transaction and determination of the market value of such property to the General Shareholders Meeting of the Company for consideration.

         32.4 An interested party shall be liable to the Company for the amount of losses inflicted by it on the Company. In the event several parties are so liable, their liability to the Company shall be joint and several.

         32.5 Transactions with legal entities in which Company employees are participants (shareholders, members, contributors, etc.), members of governing bodies or employees shall be performed by decision of the Company's governing body so authorized under the Company's internal regulations and, in the absence of such decision, may be declared invalid.



                             Article 33. Affiliates

         33.1 A person shall be recognized as an affiliate in accordance with the requirements of the laws of the Russian Federation.

         33.2 The affiliates of the Company shall notify the Company, in writing, of the amount of Company shares they hold, specifying the number and categories (classes) of such shares, within ten (10) days of the date of acquisition of such shares.

         33.3 In the event the Company sustains a loss of property as a result of the failure of an affiliate to provide such information or as a result of a delay in its provision, the affiliate shall be liable to the Company for the loss so inflicted.

         33.4 The Company shall have its affiliates recorded and information about them disclosed in accordance with the requirements of the laws of the Russian Federation.



                 Article 34. Company's Bookkeeping and Accounts

         34.1 The Company shall keep its books and submit financial statements in accordance with the procedure determined under the legal acts of the Russian Federation. The Company shall keep centralized books to produce financial results for the Company as a whole; branches shall not have separate independent balance sheets of their own.

         34.2 The General Director shall be responsible under the legal acts of the Russian Federation for the organization, status and authenticity of the Company's books, prompt submission of the annual statement and other provided financial statements to the relevant authorities and the providing of information on the operations of the Company to the shareholders and creditors and disclosed in accordance with the laws of the Russian Federation.

         34.3 The accounting policy and the organization for the circulation of documents within the Company and its branches and representative offices shall be determined under an order issued by the General Director.

         34.4 The fiscal year of the Company shall be from 1 January to 31 December.

         34.5 The accuracy of the data contained in the annual statement of the Company and in its annual accounting statements shall be confirmed by the Auditing Commission of the Company.

         Prior to the publication by the Company of the above documents, the Company shall engage an External Auditor without any property-related connections with the Company or its shareholders in order to annually verify and confirm the Company's annual financial statements.

         34.6 The Company's annual statements shall be subject to preliminary approval by the Board of Directors at least thirty (30) business days prior to the deadline for the acceptance of proxy cardsat the annual General Shareholders Meeting.

         34.7 The Company shall disclose the information provided for under Clause 92.1 of the Federal Law of the Russian Federation "On Joint Stock Companies."



                         Article 35. Company's Documents

         35.1 The Company shall keep the following documents:

- this Charter, duly registered amendments and additions hereto, the resolution on the establishment of the Company and the certificate of the Company's state registration;

- documents evidencing the Company's rights to the property on its balance sheet;

- Company internal regulations approved by the General Shareholders Meeting and other governing bodies of the Company;

-        regulations on the Company's branches and/or representative offices;

-        annual statements;

-        prospectuses for the issuing of Company shares;

-        accounting records;

-        accounting statements submitted to relevant authorities;

- minutes of General Shareholders Meeting of the Company and meetings of the Board of Directors, the Auditing Commission and the Management Board of the Company;

-        lists of the Company's affiliates;

- opinions of the Auditing Commission, the External Auditor of the Company and state and municipal financial supervision authorities;

-        proxy cards;

- powers of attorney (copies of powers of attorney) issued to the shareholders' representatives for participation in the General Shareholders Meeting of the Company;

- reports of independent assessors on matters to be reported on by an independent assessor in accordance with this Charter and the laws of the Russian Federation;

- lists of persons entitled to take part in the General Shareholders Meeting and entitled to receive dividends, as well as other lists drawn up by the Company for the shareholders to exercise their rights in accordance with the requirements of the Federal Law of the Russian Federation "On Joint Stock Companies";

- issuer's quarterly reports and other documents containing information to be published or otherwise disclosed in accordance with the the laws; and

- other documents provided for under the Company's internal regulations, resolutions of the General Shareholders Meeting, the Board of Directors and the Company's executive bodies, as well as documents provided for under the laws and other legal acts of the Russian Federation.

         35.2 The Company shall keep the documents provided for under Clause
35.1 hereof at the location of its executive body or at another location known and accessible to the Company's shareholders, creditors and other interested parties.

         35.3 Copies of the documents specified in Clause 35.1 hereof shall be provided upon request containing information about the full name and passport data of the requesting party (full name, location and state registration details for a legal entity), number of the individual account in the register of shareholders of the Company, number and categories (classes) of its shares and title of the document requested or its copy; such copies shall be provided in the manner and within the terms established under the Company's internal regulations.



                    Article 36. Reorganization of the Company

         36.1 The Company may be voluntarily reorganized by a decision of the General Shareholders Meeting.

         Other grounds and procedures for the Company's reorganization shall be determined under the current laws of the Russian Federation.

         36.2 The Company may be reorganized by way of merger, accession, division, spin-off or transformation into a different organizational and legal form in the manner provided for under the Federal Law of the Russian Federation "On Joint Stock Companies."

         36.3 Aside from instances of reorganization in the form of accession, the Company shall be deemed reorganized as of the moment of state registration of the newly established legal entities.

         In the event of the Company's reorganization by way of accession to another company, the former shall be deemed reorganized as of the moment the state registration authority makes an entry on the winding up of the acceded company in the unified state register of legal entities.

         36.4 In the event of the Company's reorganization, relevant amendments shall be made to this Charter, and an acknowledgment of transfer or a separate balance sheet shall be drawn up.

         The acknowledgment of transfer or separate balance sheet shall contain a provision on succession with respect to all of the Company's obligations and all of its creditors and debtors.

         The acknowledgment of transfer or separate balance sheet shall be approved at the General Shareholders Meeting by a majority of votes of the holders of the Company's voting shares taking part in the meeting.

         36.5 Within thirty (30) calendar days of the date of the decision to reorganize or, in the event of the Company's reorganization in the form of merger or accession, within 30 days of the date the decision on such reorganization is made by the last company involved in such merger or accession, the Company shall give notice of this in writing to its creditors and publish an announcement of the Company's decision on reorganization in a publication which publishes information on the state registration of legal entities. A creditor shall have the right to claim early termination or performance of the Company's obligations and reimbursement of related damages by giving notice in writing within thirty (30) calendar days of the date the Company notifies the creditor of the reorganization or within thirty (30) calendar days of the date the announcement of the Company's decision to reorganize is published.

         In the event the acknowledgment of transfer or separate balance sheet makes it impossible to determine the Company's successor, the legal entities established as a result of such reorganization shall be jointly and severally liable for the obligations of the Company to its creditors.



                     Article 37. Liquidation of the Company

         37.1 The Company may be liquidated voluntarily by decision of the General Shareholders Meeting or by court decision in the instances and in the manner provided for under the current laws of the Russian Federation.

         37.2 In the event of the Company's voluntary liquidation, the Board of Directors shall submit the matter of the Company's liquidation and appointment of a liquidation commission to the General Shareholders Meeting for decision.

         The General Shareholders Meeting shall decide to liquidate the Company and appoint a liquidation commission with a numerical membership equal to that of the Board of Directors, as determined hereunder.

         In the event of involuntary liquidation, the liquidation commission may be appointed by the court which shall also determine its numerical membership.

         37.3 As of the moment of its appointment, the liquidation commission shall assume all of the powers to manage the affairs of the Company. The liquidation commission shall represent the Company in court.

         The liquidation commission shall be liable under the norms of the Russian Federation's civil law for losses inflicted on the Company, its shareholders and third parties.

         37.4 The liquidation commission shall publish an announcement of the Company's liquidation and the procedure and deadline for the filing of claims by its creditors. Such announcement shall be published in publications which publish information on the registration of legal entities. The term for the filing of creditors' claims may not be less than two months from the date of publication of the announcement of the Company's liquidation.

         37.5 In the event the Company has no obligations to creditors as of the moment the decision to liquidate the Company is made, its property shall be distributed among the shareholders in accordance with Clause 10.4.3 hereof.

         37.6 The liquidation commission shall take steps to identify its creditors and to recover accounts receivable and shall notify its creditors in writing of the Company's liquidation.

         37.7 Upon the expiration of the period for the filing of creditors' claims, the liquidation commission shall draw up an interim liquidation balance sheet which shall contain information on the composition of the Company's property, the claims filed by creditors and the results of their consideration.

         The interim liquidation balance sheet shall be approved by the General Shareholders Meeting with the consent of the Company's state registration authority.

         37.8 In the event the value of the Company's property is insufficient for settlements with all of the Company's creditors, and in the event of its voluntary liquidation, the liquidation commission Chairman appointed by the General Shareholders Meeting shall apply to an arbitrazh court requesting that a simplified procedure for the bankruptcy of a debtor being liquidated be applied to the Company.

         37.9 Payments of cash amounts to the Company's creditors shall be made by the liquidation commission in the order determined under Clause 64.1 Civil Code of the Russian Federation.

         37.10 Upon completion of settlements with the creditors, the liquidation commission shall draw up a liquidation balance sheet to be approved by the General Shareholders Meeting with the consent of the Company's state registration authority.

         37.11 Company property that remains after the completion of settlements with the creditors shall be distributed by the liquidation commission among the shareholders in the following order of priority:

- first, payments shall be made on shares to be repurchased in accordance herewith;

- second, payments shall be made of dividends accrued but not paid of Class A preferred shares and the par value of Class A preferred shares (liquidation value of Class A preferred shares) shall be paid; and

- third, Company property shall be distributed among the shareholders holding ordinary shares and Class A preferred shares with due regard for the previously paid par value of Class A preferred shares.

         37.12 Property within each category shall be distributed after distribution of property within the previous category is completed.

         In the event the Company's property is insufficient for the payment of accrued but not paid dividends and the liquidation value as determined hereunder to all of the shareholders holding preferred shares, the property shall be distributed among the shareholders holding preferred shares pro rata to the number of their shares.

         37.13 Liquidation of the Company shall be deemed completed and the Company shall be deemed to have ceased to exist as of the moment the state registration authority (registration authority) makes a relevant entry in the unified state register of legal entities.

                             Exhibit to the Charter
                   of the Open Joint Stock Company Rostelecom
             for Long-Distance and International Telecommunications


                                      LIST
                     of Branches and Representative Offices
                   of the Open Joint Stock Company Rostelecom
             for Long-Distance and International Telecommunications

1. Branches:

1.1 North-Western Branch of OJSC Rostelecom (St. Petersburg);

1.2 Volga Branch of OJSC Rostelecom (Samara);

1.3 Siberian Branch of OJSC Rostelecom (Novosibirsk);

1.4 Southern Branch of OJSC Rostelecom (Rostov-on-Don);

1.5 Urals Branch of OJSC Rostelecom (Yekaterinburg);

1.6 Far Eastern Branch of OJSC Rostelecom (Khabarovsk);

1.7 Central Branch of OJSC Rostelecom (Moscow);

1.8 Main Center for the Management of Long-Distance Communications and Television (GTsUMS) (Moscow);

1.9 Long-Distance and International Telephone (MMT) (Moscow);

1.10 Training and Production Center (UPTs RT) (Bekasovo, Naro-Fominsk District, Moscow Oblast).

2. Representative Offices:

2.1 Representative Office in Geneva (Rue de Lausanne 94, 1202 Geneva, Switzerland);

Representative Office in Yerevan, Republic of Armenia (Yerevan, 375010, Nalbadyana, 28).


General Director                                        S.I. Kuznetsov

                                                        Exhibit 4



                                                         APPROVED
                                            by the General Shareholders Meeting
                                            of OAO Rostelecom on 15 June 2003
                                            Minutes No. __ dated __ June 2003













                                   REGULATIONS

                     on the General Shareholders Meeting of
          the Open Joint Stock Company Long-Distance and International
                        Telecommunications ROSTELECOM

                             Restated version No. 2



















                                     Moscow
                                      2003

         These Regulations on the General Shareholders Meeting (hereinafter, these "Regulations") shall, in accordance with the Civil Code of the Russian Federation, the Federal Law "On Joint Stock Companies" and the Charter of the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (hereinafter, the "Company"), govern the procedure for the conduct of the General Shareholders Meeting and other matters in connection with the preparation for and holding of, the annual and extraordinary General Shareholders Meetings of the Company.

1. GENERAL SHAREHOLDERS' MEETING: TYPES, FORMS AND TERMS OF HOLDING

1.1 The General Shareholders Meeting shall be the supreme governing body of the Company.

1.2      The Company shall annually hold the annual General Shareholders
         Meeting.

         At the annual General Shareholders Meeting, the following matters shall be decided upon:

-        election of the Board of Directors of the Company;

-        election of members of the Auditing Commission of the Company;

-        approval of the external auditor of the Company;

- approval of annual reports, annual accounting statements, including the profit and loss statement/s (profit and loss accounts) of the Company, and distribution of profits, including payment (declaration) of dividends, and losses of the Company as per the results of the financial year;

- decision-making on other matters relegated to the competence of the General Shareholders Meeting.

1.3 General Shareholders Meetings convened aside from the annual meeting shall be extraordinary meetings.

         An extraordinary General Shareholders Meeting shall be held upon decision of the Board of Directors on its own initiative or at the request of the Auditing Commission of the Company, of the external auditor of the Company or of a shareholder/s holding at least 10 percent of the Company's voting shares as of the date of the request, in accordance with the procedure established hereunder.

1.4      The General Shareholders Meeting may be held in the form of:

- a meeting, i.e., collective presence of shareholders to discuss items on the agenda and decide on the items put to a vote;

-        absentee voting.

         A General Shareholders Meeting with an agenda including the election of the Board of Directors of the Company, election of the Auditing Commission of the Company, approval of the external auditor of the Company, approval of annual reports and annual accounting statements, including profit and loss statements (profit and loss accounts) of the Company, and matters concerning distribution of profits, including payment (declaration) of dividends, and losses of the Company as per the results of the fiscal year may not be held in the form of absentee voting.

1.5 The annual General Shareholders Meeting shall be held no sooner than four months and no later than six months from the end of the financial year.

1.6 An extraordinary General Shareholders Meeting convened at the request of the Audit Commission of the Company, the external auditor of the Company or a shareholder/s holding at least 10 percent of the Company's voting shares shall be held within 40 days from the moment of submission of the request for the convocation of an extraordinary General Shareholders Meeting.

1.7 An extraordinary General Shareholders Meeting convened at the request of the Auditing Commission of the Company, the external auditor of the Company or a shareholder/s holding at least 10 percent of the Company's voting shares with an agenda including election of members of the Board of Directors of the Company shall be held within 70 days from the moment of submission of the request for the convocation of an extraordinary General Shareholders Meeting.

1.8 In the event the number of members of the Board of Directors of the Company is below the number constituting a quorum for meetings of the Board of Directors of the Company, the extraordinary General Shareholders Meeting convened by decision of the Board of Directors of the Company on its own initiative to decide on the election of the Board of Directors of the Company shall be held within 70 days from the moment of adoption by the Board of Directors of the Company of the decision to hold such a meeting.

1.9 Except for the case specified in Section 1.8 hereof, an extraordinary General Shareholders Meeting convened by decision of the Board of Directors of the Company on its own initiative to decide any matters within the competence of the General Shareholders Meeting, including

- early termination of the powers of the Board of Directors of the Company and election of the Board of Directors of the Company (when the number of members of the Board of Directors of the Company is not below the quorum for holding meetings of the Board of Directors of the Company);

- election of the Board of Directors of the Company (when the Board of Directors was not elected for any reason);

         shall be held within the period determined by the Board of Directors of the Company with due regard for the requirements of applicable law and the Company Charter.

2. PROCEDURE FOR THE SUBMISSION OF PROPOSALS ON THE INCLUSION OF ITEMS IN THE AGENDA OF THE ANNUAL GENERAL SHAREHOLDERS MEETING AND ON THE NOMINATION OF CANDIDATES TO THE COMPANY'S BODIES ELECTED BY THE GENERAL SHAREHOLDERS MEETING AND FOR THE SUBMISSION OF A REQUEST FOR THE CONVOCATION OF AN EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

2.1 Proposals on the inclusion of items in the agenda of the annual General Shareholders Meeting, proposals on the nomination of candidates to the Company's bodies elected by the General Shareholders Meeting and requests for the convocation of an extraordinary General Meeting may be submitted:

- by mailing same to the legal address of the Company as specified in the Company Charter; or

- by delivery against signature to the person performing the functions of the single-person executive body of the Company, the Chairman of the Board of Directors of the Company or another person authorized under the Company's internal documents to accept correspondence in writing addressed to the Company.

2.2 A proposal on the inclusion of items in the agenda of the annual General Shareholders Meeting and a proposal on the nomination of candidates to the Company's bodies elected by the General Shareholders Meeting shall contain the information provided for under Article 53 of the Federal Law "On Joint Stock Companies."

         A request for the convocation of an extraordinary General Shareholders Meeting shall contain the information provided for under Article 55 of the Federal Law "On Joint Stock Companies."

         Relevant requirements of Article 53 of the Federal Law "On Joint Stock Companies" shall apply to a proposal on the nomination of candidates to the Company's bodies elected by the General Shareholders Meeting contained in a request for the convocation of an extraordinary General Shareholders Meeting.

2.3 A proposal to the agenda of the annual General Shareholders Meeting, a proposal on the nomination of candidates to the Company's bodies elected by the General Shareholders Meeting and a request for the convocation of an extraordinary General Meeting shall be deemed submitted by the shareholders (shareholders' representatives) who signed them.

2.4 The percentage of voting shares held by the shareholder/s proposing an item of the agenda of the annual General Shareholders Meeting and/or nominating candidates to the Company's bodies elected by the General Shareholders Meeting shall be determined as of the date such proposal is submitted.

         The percentage of voting shares held by the shareholder/s requesting the convocation of an extraordinary General Meeting shall be ascertained as of the date such request is submitted.

2.5 If a proposal to the agenda of the annual General Shareholders Meeting, a proposal on the nomination of candidates to the Company's bodies elected by the General Shareholders Meeting or a request for the convocation of an extraordinary General Meeting is signed by a shareholder's representative, attached to such proposal (request) shall be a power of attorney (duly certified copy of a power of attorney) containing such information about the representative and the principal as shall be contained, under the Federal Law "On Joint Stock Companies" and these Regulations, in a power of attorney for voting drawn up in accordance with the requirements of the Federal Law "On Joint Stock Companies" to the drawing-up of powers of attorney for voting.

         In the event a power of attorney whereunder the shareholder's representative who signed the proposal or request is acting has been issued by way of sub-delegation, in addition to from the duly certified copy of such power of attorney the proposal (request) shall be accompanied by a duly certified copy of the power of attorney under which the sub-delegating power of attorney was issued.

2.6 In the event a proposal to the agenda of the annual General Shareholders Meeting, a proposal on the nomination of candidates to the Company's bodies elected by the General Shareholders Meeting or a request for the convocation of an extraordinary General Meeting is signed by a shareholder (representative of a shareholder) whose rights to shares are registered in the depo account with a depositary, attached to such proposal (request) shall be an extract from such shareholder's depo account with the depositary registering the rights to such shares.

2.7 If candidates for the Board of Directors or the Auditing Commission of the Company are nominated, attached to the proposal shall be a written consent of the candidate nominated. In the event of self-nomination, the candidate's written request shall be deemed to have been received.

2.8 If a proposal on the agenda of the annual General Shareholders Meeting or a proposal on the nomination of candidates to the Company's bodies elected by the General Shareholders Meeting is mailed, the date on which such proposal is submitted shall be the date indicated in the imprint of the day stamp evidencing the date of mailing.

         If a request for the convocation of an extraordinary General Meeting is sent by unregistered mail, the date such request is submitted shall be the date indicated in the imprint of the day stamp evidencing the date of receipt of such mailed item, and if a request for the convocation of an extraordinary General Meeting is sent by registered mail, it shall be the date the mailed item is delivered to the addressee against signature.

2.9 If a proposal to the agenda of the annual General Meeting, a proposal on the nomination of candidates to the Company's bodies elected by the General Shareholders Meeting or a request for the convocation of an extraordinary General Meeting is delivered against signature, the date of delivery shall be the date such proposal or request is submitted.

2.10 The Board of Directors of the Company shall consider the proposals submitted with respect to the agenda of the annual General Shareholders Meeting or proposals submitted on the nomination of candidates to the Company's bodies elected by the General Shareholders Meeting and make relevant decisions within five days of the expiry of the period for the submission of proposals as determined under the Company Charter.

         Proposals on the agenda of the annual General Shareholders Meeting or proposals on the nomination of candidates to the Company's bodies elected by the General Shareholders Meeting received by the Company after the established deadline for the consideration of proposals shall also be considered by the Board of Directors in accordance with the procedure provided for under applicable law.

2.11 Proposals on the inclusion of items in the agenda of the annual General Shareholders Meeting, proposals on the nomination of candidates to the Company's bodies elected by the General Shareholders Meeting and requests for the convocation of an extraordinary General Shareholders Meeting received by the Company may be revoked by the persons submitting such proposals or requests. Such revocation shall be sent by any means provided for under Clause 2.1 hereof for the submission of proposals and requests. In such cases, the date the Company receives the mailed item or the date the revocation is delivered shall be deemed to be the date the revocation is received by the Company or the revocation is submitted to the Company.

3. PREPARATION FOR THE HOLDING OF A GENERAL SHAREHOLDERS MEETING

3.1 When preparing to hold a General Shareholders Meeting, the Board of Directors of the Company shall determine:

-        the form in which the General Shareholders Meeting is to be held;

- the date, location and time of the General Shareholders Meeting and the mailing address to which completed voting ballots may be sent or, if the General Shareholders Meeting is to be held in the form of absentee voting, the final date of acceptance of voting ballots and the mailing address to which completed voting ballots are to be sent;

- the time at which registration of those participating in the General Shareholders Meeting is to commence;

- the date on which the list of persons entitled to participate in the General Shareholders Meeting is to be prepared;

-        the agenda of the General Shareholders Meeting;

- the type/s of preferred shares whose holders are entitled to vote on items of the agenda of the General Shareholders Meeting;

- the procedure for notifying the shareholders of the holding of the General Shareholders Meeting;

- the list of information (materials) to be provided to the shareholders in preparation for the General Shareholders Meeting and the procedure for the provision of such information; and

-        the form and the wording of the voting ballot.

3.2 In determining the time at which General Shareholders Meeting is to be held, account should be taken of the number of items on the agenda of the meeting. The time of a meeting shall be between 9.00 a.m. and 10.00 p.m. local time.

3.3 In determining the time registration of those taking part in the General Shareholders Meeting is to commence, the number of such persons on the relevant list shall be taken into consideration.

3.4 While approving the agenda of a General Shareholders Meeting, the Board of Directors of the Company shall have the right to consolidate two or more matters within the competence of the General Shareholders Meeting into one item on the agenda of the meeting.

         Consolidation of items shall only be permitted if decision on one of such items is impossible without decision-making on other interrelated items.

         The following may not be consolidated:

-        items to be voted on by different groups of voters; and

- items to be decided by dissimilar numbers of votes cast by shareholders holding voting shares and taking part in the meeting.

4. NOTIFICATION OF THE GENERAL SHAREHOLDERS MEETING

4.1 Notice of a General Shareholders Meeting shall be given in the manner and by the deadlines determined under the Company Charter.

4.2      Notice of a General Shareholders Meeting shall specify the following:

              full official name and location of the Company;

              form in which the General Shareholders Meeting is to be held (meeting or absentee voting);

              date, location and time of the General Shareholders Meeting and the mailing address to which completed voting ballots may be sent or, in the event the General Shareholders Meeting is to be held in the form of absentee voting, the final date of acceptance of voting ballots and the mailing address to which completed voting ballots are to be sent;

              time when registration of the persons (or their representatives) participating in the General Shareholders Meeting is to commence;

              date for the preparation of the list of persons entitled to participate in the General Shareholders Meeting;

              agenda of the General Shareholders Meeting;

              procedure to be followed by representatives of persons entitled to participate in the General Shareholders Meeting to evidence their powers; and

              procedure for review of the information (materials) to be provided, in preparation for the General Shareholders Meeting, to those entitled to take part in it and the address/es where such information is made available (address (location) of the Company's single-person executive body and other addresses where such information (materials) will be available).

4.3 In addition to the information specified in Clauses 4.2 - 4.4 hereof, notice of a General Shareholders Meeting may contain other information on the procedure for shareholders' participation in the General Shareholders Meeting.

5. QUORUM AT THE GENERAL SHAREHOLDERS MEETING; RECONVENED GENERAL SHAREHOLDERS MEETING

5.1 A General Shareholders Meeting shall have the right to take decisions (have a quorum) if shareholders holding, in aggregate, more than one-half of the votes of the Company's placed voting shares, participate in such General Shareholders Meeting.

         Shareholders registered for participation and shareholders whose voting ballots were received no later than two days prior to the date of the General Shareholders Meeting shall be deemed to have participated in the General Shareholders Meeting. Shareholders whose voting ballots were received prior to the final ballot acceptance date shall be deemed to have participated in a General Shareholders Meeting held in the form of absentee voting.

5.2 In the absence of a quorum for the annual General Shareholders Meeting a reconvened General Shareholders Meeting with the same agenda shall be held. In the absence of a quorum for an extraordinary General Shareholders a reconvened General Shareholders Meeting with the same agenda may be held.

         A reconvened General Shareholders Meeting shall have the right to take decisions (have a quorum) if shareholders holding, in aggregate, at least 30 percent of the Company's placed voting shares participate in such reconvened General Shareholders Meeting.

         In the event a reconvened General Shareholders Meeting is held within less than 40 days of an adjourned General Shareholders Meeting, those entitled to participate in the General Shareholders Meeting shall be determined in accordance with the list of persons entitled to participate in the adjourned General Shareholders Meeting.

5.3 To reflect the results of the determination of the quorum on the agenda items of a General Shareholders Meeting by the Tallying Commission (the Company's Registrar performing the functions of a tallying commission), minutes on quorum determination shall be drawn up and signed by those authorized by the Tallying Commission (Registrar).

         In the event a quorum is present for a General Shareholders Meeting, the quorum determination minutes shall be drawn up within 15 days of the adjournment of the meeting or of the final date for the acceptance of voting ballots if the meeting is held in the form of absentee voting.

         In the event there is no quorum for a General Shareholders Meeting, the quorum determination minutes shall be drawn up within 15 days of the originally planned date of the adjourned meeting or the originally planned final date for the acceptance of voting ballots if the meeting was to be held in the form of absentee voting.

6. VOTING GROUPS AT THE GENERAL SHAREHOLDERS MEETING

6.1 If the agenda of a General Shareholders Meeting includes items to be voted on by different groups of voters, the quorum for decision-making on such items shall be determined separately. The absence of a quorum for decision-making on items to be voted on by one group of voters shall not prevent decision-making on items on which other groups of voters are to vote and for which the quorum is present.

6.2 Matters within the competence of the General Shareholders Meeting for which the quorum shall be determined separately shall include the following:

1) election of members of the Auditing Commission and early termination of their powers;

2) decision-making to approve interested-party transactions;

3) release of a person which, on its own or jointly with its affiliates, has acquired 30 or more percent of the Company's placed ordinary shares from the obligation to acquire shares from other shareholders of the Company;

4) reorganization of the Company;

5) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets;

6) amendments and additions to the Company's Charter restricting the rights of shareholders holding preferred shares of a certain class, including determination or increase of the amount of dividends and/or liquidation value payable on the preferred shares of the preceding priority and granting to the shareholders holding preferred shares of other classes of preferences in the priority of dividend and/or share liquidation value payment.

6.3 The right to vote at the General Shareholders Meeting on the matter specified in subclause 1 of Clause 6.1 hereof shall be granted to the shareholders holding Company's shares voting on all matters within the competence of the General Shareholders Meeting, with the exception of members of the Board of Directors of the Company and persons holding positions in the governing bodies of the Company.

         The right to vote at the General Shareholders Meeting on the matter specified in subclause 2 of Clause 6.2 hereof shall be granted to the shareholders holding Company's shares voting on all matters within the competence of the General Shareholders Meeting and having no interest in the transaction.

         The right to vote at the General Shareholders Meeting on the matter specified in subclause 3 of Clause 6.2 hereof shall be granted to the shareholders holding Company's shares voting on all matters within the competence of the General Shareholders Meeting, with the exception of any person that has, on its own, acquired 30 or more percent of the Company's placed ordinary shares and its affiliates.

         The right to vote at the General Shareholders Meeting on the matters specified in subclauses 4 and 5 of Clause 6.2 hereof shall be granted to the shareholders holding the Company's ordinary shares and to the shareholders holding the Company's preferred shares of each class.

         The right to vote at the General Shareholders Meeting on the matter specified in Clause 6.2(6) hereof shall be granted to the shareholders holding the Company's ordinary shares voting on all matters within the competence of the General Shareholders Meeting and to the shareholders holding the Company's preferred shares of each class rights under which shares are restricted.

6.4 The composition of those voting on agenda items of the General Shareholders Meeting shall be determined as of the date the list of those entitled to take part in the General Shareholders Meeting is drawn up.

6.5 If the quorum on different agenda items of the meeting is to be determined separately, the quorum determination minutes shall state the presence/absence of a quorum for each of such items.

7. BODIES ESTABLISHED TO HOLD A GENERAL SHAREHOLDERS MEETING

7.1 The General Shareholders Meeting shall be presided over by the General Director of the Company unless the Board of Director decides otherwise. The Chairman of the General Shareholders Meeting shall conduct the meeting and, among other things:

1) declare the meeting open and closed;

2) introduce those presenting information on agenda items;

3) control deliberations on agenda items and

4) perform other functions provided for hereunder.

7.2 For the purposes of participation in the conduct of a General Shareholders Meeting held in the form of a meeting, the Chairman of the meeting may decide to form a Presidium of the General Shareholders Meeting.

         The Chairman and members of the Presidium shall jointly conduct the General Shareholders Meeting and perform the functions provided for under Clauses 7.1.1 - 7.1.3 hereof.

7.3 If, at an extraordinary General Meeting convened by decision of bodies and persons entitled to request the convocation of an extraordinary General Meeting, the person who is to preside at the General Meeting in accordance with the Company Charter is absent, the General Meeting shall be chaired by the person who made the decision to convene the extraordinary General Meeting (or his/her representative) or, if the decision to convene the extraordinary General Meeting was made by several persons or members of a joint body, by one of them in accordance with their decision which shall be reflected in the minutes of the General Shareholders Meeting.

7.4 In order to keep minutes of the General Meeting, the Chairman of the General Shareholders Meeting shall appoint a Secretary (Secretariat) of the General Shareholders Meeting.

7.5 The Secretary (Secretariat) of the General Shareholders Meeting shall perform the following functions: 1) provide answers to questions asked by participants in the General Meeting with respect to its rules of procedure and related to the application of these Regulations and compliance with the requirements of applicable law, as well as take measures to resolve conflicts connected with the rules of procedure of the General Shareholders Meeting;

2) arrange for the keeping of the minutes of the General Shareholders Meeting.

7.6 If the number of shareholders of the Company exceeds five hundred (500), the functions of the Company's Tallying Commission shall be performed by the Registrar of the Company. The Tallying Commission (Registrar of the Company) shall verify the powers of and register persons participating in the General Shareholders Meeting, determine the quorum of the General Shareholders Meeting, clarify matters arising in connection with the exercise by shareholders (or their representatives) of voting rights at the general meeting, clarify the voting procedure on matters to be voted on, ensure the observation of the established voting procedure and the rights of shareholders to participate in voting, tally the votes, sum up the voting results, draw up the minutes of the voting results, submit voting ballots to the archives and perform other functions provided for hereunder.

         The Tallying Commission (Registrar) shall have the right:

-        to keep books and other registers in any form at its discretion; and

- to determine the form of the minutes to be kept in accordance with the requirements of applicable law and these Regulations.

8. Procedure for Holding the General Shareholders Meeting and Voting on the Agenda Items of a General Shareholders Meeting Held in the Form of a Meeting (Joint Presence of Shareholders to Discuss Agenda Items and Take Decisions on Matters Put to a Vote)

8.1 The persons included in the list of persons entitled to participate in the General Shareholders Meeting (or their representatives) shall be registered for the purposes of participation in the General Shareholders Meeting, except for persons (or their representatives) whose voting ballots were received no later than two days prior to the date of holding the meeting. The persons entitled to participate in the General Shareholders Meeting (or their representatives) whose voting ballots were received no later than two days prior to the date of holding the General Shareholders Meeting, have the right to attend the general meeting. Such persons shall not be registered and given voting ballots.

         If, prior to the registration of a representative of a person entitled to take part in the meeting, the Company or the Registrar performing the functions of a tallying commission receives notice of such representative's replacement (withdrawal), the person entitled to take part in the meeting (including the new representative acting under a power of attorney for voting) shall be registered for participation in the meeting.

         Acquirers of shares transferred after the date the list of those entitled to take part in the meeting was drawn up shall be registered for participation in the meeting provided the person included in the list of those entitled to take part in the meeting has issued the acquirers with powers of attorney to vote such shares.

         A shareholder holding the Company's voting shares may participate in the General Shareholders Meeting either in person or through his/her representative. A shareholder shall have the right to replace his/her representative at the General Shareholders Meeting at any time or to participate in the General Shareholders Meeting in person.

         Should a shareholder have several representatives, the powers of attorney issued to each of them shall clearly differentiate the powers of each representative, including the number of shares held by the shareholder and empowering each representative to vote on agenda items of the General Shareholders Meeting.

         A shareholder holding the Company's non-voting shares shall have the right to attend General Shareholders Meetings conducted in the form of a meeting.

         A shareholder's representative at the General Shareholders Meeting shall act in accordance with the powers based, inter alia, on a written power of attorney. The power of attorney for the voting at the General Shareholders Meeting shall contain information about the shareholder being represented and about the representative (full name of an individual (or name and organizational and legal form of a legal entity), place of residence or location, passport data of an individual (or information on the state registration of a legal entity)).

         The head of a corporate shareholder may participate in the General Shareholders Meeting without a power of attorney, based on documents evidencing his/her powers as a person entitled to act on behalf of such organization without a power of attorney (protocol, minutes, order on appointment, etc.) and his/her personal identification documents.

8.2 A General Meeting held in the form of a meeting shall be declared open if by the time of its commencement there is a quorum with respect to at least one item on the agenda of the meeting. Registration of those who are entitled to take part in the General Meeting and who did not register for participation in the General Meeting prior to its commencement shall be terminated at the close of discussion of the last agenda item with respect to which there is a quorum.

8.3 In the event there is no quorum on any of the agenda items as of the moment of the beginning of the General Shareholders Meeting, the Registrar performing the functions of a tallying commission shall so inform the Chairman of the General Shareholders Meeting. The Chairman of the General Shareholders Meeting shall decide on the period of adjournment of the beginning of the General Shareholders Meeting. The beginning of the General Shareholders Meeting may not be adjourned for more than 2 hours.

         In the event the beginning of the General Shareholders Meeting is adjourned, the minutes of the General Shareholders Meeting shall reflect the actual time of the beginning of the General Shareholders Meeting.

8.4 Items shall be considered and voted on at the General Shareholders Meeting in the order of priority determined in the approved agenda.

         The order in which the items are to be considered may be changed by decision of the Chairman of the meeting.

8.5 Discussion of items on the agenda of the General Shareholders Meeting shall consist of the provision to the persons participating in the meeting of information on the agenda items and of the provision to them (if required) of clarifications on agenda items and on the information furnished to them.

         Items of the agenda of the General Shareholders Meeting shall be discussed in accordance with the procedure established by Clauses 8.6 - 8.9 hereof.

8.6 Persons participating in the General Shareholders Meeting shall receive information on the agenda item under discussion in the form of reports (statements) delivered by:

-        the speakers appointed and announced by the Chairman of the meeting;

- persons (or their representatives) who participate in the meeting and have announced their intention to provide additional information on agenda items. Such announcements shall be submitted in writing to the Chairman of the General Shareholders Meeting prior to the commencement of the consideration of the relevant agenda item. The announcement shall specify the name of the person, the wording of the agenda item to be reported on, the time required for the speech and the number of votes to be cast by such person on the agenda item under discussion.

8.7 Each person (or representative) taking part in the meeting shall have the right to request clarifications on any agenda item and on the information presented from the Chairman of the meeting or from the person/s presenting such information. Such request shall be submitted in writing to the Chairman of the General Shareholders Meeting prior to the commencement of consideration of the next agenda item. The request shall specify the name of the person participating in the meeting and the number of votes to be cast by such person on the agenda item under discussion.

         Each request in writing duly filled out shall be considered at the meeting.

         If, in the opinion of the Chairman of the meeting, a member of the Presidium of the meeting or a person/s providing information, it is impossible to immediately provide an exhaustive clarification or if a person (representative) taking part in the meeting requests a clarification in writing on the item of interest to him/her, such clarification in writing shall be furnished to the applicant within 10 days after the General Shareholders Meeting is closed. Clarification in writing may only be furnished if the request is duly filled out in accordance with the first paragraph of this clause.

8.8 The time for the delivery of reports (information) on items of the meeting's agenda and of clarifications in response to requests shall be determined by the Chairman of the meeting, provided that:

- a speaker appointed by the Chairman of the meeting shall have at least 10 minutes but no more than 45 minutes to speak;

- a person (representative) taking part in the meeting and providing additional information on an agenda item shall have at least five minutes to speak;

- a person making a clarification in response to a request shall have at least 10 minutes to speak.

         A speaker does not need to use up all the time allotted to him/her by the Chairman of the meeting.

         The Chairman of the meeting may not comment on a report or interrupt a speaker except where the speaker breaches the rules of procedure provided for hereunder.

8.9 The necessity for breaks during the General Shareholders Meeting and their duration shall be determined by the Chairman of the meeting.

         No break in the General Shareholders Meeting may be announced during the discussion of an agenda item.

8.10 The persons (or their representatives) registered to participate in the General Shareholders Meeting shall be given an opportunity to vote on agenda items at any time from the moment of their registration until the expiry of the voting period determined pursuant to Section 8.11 hereof and the commencement of the tallying of the results of the vote.

8.11 Following the discussion of the last item of the agenda of the General Shareholders Meeting with respect to which there is a quorum, the Chairman of the meeting shall additionally allot no more than 30 minutes for voting on the items of the agenda of the meeting.

8.12 The results of the vote and the resolutions adopted at the General Meeting may be:

1) announced at the General Shareholders Meeting; or

2) duly communicated to the persons entitled to take part in the meeting.

8.13     The General Shareholders Meeting shall be closed:

1) when all the resolutions approved by the meeting and the results of the vote have been announced as provided for under subclause 1 of Clause 8.12 hereof; or

2) when the period of time allotted for voting on agenda items as per Clause
8.11 hereof expires as provided for under subclause 2 of Clause 8.12 hereof.

         A General Shareholders Meeting by the beginning of which there was a quorum with respect to certain agenda items only may not be closed if by the moment registration is completed enough persons were registered to provide a quorum for decision-making on other items on the agenda of the General Shareholders Meeting.

8.14 After the minute on the results of the vote is drawn up and the minutes of the General Shareholders Meeting are signed, the voting ballots shall be sealed by the Tallying Commission (Registrar of the Company) and handed over to the Company's archives for safekeeping.

9.       Voting Ballot at the General Shareholders Meeting

9.1 Agenda items of the General Shareholders Meeting shall only be voted on by voting ballots.

         The voting ballot shall be sent or handed out against signature to each person specified in the list of persons entitled to participate in the General Shareholders Meeting in accordance with the procedure and by the deadline determined for the notice of the General Shareholders Meeting.

         At the request of persons who are registering for participation in a General Shareholders Meeting to be held in the form of a meeting and whose voting ballots have not been received by the Company or were received later than two days prior to the date of the meeting, they may only be issued with voting ballots marked to show they are duplicates.

         In case a General Shareholders Meeting is held in the form of a meeting, if the Company or the Registrar performing the functions of a tallying commission receives, from a person entitled to take part in the General Shareholders Meeting, notice of replacement (withdrawal) of his/her representative prior to such the registration of the representative whose powers are being terminated, the person entitled to take part in the meeting (including the new representative acting under a voting power of attorney) shall be issued with voting ballots.
         If a General Shareholders Meeting is held in the form of a meeting, the registered acquirers of shares transferred after the date of completion of the list of persons entitled to take part in the meeting shall be issued with voting ballots if the person included in the list of those entitled to take part in the meeting has issued powers of attorney to such acquirers to vote such shares.

         If a General Shareholders Meeting is held in the form of an absentee voting, the acquirers of shares transferred after the date of completion of the list of persons entitled to take part in the meeting, if the person included in the list of those entitled to take part in the meeting has issued powers of attorney to such acquirers to vote such shares, shall only be issued with voting ballots if such acquirers apply to:

-        the Company, if the Company itself sends (issues) voting ballots; or

- the Registrar of the Company if voting ballots are sent (issued) by the Registrar under a contract with the Company.

9.2      The voting ballot shall contain:

1) the full official name and location of the Company;

2) the form in which the meeting is to be held (meeting or absentee voting);

3) date, location and time of the General Shareholders Meeting and the mailing address to which filled-out voting ballots may be sent or, in the event the General Shareholders Meeting is to be held in the form of an absentee voting, the final date of acceptance of voting ballots and the mailing address to which filled-out ballots are to be sent;

4) the language of resolutions on each item (name of each candidate) on which such ballot is to vote;

5) voting options with respect to each agenda item - "for ," "against" or "abstain " - and margins opposite each voting option to mark the number of votes cast for each voting option and, if the voting ballot is used in a cumulative vote to elect members of the board of directors, also containing:

- an indication that the members of the Board of Directors of the Company are elected by a cumulative vote and an explanation of the nature of a cumulative vote;

- a margin for marking, opposite the name of each candidate, the number of votes cast for the relevant candidate by the person taking part in the meeting and opting "for ";

- clarifications stating that the fraction of a vote obtained by multiplying the number of votes held by the shareholder of a fraction of a vote by the number of persons to be elected to the Board of Directors of the Company may only be cast in favor of one candidate;

6) an indication that the voting ballot is to be signed by the shareholder; and

7) clarifications that:

         the voter may only select one voting option except where the voting is in accordance with the instructions of persons who acquired shares after the date of the list of persons entitled to take part in the meeting or in accordance with the instructions of holders of depositary securities;

         if the ballot contains more than one voting option, the margins for the number of votes cast for each voting option are to indicate the number of votes cast for the relevant voting option and that the voting is in accordance with the instructions of the acquirer of shares transferred after the date of the list of those entitled to take part in the meeting and/or in accordance with the instructions of holders of depositary securities;

         the one voting under a power of attorney issued with respect to shares transferred after the date of the list of those entitled to take part in the General Shareholders Meeting shall, in the margin with the number of votes marked opposite the chosen voting option, indicate the number of votes cast for the chosen voting option and indicate that the voting is under a power of attorney issued with respect to shares transferred after the date of the list of those entitled to take part in the meeting;

         if, after the date of the list of those entitled to take part in the meeting, not all of the shares were transferred, the voter shall, in the margin to indicate the number of votes opposite the chosen voting option, indicate the number of votes cast for the chosen voting option and note that part of the shares was transferred after the date of the list of those entitled to take part in the meeting. If, with respect to shares transferred after the date of the list of those entitled to take part in the meeting, the instructions received from the acquirer of such shares coincide with the chosen voting option, such votes shall be summed.

         In addition to the above, the voting ballot may indicate:

         1) the language of every item put to a vote and the order of priority of its consideration;

         2) the manner in which the chosen voting option is indicated;

         3) the full name of the person entitled to take part in the General Shareholders Meeting;

         4) the number of votes the person entitled to take part in the General Shareholders Meeting may cast with respect to each item on the agenda of the meeting;

         5) margins where the persons who have indicated the number of votes cast for the chosen voting option/s may mark, in each case, that:

- the voting is in accordance with the instructions of the acquirer of shares transferred after the date of the list of persons entitled to take part in the meeting;

- the voting is in accordance with the instructions of holders of depositary securities;

- the voting is under a power of attorney issued with respect to shares transferred after the date of the list of those entitled to take part in the meeting;

- part of the shares was transferred after the date of the list of those entitled to take part in the meeting; and

         6) other information determined by the Board of Directors of the Company and provided for under applicable law.

         The voting ballot may not contain two or more items on the agenda of the General Shareholders Meeting if the voting on such items is to be by different groups of voters.

9.3      The following shall be deemed invalid:

1) voting ballots in which the voter chose more than one voting option except where the voting is in accordance with the instructions of persons who acquired shares after the date of the list of those entitled to take part in the meeting or in accordance with the instructions of holders of depositary securities;

2) voting ballots received by the Company and signed by a representative acting under a power of attorney if the Company or the Registrar performing the functions of a tallying commission receives notice of replacement (withdrawal) of such representative no later than two days prior to the date of the General Meeting;

3) two or more voting ballots discovered filled out by the same person in which, with respect to the same item on the agenda of the General Shareholders Meeting, the same person chose different voting options except where the voting ballots are signed by a person who has issued a voting power of attorney with respect to shares transferred after the date of the list of those entitled to take part in the meeting and/or by persons acting under such powers of attorney in which the margins indicating the number of votes cast for each voting option indicate the number of votes cast for the relevant voting option and bear relevant marks provided for under Clause 9.2 hereof;

4) a voting ballot on the election of the members of the Auditing Commission of the Company in which the "for " voting option is chosen for more candidates than the number of persons to be elected to the Auditing Commission of the Company except where the voting ballots are signed by a person voting shares transferred after the date of the list of those entitled to take part in the meeting in accordance with the instructions received from the acquirers of such shares and/or a person voting shares circulating beyond the boundaries of the Russian Federation in the form of depositary securities in accordance with the instructions received from the holders of depositary securities and contain the relevant markings provided for under Clause 9.2 hereof.

9.4 In the event a voting ballot contains several items put to a vote, the invalidation of the ballot with respect to one or more items shall not entail the invalidation of the ballot as a whole.

9.5 The votes represented by a voting ballot declared invalid with respect to one, several or all the items voted on with such ballot shall not be counted in the tallying of the results of the vote on the items with respect to which the ballot is declared invalid.

         The invalidation of a voting ballot with respect to one, several or all the items voted on with such ballot shall not constitute grounds for the exclusion of the votes cast under such ballot from the tallying of the quorum.

10.      Costs of Preparing and Holding the General Shareholders Meeting

10.1 The Management Board of the Company shall draw up and approve a list of costs of the preparation for and holding of the annual and extraordinary General Shareholders Meeting convened by decision of the Board of Directors on its own initiative or at the request of the Auditing Commission of the Company, the external auditor of the Company and shareholder/s holding at least 10 percent of the Company's voting shares as of the date of the request.

10.2 In the event no decision is made within the period determined by the Board of Directors of the Company for the convocation of an extraordinary General Shareholders Meeting or the convocation was refused and an extraordinary General Shareholders Meeting is convened by bodies and persons requesting its convocation and the General Shareholders Meeting decides that the costs of preparing for and holding of the General Shareholders Meeting should be reimbursed by the Company, only documented costs incurred by the bodies and persons authorized to convene and conduct such extraordinary General Shareholders Meeting shall be reimbursed.

11. Procedure for Approving These Regulations and for Amendments and Additions Hereto

11.1 These Regulations shall be approved at the General Shareholders Meeting by a majority of votes of the shareholders holding the Company's voting shares and participating in the meeting.

11.2 Additions and amendments to these Regulations may be introduced by the General Shareholders Meeting by a majority of votes of the shareholders holding the Company's voting shares and participating in the meeting.

11.3 If, as a result of a change in Russian Federation law or the Company's Charter, certain provisions of these Regulations come into conflict with such changes, these Regulations shall apply inasmuch as they do not conflict with applicable law and the Company Charter.

                                                        Exhibit 5

                                                   Approved
                                            by the General Shareholders Meeting
                                            of OJSC Rostelecom on 15 June 2003
                                            Minutes No. __ dated __ June 2003
                                            ------------------------------
                                            Chairman of the General Shareholders
                                            Meeting




                          Amendments to the Regulations
      on the Board of Directors of OJSC Rostelecom (restated version No. 2)
               approved by the Annual General Shareholders Meeting
      of OJSC Rostelecom on June 1, 2002 (Minutes No. 1, dated June 1, 2002)



1. Restate Clause 7.1 as follows: "For the period of performance by the members of the Board of Directors of their duties, the Company shall remunerate them and compensate costs connected with the performance by members of the Board of Directors of their functions."

2.       Add the following Clauses 7.3 and 7.4 to Section 7:

         "7.3 In addition to the remuneration specified in Clause 7.2 hereof, for filfilling special assignments set by a decision of the Board of Directors aimed at the adoption, approval and performance of a balanced budget of the Company in accordance with the Company's long-term development plan, members of the Board of Directors may receive remuneration in an amount determined pursuant to Clause 7.4 hereof and depending on the level of the Company's capitalization.

         7.4 The personal amount of remuneration of a member of the Board of Directors mentioned in Clause 7.3 hereof shall be determined as the difference between the value of the conventional block of shares of such member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on the receipt of remuneration by such member of the Board of Directors and the value of the conventional block of shares of such member of the Board of Directors as of the date of the decision of the Board of Directors of the Company setting the special assignment.

         7.4.1 In such cases, in order to calculate the amount of remuneration:

         - The value of the conventional block of shares of a given member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on the receipt of remuneration by such member of the Board of Directors shall be determined as the price of one ordinary share of the Company as of the moment of the closing of the last transaction with ordinary shares of the Company in the Russian Trading System on the date of the decision of the Board of Directors on the receipt of remuneration by such member of the Board of Directors multiplied by the number of the ordinary shares of the Company in the conventional block of shares of such member of the Board of Directors.

         - The value of the conventional block of shares of a given member of the Board of Directors as of the date of the decision of the Board of Directors of the Company on setting the special assignment shall be determined as the price of one ordinary share of the Company as of the moment of the closing of the last transaction with ordinary shares of the Company in the Russian Trading System on the date of the decision of the Board of Directors on setting the special assignment multiplied by the number of the ordinary shares of the Company in the conventional block of shares of such member of the Board of Directors.

         - The conventional block of shares of a given member of the Board of Directors shall comprise the number of ordinary shares of the Company specified in Clause 7.4.3 hereof.

         7.4.2 A member of the Board of Directors shall receive no remuneration if the calculated personal amount of remuneration constitutes a negative quantity.

         7.4.3 In the determination of a personal amount of remuneration of a member of the Board of Directors the aggregate number of ordinary shares used in the calculation of the conventional block of shares of such member of the Board of Directors may not exceed 150,000 ordinary shares of the Company (hereinafter, the "aggregate number of ordinary shares").

         7.4.4 The criteria of accomplishment of special assignments, as well as their substance, procedure, methods, deadlines and other conditions for receipt by members of the Board of Directors of remuneration for the accomplishment of special assignments shall be determined by a decision of the Board of Directors of the Company. The member of the Board of Directors with respect to whom such decision is adopted shall not take part in the vote.

         "7.4.5 Prior to the decision on the receipt of remuneration by members of the Board of Directors the accomplishment by members of the Board of Directors of special assignments shall be confirmed by the opinion of the Audit Commission of the Company and/or the external auditor of the Company."

Clause 7.3 as currently stated shall be Clause 7.5 in the restated version.

3. In the restated language of Clause 7.5, replace the words "except remuneration" with the words "except remunerations."

                                                           Exhibit 6


                                                     APPROVED
                                           by the General Shareholders Meeting
                                           of OJSC Rostelecom on 15 June 2003
                                           Minutes No.__ dated __ June 2003
                                           ---------------------------
                                           Chairman of the General Shareholders
                                           Meeting




                          Amendments to the Regulations
        on the Management Board of OJSC Rostelecom (restated version No.1)
               approved by the Annual General Shareholders Meeting
      of OJSC Rostelecom on June 1, 2002 (Minutes No. 1, dated June 1, 2002)



1. Restate Clause 7.2 as follows: "The Board of Directors shall, on a quarterly basis, consider the determination of the aggregate amount of remuneration of the Management Board of the Company, which may not exceed 0.2% of the Company's net profit as specified in the accounts for the quarter for which the amount of remuneration is determined."

2. Restate Clause 7.3 as follows:

         "The amount of monetary remuneration of each member of the Management Board shall be proposed by the Chairman of the Management Board depending on the volume and intensity of the work performed by a particular member of the Management Board.

         A decision on the amount of monetary remuneration of a member of the Management Board shall be made at a meeting of the Management Board by a simple majority of votes of the members of the Management Board participating in such meeting. The member of the Management Board on the amount of whose remuneration the decision is made shall not participate in the vote."